

Paul, Has[redacted]
515 South [redacted] 71-2228
telephone [redacted] ulhastings.com



05010375

SUPPL

(213) 683-6196
carolyndomen@paulhastings.com

August 9, 2005

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

PROCESSED AUG 18 2005 THOMSON FINANCIAL

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, with exhibits hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign public issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the period of June through August 1, 2005, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, we are enclosing one copy of each of the documents (together with English translations thereof) listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph (b)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Carolyn M. Domen

Carolyn M. Domen
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.),
Yamaha Corporation

株主総会会場ご案内図


N
東名高速道路
浜松インター
至東京
左側車線に寄って走ってください。
直進となりますので、このあたりから
右側車線に寄って走ってください。
当社 18号館
ヤマハ
八幡駅
六間道路
遠州信用
金庫
北小
浜松市役所
ヤマハミュージック東海
浜松店
GASビル
サーラ
柳通り
GS
国道
152号線
浜松東
郵便局
パチンコ
竜光
GS
浜松スポーツ
センター
陸橋
中日新聞
静岡文化芸術大学
芳川
遠鉄電車(高架)
東海道本線
浜松郵便局
東海道新幹線
浜松アクトシティ
浜松駅
新浜松駅
国道1号線

浜松市中沢町10番1号

電話 (053)460−2800

(浜松駅より約2㎞、遠鉄八幡駅より徒歩約3分、
浜松インターより車で約30分。)

インターネットによる議決権行使のお手続きについて

インターネットにより議決権を行使される場合は、下記事項をご確認のうえ、行使していただきますようお願い申しあげます。

1．インターネットによる議決権行使は、当社の指定する議決権行使サイト（http://www.web54.net）をご利用いただくことによってのみ可能です。
なお、議決権行使サイトは、携帯電話を用いたインターネットではご利用いただけませんのでご了承ください。
2．インターネットにより議決権を行使される場合は、議決権行使書右片に記載の議決権行使コードおよびパスワードが必要となります。今回ご案内するパスワードは、原則として本株主総会に関してのみ有効です。次回の株主総会の際には、新たなパスワードを発行いたします。
3．インターネットによる議決権行使は、議決権行使結果の集計の都合上、可能な限り株主総会前日の平成17年6月23日（木曜日）の午後5時までに行使されますようお願いいたします。
4．インターネットと書面の両方で議決権行使をされた場合は、後に到着したものを有効な議決権行使としてお取り扱いいたします。ただし、この両方が同日に到着した場合は、インターネットによるものを有効な議決権行使としてお取り扱いいたします。
5．インターネットにより複数回、議決権行使をされた場合は、最後に行われたものを有効な議決権行使としてお取り扱いいたします。
6．議決権行使サイトへのアクセスに際して発生する費用は、株主様のご負担となりますのでご了承ください。

●インターネット議決権行使に関するお問い合わせ
中央三井証券代行ウェブサポート
電話　03（5677）2031
受付時間　土日休日を除く　9：00～21：00

MEMO

第４号議案　退任取締役に対し退職慰労金贈呈の件

本総会終結の時をもって退任される取締役前嶋邦啓氏に対し、在任中の労に報いるため、当社所定の「役員退職慰労金算定基準」に従い、退職慰労金を贈呈いたしたいと存じます。なお、その具体的金額、贈呈の時期、方法等は取締役会にご一任願いたいと存じます。

退任取締役の略歴は、次の通りであります。

氏名	略歴
前嶋邦啓（まえじま くにひろ）	平成７年６月　当社取締役 平成12年６月　同　常務取締役 平成17年４月　同　取締役 現在に至る

以　上

第３号議案　取締役４名選任の件

取締役前嶋邦啓、長谷川　至、花本眞也、牧野時久の４名は、本総会終結の時をもって任期満了となりますので、取締役４名の選任をお願いするものであります。

取締役候補者は、次の通りであります。

候補者番号	氏名（生年月日）	略歴および他の会社の代表状況	所有する当社株式の数
1	長谷川（はせがわ）　至（とおる） （昭和11年５月15日生）	昭和35年４月　ヤマハ発動機株式会社入社 昭和60年７月　同　取締役 平成９年６月　同　常務取締役 平成12年６月　同　専務取締役 平成13年４月　同　代表取締役社長 平成15年６月　当社　取締役 現在に至る 平成17年１月　ヤマハ発動機株式会社　取締役会長 現在に至る	5,000株
2	花本眞也（はなもとしんや） （昭和21年６月18日生）	昭和45年４月　当社入社 平成８年３月　同　国内楽器営業本部長 平成９年６月　同　取締役 現在に至る 平成16年６月　同　総務・渉外担当、総務部、環境管理部担当 現在に至る	11,300株
3	牧野時久（まきのときひさ） （昭和25年２月20日生）	昭和43年４月　当社入社 平成12年４月　同　経理・財務部長 平成13年２月　同　執行役員 平成15年６月　同　取締役 現在に至る 平成16年６月　同　財務担当、経理・財務部、監査室、ゴルフ事業推進部担当 現在に至る	6,982株
4	八幡泰司（やはたやすし） （昭和29年３月16日生）	昭和53年４月　当社入社 平成10年４月　同　生産技術統括部生産企画部長 平成16年４月　同　生産技術部長 平成16年６月　同　執行役員 現在に至る 平成16年６月　同　生産技術統括本部長 現在に至る	2,000株

(注) 1．長谷川　至は、商法第188条第２項第７号ノ２に定める社外取締役の要件を満たしております。
2．取締役候補者のうち、当社との間に特別の利害関係を有する者はありません。

2．変更の内容

（下線部が変更箇所）

現　行　定　款	変　更　案
（任　期） 第18条　取締役の任期は、その就任後2年内の最終の決算期に関する定時株主総会終結の時までとする。	（任　期） 第18条　取締役の任期は、その就任後1年内の最終の決算期に関する定時株主総会終結の時までとする。
－新設－	附則　第18条の規定にかかわらず、平成16年6月25日開催の第180期定時株主総会において選任された取締役の任期は、平成18年開催の定時株主総会終結の時までとする。

議決権の行使についての参考書類

1．総株主の議決権の数

2,060,514個

2．議案および参考事項

第1号議案　第181期利益処分案承認の件

議案の内容は､株主総会招集ご通知の添付書類31頁に記載の通りであります。

当社は、連結株主資本利益率の向上を念頭において、中期的な連結利益水準をベースに、研究開発・合理化投資など経営基盤強化のために適正な内部留保を行うとともに、安定的な配当を実施することを基本方針としております。

当期の業績につきましては、事業別には跛行性があるものの、グループ全体としては､ほぼ当初計画通りの損益を達成することができました｡また､キャッシュ・フローの改善により、目標としておりました実質有利子負債ゼロを2年前倒しで達成することができました。

以上により、当期末の利益配当金につきましては、株主様の日頃のご支援にお応えすべく、1株につき2円50銭増配し、1株につき12円50銭（先に実施いたしました中間配当と合わせて年20円、前期は年15円）とさせていただきたいと存じます。

また、役員賞与金は、100百万円（うち、監査役賞与金15百万円）とさせていただきたいと存じます。

第2号議案　定款一部変更の件

1．議案の要領および変更の理由

毎事業年度における取締役の経営責任を明確にするとともに、経営環境の変化に対応して最適な経営体制を機動的に構築するために、取締役の任期を2年から1年に短縮しようとするものであります。なお、平成16年6月25日開催の第180期定時株主総会において選任された取締役の任期につきましては、従前の規定が適用されることを明確にするため、附則を設けようとするものであります。

監査役会の監査報告書 謄本

監 査 報 告 書

当監査役会は、平成16年4月1日から平成17年3月31日までの第181期営業年度の取締役の職務の執行に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成し、以下のとおり報告いたします。

1. 監査役の監査の方法の概要

各監査役は、監査役会が定めた監査の方針、業務の分担等に従い、取締役会及びその他の重要な会議に出席するほか、取締役等から営業の報告を聴取し、重要な決裁書類等を閲覧し、本社及び主要な事業所において業務及び財産の状況を調査し、また、会計監査人から監査に関する報告及び説明を受け、計算書類及び附属明細書につき検討を加えました。子会社に対しても営業の報告を求め、必要に応じて子会社に赴き、業務及び財産の状況を調査いたしました。

取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等に関しては、上記の監査の方法のほか、必要に応じて取締役等に報告を求め、当該取引の状況を詳細に調査いたしました。

2. 監査の結果

(1) 会計監査人である新日本監査法人の監査の方法及び結果は相当であると認めます。

(2) 営業報告書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

(3) 利益処分に関する議案は、会社財産の状況その他の事情に照らし指摘すべき事項は認められません。

(4) 附属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

(5) 取締役の職務遂行に関しては、子会社に関する職務を含め、不正の行為又は法令若しくは定款に違反する重大な事実は認められません。

なお、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等についても取締役の義務違反は認められません。

平成17年4月28日

ヤマハ株式会社 監査役会

常勤監査役 太 田 直 幹 ㊞

常勤監査役 堀 越 美 知 夫 ㊞

監 査 役 三 浦 州 夫 ㊞

監 査 役 和久田晴比古 ㊞

(注) 常勤監査役太田直幹及び監査役三浦州夫は、株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役であります。

以 上

会計監査人の監査報告書 謄本

独立監査人の監査報告書

平成17年4月27日

ヤマハ株式会社
取締役会　御中

新日本監査法人

指定社員
業務執行社員　公認会計士　木下邦彦 ㊞

指定社員
業務執行社員　公認会計士　河西秀治 ㊞

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第2条第1項の規定に基づき、ヤマハ株式会社の平成16年4月1日から平成17年3月31日までの第181期営業年度の計算書類、すなわち、貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び利益処分案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。この計算書類及び附属明細書の作成責任は経営者にあり、当監査法人の責任は独立の立場から計算書類及び附属明細書に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に計算書類及び附属明細書に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての計算書類及び附属明細書の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。なお、この監査は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。

(1) 貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。
　会計処理の変更に記載のとおり、当営業年度から固定資産の減損に係る会計基準を適用しているが、この適用は会計基準の変更に伴う会計方針の変更であり、相当と認める。

(2) 営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。

(3) 利益処分案は、法令及び定款に適合しているものと認める。

(4) 附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

利益処分案

	円
当期未処理損失	8,116,122,857
圧縮記帳積立金取崩高	236,000,000
別途積立金取崩高	16,000,000,000
合計	8,119,877,143

これを次の通り処分する。

利益配当金（１株につき12円50銭）	2,579,128,450
役員賞与金 （うち　監査役賞与金）	100,000,000 （　15,000,000　）
特別償却準備金積立高	11,000,000
圧縮記帳積立金	68,000,000
買換資産取得特別勘定積立金	565,000,000
次期繰越利益	4,796,748,693

（注）平成16年12月10日に、1,547,559,113円（１株につき７円50銭）の中間配当を実施しました。

当期から「固定資産の減損に係る会計基準」(「固定資産の減損に係る会計基準の設定に関する意見書」(企業会計審議会　平成14年８月９日)）及び「固定資産の減損に係る会計基準の適用指針」(企業会計基準委員会　平成15年10月31日企業会計基準適用指針第６号）を適用しております。

この変更に伴い、減損損失32,549百万円を計上し、減価償却費は当該変更前に比して1,238百万円減少しております。この結果、経常利益が1,238百万円増加し、税引前当期純利益が31,310百万円減少しております。また、減損損失累計額については当該各資産の金額から直接控除しております。

10. 関係会社特例規定

当期より商法施行規則第48条に基づき、関係会社の項目に区分して表示しております。

貸借対照表の注記

1．関係会社に対する金銭債権及び金銭債務

短期金銭債権　11,089百万円　長期金銭債権　86百万円

短期金銭債務　10,508百万円　長期金銭債務　125百万円

2．有形固定資産の減価償却累計額　131,966百万円

3．土地の再評価

土地の再評価に関する法律（平成10年３月31日公布法律第34号）に基づき、事業用土地の再評価を行っております。

1）再評価実施日　平成14年３月31日

2）再評価の方法

土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第３号に定める「地方税法第341条第10号の土地課税台帳又は同条第11号の土地補充課税台帳に登録されている価格」により算定しております。

3）再評価を行った事業用土地の期末における時価と再評価後の帳簿価額との差額

△8,650百万円

4．貸借対照表に計上した固定資産のほか、リース契約により使用している重要な固定資産として、コンピューター設備等があります。

5．保証債務　428百万円

6．輸出受取手形割引高　3,755百万円

7．役員退職慰労引当金及び子会社支援引当金は、商法施行規則第43条に規定する引当金であります。

8．配当制限

商法施行規則第124条第３号に規定する資産に時価を付したことにより増加した純資産額は6,926百万円であります。

9．記載金額は百万円未満を切捨して表示しております。

損益計算書の注記

1．関係会社との取引高

売上高　176,773百万円

仕入高　88,691百万円

営業取引以外の取引高　4,092百万円

2．１株当たり当期純利益　80銭

3．記載金額は百万円未満を切捨して表示しております。

（10年）による定額法により費用処理しております。

数理計算上の差異につきましては、各期の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌期から費用処理しております。

（追加情報）

当社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年12月１日付で厚生労働大臣から過去分返上の認可を受け、平成17年３月29日に国に返還額（最低責任準備金）の納付を行っております。当期の損益に与える影響額は、特別利益として16,863百万円計上しております。

6）役員退職慰労引当金

役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、期末要支給額を計上しております。

7）子会社支援引当金

子会社が抱える欠損金を解消するための当社負担見込額を計上しております。

4．収益及び費用の計上基準

延払条件付販売については、回収期限の到来日をもって売上収益実現の日としております。

5．リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

6．外貨建の資産又は負債の本邦通貨への換算基準

外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

7．ヘッジ会計の方法

1）ヘッジ会計の方法

外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。

2）ヘッジ手段とヘッジ対象

ヘッジ手段　…　先物為替予約、外貨プット円コールオプション買建

ヘッジ対象　…　外貨建金銭債権債務及び外貨建の予定取引

3）ヘッジ方針

社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び、通貨オプション取引について、実需の範囲内で行うこととしております。

4）ヘッジの有効性評価の方法

ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。

8．その他計算書類作成の為の重要な事項

1）消費税等の会計処理

消費税等の会計処理は、税抜方式によっております。

9．会計処理の変更

（固定資産の減損に係る会計基準）

重要な会計方針

1．資産の評価基準及び評価方法

1）有価証券

子会社及び関連会社株式…総平均法による原価法

その他有価証券

時価のあるもの…決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定）

時価のないもの…総平均法による原価法

2）デリバティブ

時価法

3）棚卸資産

後入先出法による低価法

2．固定資産の減価償却の方法

1）有形固定資産

定率法によっております。

尚、主な耐用年数は次の通りであります。

建物	31～50年（附属設備は主に15年）
構築物	10～30年
機械及び装置	4～11年
工具器具備品	5～6年（金型は主に2年）

（会計処理の変更）

レクリエーション事業に係る固定資産については、従来、定額法を採用しておりましたが、当期より定率法に変更いたしました。

この変更により当期の減価償却費は973百万円増加し、経常利益、税引前当期純利益はそれぞれ973百万円減少しております。

3．引当金の計上基準

1）貸倒引当金

営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

2）投資損失引当金

関係会社等への投資に対する損失に備えるため、その財政状態等を勘案し、必要額を計上しております。

3）アフターサービス費引当金

ピアノの調律及び調整費用に充てる為、当期以前に販売された台数に基づき今後の発生見込額を計上しております。

4）製品保証引当金

製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。

5）退職給付引当金

従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。

過去勤務債務につきましては、その発生時の従業員の平均残存勤務期間以内の一定の年数

損 益 計 算 書

（平成16年4月1日から
平成17年3月31日まで）

（単位 百万円）

経常損益の部		
Ⅰ 営業損益の部		
1. 売上高		341,546
2. 売上原価		247,455
売上総利益		94,091
3. 延払未実現利益		218
合計売上総利益		94,309
4. 販売費及び一般管理費		71,670
営業利益		**22,638**
Ⅱ 営業外損益の部		
1. 営業外収益		
受取利息	36	
受取配当金	1,861	
その他	1,181	3,079
2. 営業外費用		
支払利息	188	
その他	384	573
経常利益		**25,145**
特別損益の部		
Ⅰ 特別利益		
1. 固定資産処分益	201	
2. アフターサービス費引当金戻入額	12	
3. 製品保証引当金戻入額	426	
4. 貸倒引当金戻入額	131	
5. 投資有価証券売却益	6,338	
6. 厚生年金基金代行返上益	16,863	23,973
Ⅱ 特別損失		
1. 固定資産処分損	461	
2. 投資有価証券売却損	4	
3. 減損損失	32,549	
4. 投資有価証券評価損	70	
5. 関係会社株式評価損	2,478	
6. 投資損失引当金繰入額	154	
7. 子会社支援引当金繰入額	375	36,094
税引前当期純利益		13,024
法人税、住民税及び事業税		9,651
法人税等調整額		3,108
当期純利益		**264**
前期繰越利益		3,774
土地再評価差額金取崩額		△10,607
中間配当額		1,547
当期未処理損失		8,116

貸借対照表

(平成17年3月31日現在)

(単位 百万円)

資産の部		負債の部	
Ⅰ 流動資産	**104,118**	**Ⅰ 流動負債**	**79,877**
現金及び預金	24,839	支払手形	728
受取手形	5,645	買掛金	20,422
売掛金	33,314	短期借入金	1,908
製品及び商品	16,192	一年以内返済の長期借入金	17,038
原材料	2,028	未払金	4,991
仕掛品	8,175	未払法人税等	10,004
繰延税金資産	11,045	未払費用	21,224
その他	3,912	前受金	518
貸倒引当金	△1,036	預り金	725
		アフターサービス費引当金	57
		製品保証引当金	1,349
		子会社支援引当金	375
Ⅱ 固定資産	**213,952**	延払未実現利益	69
有形固定資産	**90,955**	その他	464
建物及び構築物	26,572	**Ⅱ 固定負債**	**65,402**
機械及び装置	7,565	長期借入金	300
車輌運搬具	110	再評価に係る繰延税金負債	11,842
工具器具備品	4,632	退職給付引当金	22,697
土地	51,464	役員退職慰労引当金	677
建設仮勘定	609	長期預り金	29,036
無形固定資産	**103**	預り保証金	848
借地権	103	**負債合計**	**145,279**
投資その他の資産	**122,894**	**資本の部**	
投資有価証券	27,407	**Ⅰ 資本金**	**28,534**
関係会社株式	58,321	**Ⅱ 資本剰余金**	**40,054**
関係会社出資金	17,441	資本準備金	40,054
長期貸付金	912	**Ⅲ 利益剰余金**	**83,255**
差入保証金	2,389	利益準備金	4,159
繰延税金資産	15,402	任意積立金	87,212
長期前払費用	1,289	圧縮記帳積立金	2,502
その他	894	別途積立金	84,710
貸倒引当金	△1,009	当期未処理損失	8,116
投資損失引当金	△154	**Ⅳ 土地再評価差額金**	**14,255**
		Ⅴ 株式等評価差額金	**6,926**
		Ⅵ 自己株式	**△235**
		資本合計	**172,791**
資産合計	**318,071**	**負債及び資本合計**	**318,071**

連結計算書類に係る監査役会の監査報告書 謄本

連結計算書類に係る監査報告書

当監査役会は、平成16年4月1日から平成17年3月31日までの第181期営業年度の連結計算書類（連結貸借対照表及び連結損益計算書）に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成し、以下のとおり報告いたします。

1．監査役の監査の方法の概要

各監査役は、監査役会が定めた監査の方針、業務の分担等に従い、連結計算書類について取締役等及び会計監査人から報告及び説明を受け、監査いたしました。

2．監査の結果

会計監査人である新日本監査法人の監査の方法及び結果は相当であると認めます。

平成17年4月28日

ヤマハ株式会社　監査役会

常勤監査役　太田直幹 ㊞

常勤監査役　堀越美知夫 ㊞

監査役　三浦州夫 ㊞

監査役　和久田晴比古 ㊞

（注）常勤監査役太田直幹及び監査役三浦州夫は、株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役であります。

連結計算書類に係る会計監査人の監査報告書 謄本

独立監査人の監査報告書

平成17年4月27日

ヤマハ株式会社
取締役会　御中

新日本監査法人

指定社員 業務執行社員　公認会計士　木下邦彦　㊞
指定社員 業務執行社員　公認会計士　河西秀治　㊞

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第19条の2第3項の規定に基づき、ヤマハ株式会社の平成16年4月1日から平成17年3月31日までの第181期営業年度の連結計算書類、すなわち、連結貸借対照表及び連結損益計算書について監査を行った。この連結計算書類の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結計算書類に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結計算書類に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結計算書類の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。なお、この監査は、当監査法人が必要と認めて実施した子会社又は連結子会社に対する監査手続を含んでいる。

監査の結果、当監査法人は、上記の連結計算書類が、法令及び定款に従いヤマハ株式会社及びその連結子法人等から成る企業集団の財産及び損益の状態を正しく示しているものと認める。

なお、会計処理の変更に記載のとおり、当営業年度から固定資産の減損に係る会計基準を適用したが、この適用は会計基準の変更に伴う会計方針の変更であり、相当と認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（ご参考）

連結剰余金計算書

（平成16年４月１日から
平成17年３月31日まで）

（単位　百万円）

（資本剰余金の部）		
Ⅰ　資本剰余金期首残高		40,054
Ⅱ　資本剰余金期末残高		40,054
（利益剰余金の部）		
Ⅰ　利益剰余金期首残高		203,485
Ⅱ　利益剰余金増加高		
当期純利益	19,697	
持分変動に伴う土地再評価差額金取崩高	188	19,886
Ⅲ　利益剰余金減少高		
配当金	3,611	
役員賞与金	121	
連結会社増減に伴う減少高	36	
持分変動に伴う減少高	371	
土地再評価差額金取崩高	6,890	11,031
Ⅳ　利益剰余金期末残高		212,340

（注）記載金額は、百万円未満を切捨して表示しております。

連結キャッシュ・フロー計算書

（平成16年４月１日から
平成17年３月31日まで）

（単位　百万円）

Ⅰ　営業活動によるキャッシュ・フロー	39,588
Ⅱ　投資活動によるキャッシュ・フロー	△12,896
Ⅲ　財務活動によるキャッシュ・フロー	△8,306
Ⅳ　現金及び現金同等物に係る換算差額	1,099
Ⅴ　現金及び現金同等物の増加額	19,485
Ⅵ　現金及び現金同等物の期首残高	31,245
Ⅶ　除外連結子法人等の現金及び現金同等物の期首残高	△337
Ⅷ　現金及び現金同等物の期末残高	50,393

（注）記載金額は、百万円未満を切捨して表示しております。

連結貸借対照表の注記事項

1．有形固定資産の減価償却累計額　234,910百万円

2．担保提供資産

	有価証券のうち	250百万円
	有形固定資産のうち	378百万円
	投資有価証券のうち	1,514百万円
	計	2,143百万円

3．保証債務　478百万円

4．輸出受取手形割引高　1,400百万円

5．土地の再評価に関する法律（平成10年３月31日公布法律第34号）に基づき当社、連結子法人等２社及び持分法適用会社１社が事業用土地の再評価を行っております。

(1) 再評価実施日

連結子法人等１社及び持分法適用会社１社

平成12年３月31日

当社及び連結子法人等１社

平成14年３月31日

(2) 再評価の方法

当社及び連結子法人等２社は、土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第３号に定める「地方税法第341条第10号の土地課税台帳又は同条第11号の土地補充課税台帳に登録されている価格」により算定し、持分法適用会社１社は、同法律施行令第２条第４号に定める「地方税法第16条に規定する地価税の課税価格の計算の基礎となる土地の価額を算定するために国税庁長官が定めて公表した方法により算定した価額」に合理的な調整を行って算定しております。

(3) 再評価を行った土地の期末における時価と再評価後の帳簿価額との差額

△15,042百万円

6．記載金額は百万円未満を切捨して表示しております。

連結損益計算書の注記事項

1．１株当たりの当期純利益　95円６銭

2．記載金額は百万円未満を切捨して表示しております。

2）ヘッジ手段とヘッジ対象

ヘッジ手段…先物為替予約、外貨プット円コールオプション買建

ヘッジ対象…外貨建金銭債権債務及び外貨建の予定取引

3）ヘッジ方針

各社の社内管理規定に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び通貨オプション取引について、実需の範囲内で行うこととしております。

4）ヘッジの有効性評価の方法

ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。

(7) その他連結計算書類作成の為の重要な事項

1）消費税等の会計処理

消費税等の会計処理は、税抜方式によっております。

5．連結子法人等の資産及び負債の評価に関する事項

全面時価評価法によっております。

6．連結調整勘定の償却に関する事項

5年間の均等償却によっております。

7．会計処理の変更

（固定資産の減損に係る会計基準）

当連結会計年度から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」）（企業会計審議会　平成14年8月9日）及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第6号）を適用しております。

この変更に伴い、減損損失32,703百万円を計上し、減価償却費は当該変更前に比して1,238百万円減少しております。この結果、経常利益が1,238百万円増加し、税金等調整前当期純利益が31,464百万円減少しております。また、減損損失累計額については、当該各資産の金額から直接控除しております。

2）製品保証引当金

製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。

3）退職給付引当金

従業員の退職給付に備える為、主として当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。

過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。

数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から費用処理しております。

（追加情報）

当社及び一部の国内連結子法人等は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年12月1日付で厚生労働大臣から過去分返上の認可を受け、平成17年3月29日に国に返還額（最低責任準備金）の納付を行っております。当連結会計年度における損益に与える影響額は、特別利益として19,927百万円を計上しております。

4）役員退職慰労引当金

役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、期末要支給額を計上しております。

(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準

外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。尚、在外連結子法人等の資産及び負債は、決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。

(5) 重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

(6) 重要なヘッジ会計の方法

1）ヘッジ会計の方法

外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては、繰延ヘッジ処理を行っております。

４．会計処理基準に関する事項

⑴　重要な資産の評価基準及び評価方法

１）有価証券

満期保有目的の債券…償却原価法（定額法）

その他有価証券

時価のあるもの……決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定）

時価のないもの……総平均法による原価法

２）デリバティブ

時価法

３）棚卸資産

当社及び国内連結子法人等は主として後入先出法による低価法によっており、在外連結子法人等は主として移動平均法による低価法によっております。

⑵　重要な減価償却資産の減価償却方法

１）有形固定資産

主として定率法によっております。但し、一部の連結子法人等は定額法によっております。尚、主な耐用年数は次の通りであります。

建物	31～50年（附属設備は、主に15年）
構築物	10～30年
機械及び装置	４～11年
工具器具備品	５～６年（金型は、主に２年）

（会計処理の変更）

レクリエーション事業に係る固定資産については、従来、定額法を採用しておりましたが、昨今のレクリエーション事業を取り巻く環境変化、レジャーに対する嗜好の多様化が進む中で、当社グループのレクリエーション施設の経済的陳腐化が進んだことに対応して、定率法に変更いたしました。

この変更により当連結会計年度の減価償却費は1,274百万円増加し、経常利益、税金等調整前当期純利益はそれぞれ1,274百万円減少しております。

⑶　重要な引当金の計上基準

１）貸倒引当金

営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

連結計算書類作成のための基本となる重要な事項

1．連結の範囲に関する事項

連結子法人等　86社

当連結会計年度より、新たに海外子法人等1社を連結の範囲に含めております。また、国内子法人等3社と海外子法人等1社の計4社を連結の範囲から除外しております。

主要な連結子法人等の名称は「企業結合の状況」の「重要な子法人等の状況」に記載しております。

ヤマハライフサービス㈱他非連結子法人等はその資産、売上高、当期純損益及び利益剰余金等を考慮した場合、全体としても連結計算書類に重要な影響を及ぼしておりません。

2．持分法の適用に関する事項

持分法を適用した関連会社数2社

関連会社名

ヤマハ発動機㈱

㈱コルグ

持分法を適用しない非連結子法人等及び関連会社のうち主要な会社等の名称

ヤマハライフサービス㈱

ヤマハ・オーリンメタル㈱

持分法を適用しない理由

持分法非適用会社は、それぞれ連結純損益及び利益剰余金等に及ぼす影響が軽微であり、かつ全体としても重要性がないため、持分法の適用から除外しております。

持分法の適用の手続きについて特に記載する必要があると認められる事項

持分法適用会社のうち、決算日が異なる会社については、当該会社の事業年度に係る財務諸表を使用しており、連結決算日までの期間に発生した重要な取引については、連結上必要な調整を行っております。

なお、持分法適用会社であるヤマハ発動機株式会社は決算期の変更により、平成16年4月1日から平成16年12月31日までの変則9ヶ月決算となっております。

3．連結子法人等の事業年度等に関する事項

連結子法人等の決算日は、以下の6社を除いてすべて、当社と同一であります。

Yamaha de Mexico,S.A.de C.V.　　天津雅馬哈電子楽器有限公司

広州雅馬哈・珠江鋼琴有限責任公司　　蕭山雅馬哈楽器有限公司

雅馬哈楽器音響（中国）投資有限公司　　雅馬哈電子（蘇州）有限公司

上記6社の決算日は12月31日であり、連結決算日に正規の決算に準ずる合理的な手続きにより決算を行っております。

連結損益計算書

(平成16年4月1日から
平成17年3月31日まで)

(単位 百万円)

経常損益の部		
I 営業損益の部		
1. 売上高		534,079
2. 売上原価		335,705
売上総利益		198,374
3. 延払未実現利益		221
合計売上総利益		198,595
4. 販売費及び一般管理費		162,899
営業利益		**35,695**
II 営業外損益の部		
1. 営業外収益		
受取利息	327	
受取配当金	381	
持分法による投資利益	9,110	
その他	2,335	12,155
2. 営業外費用		
支払利息	1,020	
売上割引	4,327	
その他	1,199	6,548
経常利益		**41,302**
特別損益の部		
I 特別利益		
1. 固定資産処分益	390	
2. アフターサービス費引当金戻入額	12	
3. 製品保証引当金戻入額	521	
4. 投資有価証券売却益	6,534	
5. 関係会社清算益	4	
6. 厚生年金基金代行返上益	19,927	27,391
II 特別損失		
1. 固定資産処分損	1,520	
2. 減損損失	32,703	
3. 投資有価証券売却損	4	
4. 投資有価証券評価損	70	
5. 関係会社株式評価損	70	
6. 構造改革費用	52	
7. 特別退職金	755	35,178
税金等調整前当期純利益		33,516
法人税、住民税及び事業税		14,497
法人税等調整額		△1,088
少数株主利益		409
当期純利益		**19,697**

連結貸借対照表

(平成17年3月31日現在)

(単位 百万円)

資産の部		負債の部	
Ⅰ 流動資産	**225,581**	**Ⅰ 流動負債**	**145,820**
現金及び預金	51,205	支払手形及び買掛金	37,686
受取手形及び売掛金	73,688	短期借入金	17,825
有価証券	457	一年以内返済の長期借入金	22,259
棚卸資産	78,434	未払費用及び未払金	45,167
繰延税金資産	16,495	未払法人税等	12,603
その他	7,412	特定取引前受金	2,775
貸倒引当金	△2,114	繰延税金負債	4
		アフターサービス費引当金	113
		製品保証引当金	3,191
Ⅱ 固定資産	**279,996**	返品調整引当金	105
有形固定資産	**146,428**	延払未実現利益	75
建物及び構築物	45,370	その他	4,012
機械装置及び運搬具	21,501	**Ⅱ 固定負債**	**80,722**
工具器具備品	14,105	長期借入金	6,514
土地	64,050	繰延税金負債	200
建設仮勘定	1,399	再評価に係る繰延税金負債	14,346
無形固定資産	**1,026**	退職給付引当金	28,269
連結調整勘定	148	役員退職慰労引当金	950
その他	877	長期預り金	28,917
投資その他の資産	**132,541**	その他	1,522
投資有価証券	101,015	**負債合計**	**226,542**
長期貸付金	924	**少数株主持分**	**3,834**
賃借不動産保証金敷金	5,309	**資本の部**	
繰延税金資産	17,425	**Ⅰ 資本金**	**28,534**
その他	9,031	**Ⅱ 資本剰余金**	**40,054**
貸倒引当金	△1,165	**Ⅲ 利益剰余金**	**212,340**
		Ⅳ 土地再評価差額金	**22,453**
		Ⅴ 株式等評価差額金	**7,364**
		Ⅵ 為替換算調整勘定	**△35,267**
		Ⅶ 自己株式	**△279**
		資本合計	**275,200**
資産合計	**505,577**	**負債、少数株主持分及び資本合計**	**505,577**

8．会計監査人に支払うべき報酬等の額

① 当社および当社の子法人等が会計監査人に支払うべき報酬等の合計額

96百万円

② 上記①の合計額のうち、公認会計士法（昭和23年法律第103号）第２条第１項の監査証明業務の対価として支払うべき報酬等の合計額

94百万円

③ 上記②の合計額のうち、当社が会計監査人に支払うべき報酬等の額

50百万円

（注）当社と会計監査人との間の監査契約において、株式会社の監査等に関する商法の特例に関する法律に基づく監査と証券取引法に基づく監査の監査報酬の額を区分しておらず、実質的にも区分できませんので、③の金額にはこれらの合計額を記載しております。

7．取締役および監査役

氏　名	地　位	担当または主な職業
岸田勝彦	代表取締役会長	
伊藤修二	代表取締役社長	
前嶋邦啓	常務取締役	ＡＶ・ＩＴ事業本部、カーパーツ事業部担当
加藤博万	常務取締役	技術・開発担当 半導体事業部、コンテンツ事業推進部、メディア総合戦略推進室、開発戦略室担当
長谷川　至	取締役	ヤマハ発動機株式会社取締役会長
花本眞也	取締役	総務・渉外担当 総務部、環境管理部担当
黒江常夫	取締役	人事・労政担当 経営企画室、人事部、購買・物流部、情報システム部担当
牧野時久	取締役	財務担当 経理・財務部、監査室、ゴルフ事業推進部担当
太田直幹	常勤監査役	
堀越美知夫	常勤監査役	
三浦州夫	監査役	弁護士
和久田晴比古	監査役	ヤマハ発動機株式会社常勤監査役

(注) 1．当期中の取締役・監査役の異動

①取締役梅田吉弘氏は、平成16年６月25日開催の第180期定時株主総会終結の時をもって退任いたしました。

②専務取締役岸田勝彦は、平成16年６月25日開催の取締役会において、新たに代表取締役会長に選任され就任いたしました。

2．取締役長谷川　至は、商法第188条第２項第７号ノ２に定める社外取締役であります。

3．常勤監査役太田直幹および監査役三浦州夫の両名は、株式会社の監査等に関する商法の特例に関する法律第18条第１項に定める社外監査役であります。

4．決算期後の取締役の担当または主な職業の異動

平成17年４月１日付異動

前嶋邦啓　取締役　ヤマハリビングテック株式会社代表取締役社長

黒江常夫　取締役　人事・労政担当
経営企画室、人事部、購買・物流部、情報システム部、カーパーツ事業部担当

(2) 重要な関連会社の状況

会　　社　　名	資本金	出資比率	主 要 な 事 業 内 容
ヤマハ発動機株式会社	百万円 47,606	% 22.8	二輪車・ボート等の製造および販売
株式会社コルグ	480	25.0	楽器の製造および販売

(注) ヤマハ発動機株式会社の出資比率には、子法人等による間接所有0.1%が含まれています。

(3) 企業結合の経過

① 天津ヤマハ電子楽器有限公司は、平成16年8月30日にヤマハ楽器音響（中国）投資有限公司の子法人等になりました。

② 株式会社キロロ開発公社は、平成16年7月1日に当社と合併し、解散しました。

③ ヤマハリビングテック株式会社は、平成17年3月24日に払込金額45億円(うち、22億50百万円を資本準備金に充当）の増資を行ったことにより、同社の資本金は67億50百万円となりました。また、同社は、平成17年5月31日に62億50百万円の資本減少および36億25百万円の資本準備金の取り崩しを行った結果、同社の資本金は5億円となりました。

(4) 企業結合の成果

連結対象会社は、上記の重要な子法人等10社を含む86社、持分法適用会社はヤマハ発動機株式会社および株式会社コルグの2社であります。企業結合の成果は「Ⅰ　営業の概況　1．企業集団の営業の経過および成果」に記載の通りであります。

6．主要な借入先

借　　入　　先	借入金残高	借入先が所有する当社の株式数	
		持株数	出資比率
株式会社みずほコーポレート銀行	百万円 11,146	千株 5,775	% 2.80
株式会社静岡銀行	2,946	8,349	4.04
株式会社三井住友銀行	2,946	5,202	2.52

4．企業集団の従業員の状況

(1) 企業集団の従業員の状況

事業区分	従業員数
楽器	12,435名
AV・IT	2,766
リビング	941
電子機器・電子金属	971
レクリエーション	628
その他	833
合計	18,574

(注) 従業員数は就業員数で記載しております。

(2) 当社の従業員の状況

従業員数	前期末比増減	平均年齢	平均勤続年数
5,798名	△ 122名	45歳5月	24年1月

(注) 従業員数は就業員数で記載しております。

5．企業結合の状況

(1) 重要な子法人等の状況

会社名	資本金	出資比率	主要な事業内容
ヤマハ コーポレーション オブ アメリカ	千米ドル 50,000	% 100.0	楽器の輸入および販売
ヤマハ ミュージック ホールディング ヨーロッパ	千ユーロ 70,000	100.0	欧州域内の投資管理および欧州楽器販売の統括
ヤマハ ミュージック セントラル ヨーロッパ	20,452	100.0	楽器の輸入および販売
ヤマハ ケンブル ミュージック	千英ポンド 25	87.5	楽器の輸入および販売
ヤマハ楽器音響（中国）投資有限公司	千中国元 501,034	100.0	中国国内の投資管理および中国国内販売
天津ヤマハ電子楽器有限公司	76,800	60.0	楽器の製造
ヤマハ エレクトロニクス マニュファクチャリング マレーシア	千マレーシアリンギッド 31,000	100.0	オーディオの製造
ヤマハリビングテック株式会社	百万円 6,750	100.0	リビング用品の製造および販売
ヤマハ鹿児島セミコンダクタ株式会社	450	100.0	半導体の製造
ヤマハメタニクス株式会社	500	100.0	磁性材料・特殊合金の製造および販売

(注) ヤマハ ミュージック セントラル ヨーロッパ、ヤマハ ケンブル ミュージックおよび天津ヤマハ電子楽器有限公司の出資比率は、子法人等の間接所有によるものであります。

3．株式の状況

(1) 会社が発行する株式の総数　700,000,000株

(2) 発行済株式総数　206,524,626株

(3) 株　　主　　数　19,890名

(4) 大　　株　　主

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	出資比率	持株数	出資比率
日本マスタートラスト信託銀行株式会社（信託口）	千株 20,476	% 9.91	千株 0	% 0
日本トラスティ・サービス信託銀行株式会社（信託口）	11,992	5.81	0	0
三井住友海上火災保険株式会社	8,918	4.32	4,344	0.29
みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託	8,779	4.25	0	0
株式会社静岡銀行	8,349	4.04	3,486	0.48
住友生命保険相互会社	7,300	3.53	0	0
日本生命保険相互会社	6,482	3.14	0	0
株式会社みずほコーポレート銀行	5,775	2.80	0	0
株式会社三井住友銀行	5,202	2.52	0	0
日本土地建物株式会社	3,382	1.64	0	0

(注) 1．みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託の議決権は、退職給付信託契約により株式会社みずほ銀行に留保されております。

2．当社は、株式会社みずほコーポレート銀行および株式会社みずほ銀行の完全親会社である株式会社みずほフィナンシャルグループの普通株式９千株（出資比率0.08％）を保有しております。

3．当社は、株式会社三井住友銀行の完全親会社である株式会社三井住友フィナンシャルグループの普通株式４千株（出資比率0.07％）を保有しております。

4．上記大株主への出資状況の記載にあたっては、当該株主が議決権のない株式を発行している場合には、これを除いて算出しております。

(5) 自己株式の取得、処分等および保有

① 取得株式

普通株式　17,330株

取得価額の総額　28百万円

② 処分株式

当期中の処分はありません。

③ 決算期における保有株式

普通株式　194,350株

Ⅱ 会社の概況（平成17年3月31日現在）

1．企業集団の主要な事業内容

事業区分	主要製品
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律
ＡＶ・ＩＴ	オーディオ、情報通信機器
リビング	システムキッチン、システムバス、洗面化粧台、家具、住設部材
電子機器・電子金属	半導体、特殊合金
レクリエーション	観光施設・宿泊施設・スキー場およびスポーツ施設の経営
その他	ゴルフ用品、自動車用内装部品、ＦＡ機器、金型·部品

2．企業集団の主要拠点等

当社	本社	静岡県浜松市中沢町10番1号
	営業拠点	東京事業所（東京都港区）、大阪事業所（大阪市中央区）、名古屋事業所（名古屋市中区）、九州事業所（福岡市博多区）、北海道事業所（札幌市中央区）、仙台事業所（仙台市青葉区）
	生産拠点	本社工場（静岡県浜松市）、天竜工場（静岡県浜松市）、磐田工場（静岡県磐田市）、掛川工場（静岡県掛川市）、豊岡工場（静岡県磐田郡）、埼玉工場（埼玉県入間郡）
子法人等	国内	株式会社ヤマハミュージック東京他販売子法人等10社 ヤマハエレクトロニクスマーケティング株式会社（東京都港区） ヤマハリビングテック株式会社（静岡県浜松市） ヤマハ鹿児島セミコンダクタ株式会社（鹿児島県姶良郡） ヤマハメタニクス株式会社（静岡県磐田市） 株式会社キロロアソシエイツ他リゾート施設運営子法人等5社 ヤマハファインテック株式会社（静岡県浜松市）
	海外	ヤマハ コーポレーション オブ アメリカ（米国） ヤマハ カナダ ミュージック（カナダ） ヤマハ ミュージック ホールディング ヨーロッパ（ドイツ） ヤマハ ミュージック セントラル ヨーロッパ（ドイツ） ヤマハ ケンブル ミュージック（英国） ヤマハ ミュージック フランス（フランス） ヤマハ ミュージック マニュファクチャリング アジア（インドネシア） ヤマハ楽器音響（中国）投資有限公司（中国） 天津ヤマハ電子楽器有限公司（中国） ヤマハ エレクトロニクス コーポレーション（米国） ヤマハ エレクトロニック ヨーロッパ（ドイツ） ヤマハ エレクトロニクス マニュファクチャリング マレーシア（マレーシア）

(2) 当社の営業成績および財産の状況の推移

区　分	平成14年3月期 第178期	平成15年3月期 第179期	平成16年3月期 第180期	平成17年3月期 第181期
売上高(百万円)	316,742	334,078	345,354	341,546
経常利益(百万円)	6,530	22,218	28,118	25,145
当期純利益(百万円)	△25,328	7,706	25,579	264
1株当たり当期純利益	△122円 65銭	36円 95銭	123円 38銭	80銭
総資産(百万円)	295,861	347,499	337,029	318,071
純資産(百万円)	140,730	146,394	179,982	172,791

(注)1. 1株当たり当期純利益は、平成15年3月期（第179期）より普通株主に帰属しない金額として、役員賞与金の額を控除して算出しております。
2. 平成16年3月期（第180期）より「商法施行規則の一部を改正する省令」（平成15年2月28日法務省令第7号）に基づき当期利益は当期純利益に、1株当たり当期利益は1株当たり当期純利益に、それぞれ表示を変更しております。

4．企業集団および当社の営業成績および財産の状況の推移

（1） 企業集団の営業成績および財産の状況の推移

区　分	平成14年3月期 第178期	平成15年3月期 第179期	平成16年3月期 第180期	平成17年3月期 第181期
売 上 高(百万円)	504,406	524,763	539,506	534,079
経常利益(百万円)	7,680	33,839	51,036	41,302
当期純利益(百万円)	△10,274	17,947	43,541	19,697
1株当たり当期純利益	△49円75銭	86円65銭	210円63銭	95円6銭
総 資 産(百万円)	509,663	512,716	508,731	505,577
純 資 産(百万円)	201,965	214,471	259,731	275,200

(注)1．当社は、平成17年3月期（第181期）から「株式会社の監査等に関する商法の特例に関する法律」第19条の2に規定する連結計算書類を作成しております。従いまして、平成14年3月期（第178期）から平成16年3月期（第180期）までの各年度の数値につきましては同条第3項に規定する監査役の監査を受けていない連結計算書類に基づくものであります。

2．1株当たり当期純利益は、平成15年3月期（第179期）より普通株主に帰属しない金額として、役員賞与金の額を控除して算出しております。

(各期の状況)

1．平成14年3月期（第178期）は、減収による粗利益の減少に加え、在庫の削減に伴う売価ダウン、製造損益の悪化により、経常利益が減少しました。また、投資有価証券評価損の計上により損失が増加したことから、当期純損失となりました。

2．平成15年3月期（第179期）は、半導体が大幅に売上げを伸ばしたのをはじめ、全体的に堅調な売上げとなったことに加え、製造原価の低減と販管費の合理化に努めた結果、経常利益は増加となり、当期純利益は黒字回復しました。

3．平成16年3月期（第180期）は、半導体が大幅に売上げを伸ばしたのをはじめ、全体的に堅調な売上げとなったことに加え、製造原価の低減に努めた結果、経常利益、当期純利益ともに大幅な増加となりました。

4．平成17年3月期（第181期）の状況につきましては、「1．企業集団の営業の経過および成果」に記載の通りであります。

⑥[その他の事業]

ゴルフ事業では「ｉｎｐｒｅｓ（インプレス）」シリーズによるブランドの存在感を確立してまいります。ＦＡ機器および金型・部品事業では、ＦＡ事業のＩＴ分野・自動車分野での商品開拓、金型事業の損益分岐点の引き下げとマグネシウム部品事業の新分野開拓を進めてまいります。自動車用内装部品事業では、商品開発力・生産技術力・供給力と顧客サービス対応力の強化を図ってまいります。

⑦ さらに全社横断的なコストダウン施策として、調達コストの削減、生産ロス／品質ロスコストの削減を含む製造改革、基幹情報システムの再構築とＳＣＭ強化によるビジネスプロセス革新、ＩＴを活用した全社事務合理化、などを進めてまいります。

(2) 独創的かつ高品質な商品開発／事業創出

各事業の中高級品市場に注力、ブランドポジションの優位性を高めると同時に、当社グループの総合力を活かした独創的な新規商品の開発および新規事業創出により新たな需要を喚起します。

(3) 企業の社会的責任を重視した経営

企業価値／ブランド価値の持続的な増大・発展を目指すために経済面、環境面、社会面での求められる責任を果たすとともに、継続的改善のためのマネジメントシステムを整備してまいります。

株主の皆様におかれましては、今後とも一層のご指導、ご鞭撻を賜りますようお願い申しあげます。

2．企業集団の設備投資および資金調達の状況

設備投資の状況につきましては、新商品開発、研究、合理化投資を中心に227億２百万円（前期比7.3％増加）の投資を行いました。

資金調達の状況につきましては、特に記載すべき事項はありません。

3．企業集団が対処すべき課題

当社グループは、中期経営計画「ＹＳＤ50（ワイエスディーゴーゼロ）」において、高水準の利益を安定的に創出し、持続的な発展を可能とする経営構造の実現を目指し、下記の課題に取り組んでおります。

(1) 持続的・安定的な高収益構造の確立

全ての事業の収益力を強化し、中でも楽器事業の収益性を大幅に高めることでグループ全体として安定的な高収益体質を構築します。

①[楽器事業]

楽器事業では、(1)国内市場の活性化 (2)高付加価値商品の拡販 (3)中国市場、設備音響市場での成長 (4)製造改革 (5)人材開発 (6)業務プロセス改革を進めてまいります。

コンテンツ・メディア事業では、海外での着信メロディー配信ビジネスの拡大、ポータルサイトを活用した新規ビジネスの創出に努めます。

②[ＡＶ・ＩＴ事業]

引き続きホームシアター事業の強化とルーター事業の企業・ＳＯＨＯ向けソリューションビジネスの拡大を図るとともに、新ビジネスユニットの確立による成長戦略を推進してまいります。

③[リビング事業]

不採算事業の撤退による事業の選択と集中、低コスト体質の確立、卸営業改革、要員構造改革を進め、事業の再構築を行います。

④[電子機器・電子金属事業]

電子機器事業では、携帯電話用音源ＬＳＩビジネスの世界シェアの維持と携帯電話用音源ＬＳＩビジネス以外の領域の拡大に努めます。

電子金属事業では、製造改革の継続による利益基盤の確立、銅系コネクター材料事業、加工品事業の拡大に努めます。

⑤[レクリエーション事業]

各施設の特徴を活かした個別施策の推進と品質グレードの向上、安全性強化の徹底を通して早期黒字化を図ってまいります。

以上により、当事業の売上高は690億48百万円（前期比10.2％減少）、営業利益は199億70百万円（前期比33.5％減少）となりました。

[レクリェーション事業]

レクリェーション事業は、国内旅行の需要低迷に加え、「はいむるぶし」が度重なる台風の影響により、また「キロロ」がシーズン当初の降雪不足の影響により、それぞれ集客数を減少させたことから、売上げ減少となりました。

以上により、当事業の売上高は182億90百万円（前期比9.0％減少）、営業損失は22億53百万円（前期は営業損失11億10百万円）となりました。

[その他の事業]

ゴルフ事業は、新商品「'05ｉｎｐｒｅｓ（インプレス）」が好評を得ましたが、市況の低迷から売上げ減少となりました。

ＦＡ機器および金型・部品事業につきましては、ＦＡ機器は売上げを伸ばしましたが、携帯電話メーカーの在庫調整によりマグネシウム部品の売上げが振るわず、プラスチック部品の売上げも減少となりました。

自動車用内装部品事業は、取引先の開拓を進めましたが、モデルチェンジの端境期となったことから売上げ減少となりました。

以上により、当事業の売上高は235億57百万円（前期比9.6％減少）、営業利益は１億68百万円（前期は営業損失２億11百万円）となりました。

事業別売上高は次の通りであります。

事業区分	売上高	前期比増減率	構成比率
楽器	302,617 百万円	3.1 %	56.7 %
ＡＶ・ＩＴ	77,720	△ 0.7	14.6
リビング	42,844	△ 4.3	8.0
電子機器・電子金属	69,048	△10.2	12.9
レクリェーション	18,290	△ 9.0	3.4
その他	23,557	△ 9.6	4.4
合計	534,079	△ 1.0	100.0

教室収入につきましては、音楽教室では、快適でレッスンメニューが豊富な新しいタイプの教室「ユニスタイル」や大人の音楽教室である「コア100」を展開するなど教室投資・生徒募集を積極的に行ったことにより、在籍生徒数の減少傾向に歯止めをかけることができました。また、英語教室は在籍生徒数の増加により、堅調に売上げを伸ばしました。

コンテンツ配信収入は、高付加価値サービスの提供と海外市場の開拓により売上げ増加となりました。

以上により、当事業の売上高は3,026億17百万円（前期比3.1％増加）、営業利益は141億83百万円（前期比35.3％増加）となりました。

[ＡＶ・ＩＴ事業]

オーディオにつきましては、商品需要が主力商品の中高級アンプ・レシーバーから普及価格のＤＶＤ一体型ホームシアター商品に移行しつつある中で、ホームシアターシステム商品、ＡＶレシーバーが北米市場で売上げを伸ばしましたが、国内市場および欧州市場では競争激化から売上げ減少となりました。情報通信機器は、「ＲＴＸ1000」をはじめとする企業向けルーターの販売が引き続き好調に推移し、売上げ増加となりました。

以上により、当事業の売上高は777億20百万円（前期比0.7％減少）、営業利益は36億51百万円（前期比17.4％減少）となりました。

[リビング事業]

主力のシステムバスおよびシステムキッチンが、低価格化する市場への対応の遅れから、期の前半には大きく落ち込みました。期の後半には、システムキッチンのフルモデルチェンジ、システムバスの普及価格帯商品の発売などにより売上げは回復傾向で推移しましたが、通期では売上げ減少となりました。

以上により、当事業の売上高は428億44百万円（前期比4.3％減少）、営業損失は24百万円（前期は営業利益14億62百万円）となりました。

[電子機器・電子金属事業]

電子機器事業につきましては、アミューズメント用音源ＬＳＩは増加したものの、携帯電話用音源ＬＳＩが、厳しい価格引下げ要求への対応などから売上げ減少となりました。

電子金属事業は、リードフレーム用ニッケル系合金が売上げを伸ばしましたが、インバー材撤退の影響により売上げ減少となりました。

問題にも積極的に取り組みました。

販売の状況につきましては、楽器事業は売上げを伸ばしましたが、電子機器・電子金属事業が売上げ減少となりました。

以上により、当連結会計年度の業績につきましては、売上高5,340億79百万円(前期比1.0%減少)となりました。

損益につきましては、電子機器事業の利益率低下により経常利益は413億2百万円（前期比19.1%減少）となりました。当連結会計年度より固定資産の減損に係る会計基準を早期適用し327億3百万円の減損損失を計上し、また、平成16年12月1日に厚生年金基金の代行部分の過去分返上認可を受け、代行返上益199億27百万円を計上したことから、当期純利益は196億97百万円(前期比54.8%減少)となりました。

※ＹＳＤはYAMAHA Sustainable Development（持続的な発展）の頭文字を指し、50は「500億円の利益水準＋実質有利子負債ゼロ」の目標を表すものです。)

(2) 事業別営業の状況

[楽器事業]

ピアノにつきましては、消音・自動演奏（録音・再生）機能付グランドピアノ、ディスクラビアの新商品「Ｍａｒｋ Ⅳシリーズ」など高付加価値商品の拡販に努めましたが、国内総需要の減少傾向が続いたほか、海外でも北米などで低価格な中国製ピアノ伸長の影響を受け普及価格帯商品が売上げ減少となりました。エレクトーンは「ＳＴＡＧＥＡ(ステージア)」が大幅に売上げを伸ばしました。また、クラビノーバは、電子ピアノ需要全体が拡大する中、インターネットダイレクト接続機能を装備した新「ＣＶＰシリーズ」が好調に受注を伸ばしたほか、インテリア性を高めた「ＣＬＰ－Ｆ０１」が好評を博し、売上げ増加となりました。ポータブルキーボード、シンセサイザーはともに売上げ減少となりました。音響機器は、設備音響市場の開拓と海外販売体制の強化により「ＰＭ５Ｄ」などデジタルミキサーを中心として好調に売上げを伸ばしました。管楽器は、国内ではサックスなどが売上げ増加となりましたが、海外では中国製低価格商品の影響などにより売上げ減少となりました。弦打楽器は、ギターが売上げ減少となりましたが、ドラムは北米で電子ドラムが伸長したことから、売上げ増加となりました。

(添付書類)

営業報告書

(平成16年4月1日から
平成17年3月31日まで)

I　営業の概況

1．企業集団の営業の経過および成果

(1)　全般的営業の状況

当連結会計年度におけるわが国経済は、企業収益が改善し、民間設備投資も増加する中、個人消費も堅調に推移するなど、概ね緩やかな回復基調をたどりました。しかしながら、期の後半には、デジタル関連業種の在庫調整や石油価格の高騰などにより先行き不透明感が広がりました。海外では、アジア経済が成長を続けたのをはじめ、米国経済が堅調に推移し、欧州経済も順調に回復してまいりました。

このような状況の中で当社グループは、中期経営計画「ＹＳＤ５０(ワイエスディーゴーゼロ)」※の目標実現に向けて諸施策を実施してまいりました。楽器事業の収益力強化を最大のテーマとし、国内楽器市場の活性化を図るため、新しいコンセプトの音楽教室作りを進めるなど音楽普及・販売拠点投資を行い、集客型ビジネスモデルの構築に努めました。また、顧客に楽器の楽しさ、使い易さを提案する商品の開発を通して楽器人口の裾野拡大に努める一方、中高級品モデルの開発強化と市場開拓を進めました。高級モデル開発とアーティストサービス体制を強化するためＨＧピアノ統括室を新設したほか、著名アーティストとのタイアップによるマーケティング強化とより魅力的な楽器作りを目指しニューヨークにヤマハアーティスト サービシィズ社を設立しました。生産面では、中国におけるピアノ、ギター工場を立ち上げるなど海外生産拠点の整備に努めるとともに、製造改革を推進しコスト競争力の強化に努めました。新規事業の創出につきましては、サウンドライフ戦略推進室を設置し、音・音楽とサウンドネットワークの領域でさまざまな技術、事業の可能性について研究を重ねています。業務改革につきましては、上記製造改革に加え、ＳＣＭシステムの構築、スタッフ部門の効率化に努めました。企業の社会的責任を重視した経営姿勢を明確にするためＣＳＲ委員会を設置しました。また、ゼロエミッションを掲げるなど環境

Exhibit 1

平成17年6月1日

株 主 各 位

静岡県浜松市中沢町10番1号
ヤマハ株式会社
代表取締役社長 伊 藤 修 二

第181期定時株主総会招集ご通知

拝啓　ますますご清栄のこととお慶び申しあげます。

さて、当社第181期定時株主総会を下記の通り開催いたしますので、ご出席くださいますようご通知申しあげます。

なお、当日ご出席願えない場合は、同封の議決権行使書用紙またはインターネットにより議決権を行使することができます。書面により議決権を行使する場合には、お手数ながら後記の「議決権の行使についての参考書類」をご検討いただき、同封の議決権行使書用紙に賛否をご表示、ご押印のうえ、平成17年6月23日（木曜日）までに当社に到着するようご返送いただきたくお願い申しあげます。また、インターネットにより議決権を行使する場合には、同じく後記の参考書類をご検討いただき、後記の「インターネットによる議決権行使のお手続きについて」（39頁）をご確認のうえ、議決権の行使をお願い申しあげます。

敬　具

記

1．日　　時　**平成17年6月24日（金曜日）午前10時**

2．場　　所　**浜松市中沢町10番1号　当社18号館1階**
（末尾の「株主総会会場ご案内図」をご参照ください。）

3．会議の目的事項

報 告 事 項
1．第181期（平成16年4月1日から平成17年3月31日まで）営業報告書、連結貸借対照表および連結損益計算書の内容ならびに会計監査人および監査役会の連結計算書類監査結果報告の件
2．第181期（平成16年4月1日から平成17年3月31日まで）貸借対照表および損益計算書の内容報告の件

決 議 事 項
第1号議案　第181期利益処分案承認の件
第2号議案　定款一部変更の件
議案の要領は、後記の「議決権の行使についての参考書類」（34頁から35頁まで）に記載の通りであります。
第3号議案　取締役4名選任の件
第4号議案　退任取締役に対し退職慰労金贈呈の件

以　上

（お願い）　当日ご出席の際は、お手数ながら同封の議決権行使書用紙を会場受付にご提出くださいますようお願い申しあげます。

Schedule 1

JAPANESE LANGUAGE DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED IN JUNE, JULY AND ON AUGUST 1, 2005

1. Notice of the 181st Ordinary General Shareholders' Meeting , June 1 , 2005 (Exhibit 1) (English translation attached)

2. Notice of Resolutions Passed at the 181st Ordinary General Shareholders' Meeting, June 24, 2005 (Exhibit 2) (English translation attached)

3. Brief Explanation of Annual Report of 181st Fiscal Year ended March 31 , 2005 (Exhibit 3) (English translation attached)

4. Overview of Consolidated Performance in the First Quarter of the Fiscal Year Ending March 31, 2006(April 1, 2005 to June 30, 2005) (Exhibit 4) (English translation attached)

5. First Quarter of FY March 2006 Performance Outline (Exhibit 5) (English translation attached)

6. Summary of Fiscal 2006 First Quarter (Q1) Results for Fiscal 2006 (Reference) (Exhibit 6) (English translation attached)

7. Analyst and Investor Briefing on the First Quarter of the Fiscal Year Ending March 31, 2006(April 1, 2005 to June 30, 2005) (Exhibit 7) (English translation attached)

Exhibit 1

(Translation Only)



YAMAHA CORPORATION
10-1 Nakazawa-cho, Hamamatsu,
Shizuoka 430-8650, Japan

June 1, 2005

Notice of the 181st Ordinary General Shareholders' Meeting

Dear Shareholders:

We hereby inform you of the 181st Ordinary General Shareholders' Meeting, to be held at the time and place set forth below.

If you are unable to attend the meeting, you may exercise your voting rights in writing or via the Internet. If in writing, please review the Reference to Exercise of Voting Rights provided, indicate your vote of approval or disapproval on the enclosed Exercise of Voting Rights form, then affix your registered seal and return the form to us so that it will be delivered to us by Thursday, June 23, 2005. If voting via the Internet, please review the reference documents listed separately and exercise your voting rights after reading the section Concerning Procedures for Exercise of Voting Rights Via the Internet.

Very truly yours,

Shuji Ito
President and Representative Director

The 181st Ordinary General Shareholders' Meeting

1. Date and time: Friday, June 24, 2005 at 10:00 a.m.
2. Location: First floor of Building No. 18
   10-1 Nakazawa-cho, Hamamatsu,
   Shizuoka, Japan
   (Please refer to map in Japanese original)
3. Agenda of the meeting

Matters to be reported:

1. The Business Report, the Consolidated Balance Sheet and the Consolidated Statement of Income, and the Audit Reports of Independent Auditors and the Board of Corporate Auditors, for the 181st Fiscal Year (from April 1, 2004 through March 31, 2005).
2. The Non-consolidated Balance Sheet and the Non-consolidated Statement of Income, for the 181st Fiscal Year (from April 1, 2004 through March 31, 2005)

Matters to be resolved:

Proposal 1 Approval of Proposed Appropriation of Unappropriated Retained Earnings for the 181st Fiscal Year

Proposal 2 Amendment to the Company's Articles of Incorporation
The details of which are as set forth in the "Reference to Exercise of Voting Rights"

Proposal 3 Election of Four Directors

Proposal 4 Payment of Retirement and Allowance to Retiring Director

Note 1. For those attending, please present the enclosed Exercise of Voting Rights form at the reception desk on arrival at the meeting.
2. This document has been translated from the Japanese original for reference purposes only.
In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Translation Only)

Reference to Exercise of Voting Rights

1. Total Number of Voting Rights Held by All Shareholders: 2,060,514

2. Proposals and Reference Information

Proposal 1 - Approval of Proposed Appropriation of Unappropriated Retained Earnings for the 181st Fiscal Year

The details of the proposal are as follows.

Proposal of Appropriation of Unappropriated Retained Earnings

(Unit: Yen)

Unappropriated retained losses at the end of the fiscal year	8,116,122,857
Reversal of reserve for advanced depreciation	236,000,000
Reversal of general reserve	16,000,000,000
TOTAL	8,119,877,143
To be appropriated to:	
Cash dividends (12.50 yen per share)	2,579,128,450
Director bonuses (including 15,000,000 yen for auditors)	100,000,000
Reserve for special depreciation	11,000,000
Reserve for advanced depreciation	68,000,000
Reserve for special account on replaced property	565,000,000
Unappropriated retained earnings carried forward to the next fiscal year	4,796,748,693

Note: Interim dividends amounting to 1,547,559,113 yen (7.50 yen per share) were paid on December 10, 2004.

Taking into account improvement of consolidated return on equity, and based on the level of the medium-term consolidated profits, the Company is adopting a basic policy of ensuring appropriate retained earnings in order to strengthen its operating base, such as R&D and rationalization investments, and of paying stable dividends.

As for the business performance for the current period, the Company achieved a profit as originally planned as a group, although there were some inconsistencies in performance between individual businesses. In addition, the Company achieved the goal of becoming free from actual interest-bearing debts of any kind two years earlier than previously expected due to improvements in cash flow.

Based on the above-mentioned circumstances, in accordance with the shareholders' continued understanding and support, we propose to increase the year-end dividend by 2.50 yen to 12.50 yen per share. (Combined with the interim dividend already paid, the annual dividend for the current fiscal year would be 20.00 yen per share, compared to 15.00 yen for the previous year).

In addition, we propose director bonuses amounting to 100 million yen (including 15 million yen for auditors).

(Translation Only)

Proposal 2 –Amendment to the Company's Articles of Incorporation

1. Point and Reasons for Amendment

   The Company wishes to shorten the term of office for the directors from two (2) years to one (1) year to clarify management responsibility during each fiscal year, and to promptly establish an optimized management system capable of responding to changes in the business environment. In addition, as for the term of office for the directors who were appointed at the 180th Ordinary General Shareholders' Meeting held on June 25, 2004, the Company intends to stipulate a supplementary regulation in connection with such term of office in order to clarify that such directors are subject to the previous regulations.

2. Details of Amendments

(Amended parts are underlined)

Present Articles of Incorporation	Proposed Amendments
(Term of Office) Article 18 The term of office of Directors shall expire at the close of the Ordinary General Shareholders' Meeting held for the last closing of accounts within <u>two (2) years</u> after their assumption of office.	(Term of Office) Article 18 The term of office of Directors shall expire at the close of the Ordinary General Shareholders' Meeting held for the last closing of accounts within <u>one (1) year</u> after their assumption of office.
—(new)—	<u>(Supplementary Regulations)</u> <u>Notwithstanding the provision of Article 18, the term of office for the directors who were appointed at the 180th Ordinary General Shareholders' Meeting held on June 25, 2004 shall expire at the close of the Ordinary General Shareholders' Meeting to be held in 2006.</u>

(Translation Only)

Proposal 3 – Election of Four Directors

Four Directors, Kunihiro Maejima, Toru Hasegawa, Shinya Hanamoto and Tokihisa Makino will complete their respective terms of office at the conclusion of this meeting. Accordingly, we shall propose to elect four directors.

The table below lists the nominees for those positions

No.	Name (Date of Birth)	Brief personal history; Representative position held at other companies	No. of company shares held
1	Toru Hasegawa (May 15, 1936)	April 1960: Entered Yamaha Motor Co., Ltd. July 1985: Director of Yamaha Motor June 1997: Managing Director of Yamaha Motor June 2000: Senior Managing Director of Yamaha Motor April 2001 President and Representative Director of Yamaha Motor June 2003: Director of YAMAHA Corporation (to present) January 2005: Chairman and Director of Yamaha Motor (to present)	5,000
2	Shinya Hanamoto (June 18, 1946)	April 1970: Entered the Company March 1996: General Manager of Domestic Musical Instruments Sales and Music Marketing Group June 1997: Director (to present) June 2004: In Charge of General Administration and Public Relations, Head of General Administration Division and Environmental Management Division (to present)	11,300
3	Tokihisa Makino (February 20, 1950)	April 1968: Entered the Company April 2000: General Manager of Accounting & Finance Division February 2001: Executive Officer June 2003: Director (to present) June 2004: In Charge of Finance, Head of Accounting & Finance Division, Auditing Department and Golf Business Promotion Division (to present)	6,982
4	Yasushi Yahata (March 16, 1954)	April 1978 Entered the Company April 1998 General Manager of Production Planning Division, Production Technology Head Office April 2004 General Manager of Production Technology Division June 2004: Executive Officer (to present) June 2004: General Manager of Production Technology Head Office (to present)	2,000

Note:

1) Toru Hasegawa meets the requirements for outside director under Paragraph 7.2, Item 2, Article 188 of the Commercial Code.

2) The nominees for directors have no special interests with the Company.

(Translation Only)

Proposal 4 – Payment of Retirement Allowance to Retiring Director

Director Kunihiro Maejima will complete his term of office upon conclusion of the 181st Ordinary General Shareholders' Meeting. It is proposed that in order to reward him for his dedication to duty while in office that retirement and bonus payments be paid to him in accordance with the Company's Standards for Calculating Retirement Allowance for Directors. Concerning the specific amount of payment and when and how it will be paid, it will be left up to the Board of Directors to discuss that matter.

The table below lists the retiring Director.

Name	Brief personal history	
Kunihiro Maejima	June 1995:	Director
	June 2000:	Managing Director
	April 2005	Director (to present)

(Translation Only)

Concerning Procedures for Exercise of Voting Rights Via the Internet

The following items should be verified when exercising voting rights via the Internet.

1. It is only possible to exercise voting rights via the Internet by using the following Internet address designated by the Company (http://www.web54.net). This Internet address cannot be accessed by mobile telephones.
2. When exercising voting rights via the Internet it is necessary to use the voting rights code and password noted on the right side of the voting rights form. The password provided is effective only for the 181st Ordinary General Shareholders' Meeting. A different password will be issued for the next Meeting.
3. Because of the need to total the voting results, shareholders voting via the Internet are requested to exercise their voting rights as much as feasible prior to 5:00 p.m. on Thursday, June 23, 2005, the day prior to convening of the 181st Ordinary General Shareholders' Meeting.
4. When a shareholder exercises voting rights via the Internet and by written ballot, the vote that arrives the latest will be deemed the valid vote. When both votes arrive on the same day, the Internet vote will be deemed the valid vote.
5. When voting rights are exercised more than once via the Internet, the vote that arrives the latest will be deemed the valid vote.
6. Shareholders will bear the expenses incurred when accessing the Internet to exercise shareholder voting rights.

* For questions related to exercising shareholder voting rights via the Internet, please contact the following:

Chuo Mitsui Bank and Trust Company
Securities Agent Web Support
Tel: 03-5677-2031
Service hours (except Saturday, Sunday, and holidays): 9:00 a.m. ~ 9:00 p.m.

第３号議案　取締役４名選任の件

本件は、原案通り取締役に長谷川至、花本眞也、牧野時久の３名が再選され、新たに八幡泰司が選任され、それぞれ就任いたしました。

第４号議案　退任取締役に対し退職慰労金贈呈の件

本件は、原案通り取締役を退任された前嶋邦啓氏に対し、当社所定の「役員退職慰労金算定基準」に従い、退職慰労金を贈呈することとし、その具体的金額、贈呈の時期、方法等は取締役会に一任されました。

以　上

なお、本総会終了後に開催された取締役会において、役付取締役が選任され、就任いたしました。この結果、代表取締役、役付取締役および常勤監査役は次のようになりました。

代表取締役会長	岸　田　勝　彦
代表取締役社長	伊　藤　修　二
常務取締役	加　藤　博　万
常務取締役	黒　江　常　夫
常勤監査役	太　田　直　幹
常勤監査役	堀　越　美知夫

（ご案内）

第181期利益配当金（１株につき12円50銭）は同封の「郵便振替支払通知書」により最寄りの郵便局で取扱期間中にお受け取りください。また、銀行預金口座振込をご指定いただきました方には、「配当金計算書」および「お振込先について」を同封いたしましたのでご確認ください。

Exhibit 2

YAMAHA CORPORATION
10-1 Nakazawa-cho, Hamamatsu,
Shizuoka 430-8650, Japan

June 24, 2005

Notice of Resolutions Passed at the 181st Ordinary General Shareholders' Meeting

Dear Shareholders:

We hereby inform you that the scheduled matters were reported and resolved as follows at the 181st Ordinary General Shareholders' Meeting held today.

Very truly yours,

Shuji Ito
President and Representative Director

Matters to be reported:

1. The Business Report, the Consolidated Balance Sheet and the Consolidated Statement of Income, and the Audit Reports of Independent Auditors and the Board of Corporate Auditors, for the 181st Fiscal Year (from April 1, 2004 through March 31, 2005).
2. The Non-consolidated Balance Sheet and the Non-consolidated Statement of Income, for the 181st Fiscal Year (from April 1, 2004 through March 31, 2005)

The contents of the above financial documents and audit reports were duly reported.

Matters resolved:

Proposal 1 Approval of Proposed Appropriation of Unappropriated Retained Earnings for the 181st Fiscal Year

The matter was approved as originally proposed. The year-end dividend shall be 12.50 yen per share.

Proposal 2 Amendment to the Company's Articles of Incorporation

The matter was approved as originally proposed. The summary of the amendment is as follows:
The term of office for the directors was shorten from two (2) years to one (1) year to clarify management responsibility during each fiscal year, and to promptly establish an optimized management system capable of responding to changes in the business environment. In addition, as for the term of office for the directors who were appointed at the 180th Ordinary General Shareholders' Meeting held on June 25, 2004, a supplementary regulation in connection with such term of office was set forth in order to clarify that such directors are subject to the previous regulations.

Proposal 3	Election of Four Directors

The matter was approved as originally proposed.
As Directors, three nominees — Toru Hasegawa, Shinya Hanamoto and Tokihisa Makino
were reappointed, and another nominee — Yasushi Yahata was newly appointed. These four nominees accepted the appointment.

Proposal 4	Payment of Retirement Allowance to Retiring Director

The matter was approved as originally proposed.
The retirement allowance in accordance with the Standards for Calculating Retirement Allowance for Directors will be paid to a retiring Director, Kunihiro Maejima. The specific amount of payment, and when and how it will be paid are to be determined by the Board of Directors.

****

At a Board of Directors meeting held immediately after the conclusion of the shareholders' meeting, the Directors with titles were elected and duly appointed. The officers and standing auditors of the Company are as follows.

Chairman and Representative Director:	Katsuhiko Kishida
President and Representative Director:	Shuji Ito
Managing Director:	Hirokazu Kato
Managing Director:	Tsuneo Kuroe
Standing Auditor:	Naomoto Ota
Standing Auditor:	Michio Horikoshi

****

(Information)
In accordance with the enclosed "Notice of Postal Transfer Payment," the dividend for the 181st fiscal year (12.50 yen per share) will be paid out during the specified handling period at your nearest post office. If you have already specified an account to which the dividend should be directly transferred, please refer to the enclosed "Dividend Calculation Sheet" and "Reference to the Beneficiary Account for Dividend Transfer."

Exhibit 3

File No. ** – ****

Brief Explanation of Annual Report :

Annual Report of 181th fiscal year for the year ended March 31, 2005
dated June 27, 2005.

This information is Annual Report, so-called *Yukashoken Hokokusho*, which should be submitted to the Prime Minister pursuant to Article 24-1 of the Stock Exchange Act for the purpose that it enables investors to make proper and accurate judgment on the financial conditions and business performances.

The Annual Report includes accounting status of the company and other significant subjects of business. The Annual Report also includes (I) summary of business, affiliates and employees (II) summary of operating results (III) plant and equipment status, (IV) information of shares, shareholders and capital (V) information of accounting and audit report.

The Annual Reports states the following information : As of March 31,2005, the Company has 86 consolidated subsidiaries and 2 affiliates. For the year ended March 31, 2005, total sales of the consolidated amounted to 534,079 million yen (539,506 million yen for the year ended March 31, 2004) and the sales of the Company amounted to 341,546 million yen. In this period, total ordinary profit of the consolidated amounted to 41,302 million yen (51,036 million yen for the year ended March 31, 2004) and the ordinary profit of the Company amounted to 25,145 million yen. Further, total net profit of the consolidated amounted to 19,697 million yen (43,541 million yen for the year ended March 31,2004) and net profit of the Company amounted to 264 million yen in the same period. As of March 31,2005, the number of regular employees of the consolidated is totally 18,574 (decreasing total 268 employees for the year ended March 31,2005) and with regard to the Company, such number is 5,798 (decreasing 122 employees for one year). The total shareholders' equity was 275,200 million yen as of March 31,2005.

– end –

Exhibit 3

第　１　８　１　期

有価証券報告書

自　平成16年４月１日

至　平成17年３月31日

静岡県浜松市中沢町10番１号

ヤマハ株式会社

第181期（自平成16年４月１日　至平成17年３月31日）

有価証券報告書

1　本書は証券取引法第24条第１項に基づく有価証券報告書を、同法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成17年６月27日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した有価証券報告書の添付書類は含まれておりませんが、監査報告書は末尾に綴じ込んでおります。

ヤマハ株式会社

目　　　次

頁

第181期 有価証券報告書

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成17年６月27日
【事業年度】	第181期(自　平成16年４月１日　至　平成17年３月31日)
【会社名】	ヤマハ株式会社
【英訳名】	YAMAHA CORPORATION
【代表者の役職氏名】	代表取締役社長　　伊　藤　修　二
【本店の所在の場所】	静岡県浜松市中沢町10番１号
【電話番号】	053(460)2141
【事務連絡者氏名】	経理・財務部長　　梅　田　史　生
【最寄りの連絡場所】	東京都港区高輪二丁目17番11号 当社　営業経理センター
【電話番号】	03(5488)6611
【事務連絡者氏名】	営業経理センター長　　須　藤　和　成
【縦覧に供する場所】	ヤマハ株式会社営業経理センター (東京都港区高輪二丁目17番11号) ヤマハ株式会社営業事業所管理センター大阪事務所 (大阪市中央区南船場三丁目12番９号) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号)

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第177期	第178期	第179期	第180期	第181期
決算年月		平成13年３月	平成14年３月	平成15年３月	平成16年３月	平成17年３月
売上高	(百万円)	519,104	504,406	524,763	539,506	534,079
経常利益	(百万円)	19,238	7,680	33,839	51,036	41,302
当期純利益又は当期純損失(△)	(百万円)	13,320	△10,274	17,947	43,541	19,697
純資産額	(百万円)	196,733	201,965	214,471	259,731	275,200
総資産額	(百万円)	522,486	509,663	512,716	508,731	505,577
１株当たり純資産額	(円)	952.62	978.15	1,040.06	1,259.28	1,334.51
１株当たり当期純利益又は当期純損失(△)	(円)	64.50	△49.75	86.65	210.63	95.06
潜在株式調整後１株当たり当期純利益	(円)	61.84	―	77.32	196.01	93.88
自己資本比率	(％)	37.7	39.6	41.8	51.1	54.4
自己資本利益率	(％)	6.4	△5.2	8.6	18.4	7.4
株価収益率	(倍)	20.4	―	15.4	9.2	16.3
営業活動によるキャッシュ・フロー	(百万円)	△9,089	29,016	33,052	58,349	39,588
投資活動によるキャッシュ・フロー	(百万円)	△5,441	△10,437	△21,645	△18,775	△12,896
財務活動によるキャッシュ・フロー	(百万円)	12,987	△12,880	△8,582	△50,141	△8,306
現金及び現金同等物の期末残高	(百万円)	32,725	40,571	42,976	31,245	50,393
従業員数(外、平均臨時雇用者数)	(名)	18,463 (3,814)	18,619 (4,401)	18,547 (5,016)	18,842 (5,061)	18,574 (5,254)

(注) １ 売上高には、消費税等は含まれておりません。

２ 第178期の潜在株式調整後１株当たり当期純利益は、転換社債を発行しておりますが当期純損失が計上されている為、記載しておりません。

３ 第178期の株価収益率は、当期純損失が計上されている為、記載しておりません。

４ 第179期から「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)を適用しております。

５ 従業員数は就業人員数であります。

(2) 提出会社の経営指標等

回次		第177期	第178期	第179期	第180期	第181期
決算年月		平成13年３月	平成14年３月	平成15年３月	平成16年３月	平成17年３月
売上高	(百万円)	346,175	316,742	334,078	345,354	341,546
経常利益	(百万円)	13,338	6,530	22,218	28,118	25,145
当期純利益 又は当期純損失(△)	(百万円)	9,685	△25,328	7,706	25,579	264
資本金	(百万円)	28,533	28,533	28,533	28,534	28,534
発行済株式総数	(株)	206,523,263	206,523,263	206,523,263	206,524,626	206,524,626
純資産額	(百万円)	150,836	140,730	146,394	179,982	172,791
総資産額	(百万円)	298,578	295,861	347,499	337,029	318,071
１株当たり純資産額	(円)	730.36	681.58	709.03	871.65	836.97
１株当たり配当額 (内１株当たり 中間配当額)	(円) (円)	7 (3)	8 (4)	10 (5)	15 (5)	20 (7.5)
１株当たり当期純利益 又は当期純損失(△)	(円)	46.90	△122.65	36.95	123.38	0.80
潜在株式調整後 １株当たり当期純利益	(円)	45.77	―	36.33	118.36	―
自己資本比率	(%)	50.5	47.6	42.1	53.4	54.3
自己資本利益率	(%)	6.6	△17.4	5.4	15.7	0.2
株価収益率	(倍)	28.1	―	36.1	15.8	1,933.8
配当性向	(%)	14.9	―	27.1	12.2	2,500.0
従業員数	(名)	6,394	6,251	6,109	5,920	5,798

(注) 1　売上高には、消費税等は含まれておりません。
2　第178期の潜在株式調整後１株当たり当期純利益は、転換社債を発行しておりますが当期純損失が計上されている為、記載しておりません。
3　第178期の株価収益率は、当期純損失が計上されている為、記載しておりません。
4　第179期から「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)を適用しております。
5　第181期の潜在株式調整後１株当たり当期純利益は、潜在株式が存在しない為、記載しておりません。
6　従業員数は就業人員数であります。

2 【沿革】

明治20年11月	山葉寅楠がオルガン製作に成功
明治22年３月	当社の前身である合資会社山葉風琴製造所を設立
明治30年10月	日本楽器製造株式会社を資本金10万円にて設立 本社を浜松に置き、オルガンの製造を開始
明治33年１月	ピアノの製造を開始
昭和24年５月	東京、大阪及び名古屋の各証券取引所に株式を上場
昭和29年５月	ヤマハ音楽教室を開講
昭和29年11月	オートバイの製造を開始
昭和30年７月	オートバイ部門を分離し、ヤマハ発動機㈱を設立
昭和33年10月	エレクトーンの製造を開始 メキシコに最初の海外法人Yamaha de Mexico, S.A. de C.V.を設立
昭和34年１月	合金の製造を開始
昭和35年６月	米国に販売子会社Yamaha International Corporation（現 Yamaha Corporation of America)を設立
昭和36年５月	ホーム用品の製造を開始
昭和36年８月	スポーツ用品の製造を開始
昭和37年５月	中日本観光開発㈱(昭和56年11月ヤマハレクリェーション㈱に社名変更)を設立し、レクリェーション事業に着手
昭和41年10月	管楽器の製造を開始
昭和42年５月	宮竹楽器製造㈱を吸収合併
昭和43年５月	オーディオの製造を開始
昭和44年11月	天竜楽器製造㈱を吸収合併
昭和45年５月	日本管楽器㈱を吸収合併
昭和50年５月	家具の製造を開始
昭和58年10月	カスタムLSIの外販を開始
昭和62年２月	半導体製造子会社ヤマハ鹿児島セミコンダクタ㈱を設立
昭和62年10月	社名を日本楽器製造株式会社からヤマハ株式会社に変更
平成２年６月	レクリェーション事業子会社ヤマハリゾート㈱を設立(平成３年４月ヤマハレクリェーション㈱を吸収合併)
平成３年10月	リビング事業子会社ヤマハリビングテック㈱を設立
平成３年11月	電子金属事業子会社ヤマハメタニクス㈱を設立
平成14年５月	中国に投資管理会社雅馬哈楽器音響（中国）投資有限公司を設立
平成14年９月	独国に欧州統括会社Yamaha Music Holding Europe G.m.b.Hを設立
平成14年10月	ヤマハリゾート㈱を吸収合併
平成15年５月	大阪及び名古屋証券取引所での株式の上場を廃止
平成16年７月	㈱キロロ開発公社を吸収合併

3 【事業の内容】

当社グループは、当社、子会社105社及び関連会社15社で構成され、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業を営んでおります。

当社グループの事業に係わる位置づけ及び事業の種類別セグメントは以下の通りであります。また、関連会社のヤマハ発動機㈱において、二輪車・ボート等の製造販売を行っております。

1　楽器事業

(1) 楽器

当社及び天津雅馬哈電子楽器有限公司、P.T. Yamaha Music Manufacturing Asia他製造子会社が製造し、当社が販売すると共に㈱ヤマハミュージック東京他国内販売子会社及び Yamaha Corporation of America他海外販売子会社を通じ販売しております。

また、Kemble & Company Ltd.は、ケンブルブランド等の製品を製造販売しております。

(2) 音楽普及事業

当社、㈱ヤマハミュージック東京他国内販売子会社及びYamaha Music (Asia) Pte.Ltd.他海外販売子会社において、音楽教室の運営及び音楽普及活動を行っております。

2　ＡＶ・ＩＴ事業

(1) オーディオ

主にYamaha Electronics Manufacturing (M) Sdn. Bhd. 他製造子会社が製造し、当社が販売すると共にヤマハエレクトロニクスマーケティング㈱及びYamaha Electronics Corporation, USA他販売子会社を通じ販売しております。

(2) 情報通信機器

ディーエス㈱が製造し、当社が販売すると共にヤマハエレクトロニクスマーケティング㈱を通じ販売しております。

3　リビング事業

主にヤマハリビングプロダクツ㈱が製造し、ヤマハリビングテック㈱が販売しております。

4　電子機器・電子金属事業

(1) 電子機器

主にヤマハ鹿児島セミコンダクタ㈱が製造し、当社が販売しております。

(2) 電子金属

ヤマハメタニクス㈱が製造販売を行っております。

5　レクリエーション事業

当社及び㈱キロロアソシエイツ他国内子会社が、観光施設、宿泊施設及びスポーツ施設等の経営を行っております。

6　その他の事業

当社において、ゴルフ用品、自動車用内装部品等の製造販売を行っております。

また、ヤマハファインテック㈱において、ＦＡ機器、金型・部品等の製造販売を行っております。

事業の系統図並びに、各事業に携わっている連結子会社及び持分法適用関連会社は次の通りです。



製造・制作会社等
販売会社等
楽器
(国内連結子会社)
ヤマハサウンドテック㈱
㈱ヤマハミュージックメディア
㈱ヤマハミュージックコミュニケーションズ
山梨工芸㈱
ワイピーウインズ㈱
ヤマハミュージッククラフト㈱
桜庭木材㈱
ディーエス㈱
(海外連結子会社)
Yamaha Exporting Inc.
Yamaha Music Manufacturing, Inc.
Yamaha Musical Products, Inc.
Kemble & Company Ltd.
台湾山葉楽器製造股份有限公司
高雄山葉股份有限公司
天津雅馬哈電子楽器有限公司
広州雅馬哈・珠江鋼琴有限責任公司
蕭山雅馬哈楽器有限公司
P.T. Yamaha Indonesia
P.T. Yamaha Music Manufacturing Indonesia
P.T. Yamaha Music Manufacturing Asia
P.T. Yamaha Musical Products Indonesia
ヤマハ㈱
(国内連結子会社)
ヤマハミュージックトレーディング㈱
ミュージックリース㈱
㈱ヤマハホール
(海外連結子会社)
Yamaha Corporation of America
Yamaha Artist Services Inc.
Yamaha Music Holding Europe G.m.b.H.
Yamaha Music Central Europe G.m.b.H.
Yamaha Musique France S.A.S.
Yamaha-Kemble Music(U.K.)Ltd.
Yamaha-Hazen Musica, S.A.
Yamaha Musica Italia S.P.A.
功学社山葉楽器股份有限公司
Yamaha Music Korea Ltd.
(国内連結子会社)
㈱ヤマハミュージック東京 他10社
(海外連結子会社)
Yamaha Canada Music Ltd.
Yamaha de Mexico S.A.de C.V.
Yamaha Music Latin America, S.A.
Yamaha Scandinavia A.B.
P.T.Yamaha Music Indonesia(Distributor)
Yamaha Music Australia Pty.Ltd.
Yamaha Music(Asia)Pte.Ltd. 他1社
Yamaha Music(Malaysia)Sdn.Bhd. 他3社
Yamaha Music Gulf FZE
雅馬哈楽器音響(中国)投資有限公司
顧客
AV・IT
(国内連結子会社)
ディーエス㈱
(海外連結子会社)
Yamaha Electronics Manufacturing(M) Sdn.Bhd.
P.T. Yamaha Electronics Manufacturing Indonesia
雅馬哈電子(蘇州)有限公司
ヤマハ㈱
(国内連結子会社)
ヤマハエレクトロニクスマーケティング㈱
(海外連結子会社)
Yamaha Electronics Corporation, USA
Yamaha Elektronik Europa G.m.b.H.
Yamaha Electronique France S.A.S.
Yamaha Electronics(U.K.)Ltd.
Yamaha Electronics Asia Pte.Ltd.
リビング
(国内連結子会社)
ヤマハリビングテック㈱
ヤマハリビングプロダクツ㈱
電子機器・電子金属
(国内連結子会社)
ヤマハ鹿児島セミコンダクタ㈱
ヤマハハイテックデザイン㈱
ヤマハ㈱
(国内連結子会社)
ヤマハメタニクス㈱
レクリエーション
ヤマハ㈱
(国内連結子会社)
㈱キロロアソシエイツ
㈱はいむるぶし
㈱葛城
㈱鳥羽国際ホテル
㈱つま恋
㈱合歓の郷
その他
ヤマハ㈱
(国内連結子会社)
㈱ヤマハクレジット
ヤマハ保険サービス㈱
ワイピー設備システム㈱
㈱ヤマハトラベルサービス
日本事務センター㈱
ワイピービデオ㈱
(国内連結子会社)
ヤマハファインテック㈱
持分法適用関連会社
ヤマハ発動機㈱
㈱コルグ
材料・部品の供給
製品等の供給
サービス等の供給

4 【関係会社の状況】

名称	住所	資本金(百万円)	主要な事業の内容	議決権の所有割合(%)	関係内容		
					役員の兼任等	営業上の取引関係	設備の賃貸借等
(連結子会社)							
㈱ヤマハミュージック東京	東京都中央区	400	楽器	100	5	当社製品の仕入販売	当社からの店舗等の賃借
㈱ヤマハミュージック西東京	東京都豊島区	350	〃	100	5	〃	〃
㈱ヤマハミュージック横浜	神奈川県横浜市	350	〃	100	4	〃	〃
㈱ヤマハミュージック関東	新潟県新潟市	100	〃	100	4	〃	なし
㈱ヤマハミュージック大阪	大阪府大阪市	350	〃	100	5	〃	当社からの店舗等の賃借
㈱ヤマハミュージック神戸	兵庫県神戸市	250	〃	100	5	〃	〃
㈱ヤマハミュージック瀬戸内	広島県広島市	175	〃	100	4	〃	〃
㈱ヤマハミュージック東海 (注)3	愛知県名古屋市	250	〃	100	4	〃	〃
㈱ヤマハミュージック九州	福岡県福岡市	300	〃	100	6	〃	〃
㈱ヤマハミュージック北海道	北海道札幌市	200	〃	100	4	〃	〃
㈱ヤマハミュージック東北	宮城県仙台市	250	〃	100	5	〃	〃
ヤマハミュージックトレーディング㈱	東京都中央区	200	〃	100	2	〃	当社からの事務所の賃借
㈱ヤマハミュージックメディア	東京都渋谷区	350	〃	100	4	当社への完成品の販売	当社からの建物の賃借
ディーエス㈱	静岡県袋井市	60	楽器 AV・IT	100	4	〃	〃
ヤマハミュージッククラフト㈱	静岡県浜松市	30	楽器	100	5	〃	当社への建物の賃貸
ヤマハサウンドテック㈱	東京都中央区	100	〃	100	4	当社製品の仕入	当社からの事務所の賃借
㈱ヤマハミュージックコミュニケーションズ	東京都目黒区	300	〃	95	3	なし	なし
ミュージックリース㈱	静岡県浜松市	50	〃	100	4	当社製品の仕入リース	当社からの事務所の賃借
山梨工芸㈱	静岡県掛川市	20	〃	100	5	当社への部品の販売	当社からの建物の賃借
桜庭木材㈱	秋田県北秋田市	90	〃	100	4	〃	なし
㈱ヤマハホール	東京都中央区	10	〃	100	3	なし	当社からの店舗等の賃借
ワイピーウインズ㈱	静岡県磐田郡	50	〃	100	6	当社への部品の販売	なし
ヤマハエレクトロニクスマーケティング㈱	東京都港区	300	AV・IT	100	5	当社製品の仕入販売	当社からの事務所の賃借
ヤマハリビングテック㈱ (注)4	静岡県浜松市	6,750	リビング	100	3	ヤマハリビングプロダクツ㈱へのリビング用品の製造委託	当社からの店舗等の賃借、ヤマハリビングプロダクツ㈱への建物の賃貸
ヤマハリビングプロダクツ㈱	〃	80	〃	100 (100)	—	ヤマハリビングテック㈱製品の製造	ヤマハリビングテック㈱からの建物の賃借

名称	住所	資本金（百万円）	主要な事業の内容	議決権の所有割合（%）	関係内容		
					役員の兼任等	営業上の取引関係	設備の賃貸借等
ヤマハ鹿児島セミコンダクタ㈱	鹿児島県姶良郡	450	電子機器・電子金属	100	7	当社への完成品の販売	なし
ヤマハメタニクス㈱	静岡県磐田市	500	〃	100	8	なし	当社との建物の賃貸借
ヤマハハイテックデザイン㈱	静岡県磐田郡	30	〃	85.2	3	当社製品の設計開発	当社からの事務所の賃借
㈱キロロアソシエイツ	北海道余市郡	380	レクリエーション	100	3	当社のリゾート施設の運営	なし
㈱はいむるぶし	沖縄県八重山郡	200	〃	100	3	〃	〃
㈱葛城	静岡県袋井市	50	〃	100	3	〃	〃
㈱鳥羽国際ホテル	三重県鳥羽市	50	〃	100	3	〃	〃
㈱つま恋	静岡県掛川市	100	〃	100	4	〃	〃
㈱合歓の郷	三重県志摩市	100	〃	100	3	〃	〃
㈱ヤマハクレジット	静岡県浜松市	100	その他	100	4	ヤマハミュージック販社を販売指定店と定め、当社製品を対象とした前払式特定取引（割賦販売法に定められている取引）	当社からの事務所の賃借
ヤマハ保険サービス㈱	〃	100	〃	100	3	なし	当社への土地の賃貸 当社からの事務所の賃借
ヤマハファインテック㈱	〃	300	〃	100	7	当社への完成品の販売	当社からの建物の賃借
ワイピー設備システム㈱	〃	80	〃	100	4	当社設備の施工請負	当社からの事務所の賃借
㈱ヤマハトラベルサービス	〃	50	〃	70	5	当社の業務目的の旅行等の手配、斡旋	当社からの店舗等の賃借
日本事務センター㈱	〃	20	〃	100	3	当社の事務関連業務の受託	当社からの事務所の賃借
ワイピービデオ㈱	〃	80	〃	100	2	当社の広告宣伝物の制作	当社からの建物の賃借
Yamaha Corporation of America （注）4, 5	米国加州ブエナパーク市	千米ドル 50,000	楽器	100	2	当社製品の輸入販売	ヤマハエレクトロニクス社及びヤマハエクスポーティング社への事務所の賃貸
Yamaha Electronics Corporation, USA （注）5	〃	千米ドル 2,500	ＡＶ・ＩＴ	100 (100)	4	〃	ヤマハコーポレーションオブアメリカ社からの事務所の賃借
Yamaha Music Manufacturing, Inc. （注）5	米国ジョージア州トーマストン市	千米ドル 2,000	楽器	100 (100)	2	当社製品の組立及び完成品のヤマハコーポレーションオブアメリカ社への販売	なし
Yamaha Exporting Inc. （注）5	米国加州ブエナパーク市	千米ドル 2	〃	100 (100)	2	当社への輸出	ヤマハコーポレーションオブアメリカ社からの事務所の賃借
Yamaha Musical Products, Inc. （注）5	米国ミシガン州グランドラピッツ市	千米ドル 2,000	〃	100 (100)	2	当社製品の組立及び完成品のヤマハコーポレーションオブアメリカ社への販売	なし
Yamaha Artist Services, Inc. （注）5	米国ニューヨーク州ニューヨーク市	千米ドル 100	〃	100 (100)	2	ヤマハコーポレーションオブアメリカ社からのアーティストサービス業務の受託	〃

名称	住所	資本金（百万円）	主要な事業の内容	議決権の所有割合（%）	関係内容		
					役員の兼任等	営業上の取引関係	設備の賃貸借等
Yamaha Canada Music Ltd.	カナダ国オンタリオ州トロント市	千カナダドル 2,500	楽器 AV・IT	100	2	当社製品の輸入販売	なし
Yamaha de Mexico, S.A. de C.V.	メキシコ合衆国メキシコ市	千メキシコニューペソ 1,709	〃	100 (0)	3	〃	〃
Yamaha Music Latin America, S.A.	パナマ共和国パナマ州	千米ドル 50	〃	100	3	〃	〃
Yamaha Music Holding Europe G.m.b.H. (注)4	独国シュレースヴィヒ・ホルシュタイン州レリンゲン市	千ユーロ 70,000	楽器	100	3	〃	〃
Yamaha Music Central Europe G.m.b.H. (注)4	〃	千ユーロ 20,452	〃	100 (100)	2	〃	ヤマハエレクトロニクスヨーロッパ社への事務所の賃貸
Yamaha Elektronik Europa G.m.b.H.	〃	千ユーロ 4,100	AV・IT	100 (100)	4	〃	ヤマハミュージックセントラルヨーロッパ社からの事務所の賃借
Yamaha Scandinavia A.B.	スウェーデン王国エーテボリ市	千スウェーデンクローネ 20,000	楽器 AV・IT	100 (100)	2	〃	なし
Yamaha Musique France S.A.S	仏国クロワシーボーブール市	千ユーロ 1,200	楽器	100 (100)	—	〃	ヤマハエレクトロニクスフランス社への事務所の賃貸
Yamaha Electronique France S.A.S	〃	千ユーロ 1,824	AV・IT	100 (100)	—	〃	ヤマハミュージックフランス社からの事務所の賃借
Yamaha-Kemble Music (U.K.) Ltd.	英国ミルトンキーンズ市	千英ポンド 25	楽器	87.5 (87.5)	4	〃	なし
Kemble & Company Ltd.	〃	千英ポンド 117	〃	91.8	5	当社製組立用部品の輸入及び完成品の販売	〃
Yamaha Electronics (U.K.) Ltd.	英国ワットフォード市	千英ポンド 1,000	AV・IT	100	3	当社製品の輸入販売	〃
Yamaha-Hazen Musica, S.A.	西国マドリード市	千ユーロ 1,505	楽器	75 (75)	3	〃	〃
Yamaha Musica Italia S.P.A.	伊国ミラノ市	千ユーロ 4,368	〃	100 (100)	2	〃	〃
Yamaha Music Gulf Fze.	アラブ首長国連邦ドバイ	千ディルハム 3,000	楽器 AV・IT	100	3	〃	〃
台湾山葉楽器製造股份有限公司	中華民国台湾省桃園県	千台湾ドル 157,300	楽器	60	6	当社製組立用部品の輸入及び完成品の販売	功学社山葉楽器股份有限公司への建物の賃貸
高雄山葉股份有限公司	中華民国台湾省高雄市	千台湾ドル 465,000	〃	100	5	〃	なし
功学社山葉楽器股份有限公司 (注)6	中華民国台湾省台北市	千台湾ドル 100,000	〃	50	5	当社製品の輸入販売及び台湾山葉楽器製造股份有限公司製品の仕入販売	台湾山葉楽器製造股份有限公司からの建物の賃借
雅馬哈楽器音響(中国)投資有限公司 (注)4	中華人民共和国上海市	千元 517,587	楽器 AV・IT	100	9	中国製造子会社からの完成品の仕入販売	なし
天津雅馬哈電子楽器有限公司	中華人民共和国天津市	千元 76,800	楽器	60 (60)	4	当社製組立用部品の輸入及び完成品の販売	〃
広州雅馬哈・珠江鋼琴有限責任公司	中華人民共和国広東省広州市	千元 82,966	〃	60 (45)	7	〃	〃

名称	住所	資本金(百万円)	主要な事業の内容	議決権の所有割合(%)	関係内容		
					役員の兼任等	営業上の取引関係	設備の賃貸借等
蕭山雅馬哈楽器有限公司	中華人民共和国浙江省杭州市	千元 132,621	楽器	100 (100)	7	当社製組立用部品の輸入及び完成品の販売	なし
雅馬哈電子(蘇州)有限公司	中華人民共和国江蘇省蘇州市	千元 107,599	AV・IT	100 (100)	5	〃	〃
Yamaha Music Australia Pty.Ltd.	オーストラリア連邦メルボルン市	千豪ドル 1,540	楽器 AV・IT	100	2	当社製品の輸入販売	〃
P.T. Yamaha Indonesia	インドネシア共和国ジャカルタ特別市	百万インドネシアルピア 8,507	楽器	96.5	5	当社製組立用部品の輸入及び完成品の販売	ヤマハミュージックインドネシアディストリビューター社への建物の賃貸
P.T. Yamaha Music Manufacturing Indonesia	〃	百万インドネシアルピア 27,856	〃	100 (3)	7	〃	なし
P.T. Yamaha Music Indonesia (Distributor)	〃	百万インドネシアルピア 18,050	〃	95 (95)	6	当社製品の輸入販売及びインドネシア製造子会社製品の仕入販売	ヤマハインドネシア社からの建物の賃借
P.T. Yamaha Music Manufacturing Asia (注)4	インドネシア共和国西ジャワ州ブカシ県	百万インドネシアルピア 82,450	〃	100	7	当社製組立用部品の輸入及び完成品の販売	なし
P.T.Yamaha Musical Products Indonesia	インドネシア共和国東ジャワ州パスルアン県	百万インドネシアルピア 30,237	〃	100	7	〃	〃
P.T.Yamaha Electronics Manufacturing Indonesia	〃	百万インドネシアルピア 79,000	AV・IT	100	5	〃	〃
Yamaha Music (Malaysia) Sdn.Bhd.	マレーシア国セランゴール州ペタリンジャヤ	千マレーシアリンギッド 1,320	楽器 AV・IT	100	2	当社製品の輸入販売	コンソリデイティッドミュージック社からの土地、建物の賃借
Audio-Visual Land (Malaysia) Sdn.Bhd.	〃	千マレーシアリンギッド 250	〃	100 (100)	1	〃	〃
Consolidated Music Sdn.Bhd.	〃	千マレーシアリンギッド 250	〃	100 (100)	1	なし	ヤマハミュージックマレーシア社他への土地、建物の賃貸
S.P.Music Centre Sdn.Bhd.	〃	千マレーシアリンギッド 200	〃	60 (60)	1	〃	コンソリデイティッドミュージック社からの土地、建物の賃借
Yamaha Electronics Manufacturing (M) Sdn. Bhd.	マレーシア国ペラ州チモー	千マレーシアリンギッド 31,000	AV・IT	100	4	当社製組立用部品の輸入及び完成品の販売	なし
Yamaha Music (Asia) Pte.Ltd.	シンガポール共和国	千シンガポールドル 6,260	楽器	100	3	当社製品の輸入販売	〃
Music Plaza Pte. Ltd.	〃	千シンガポールドル 100	〃	100 (100)	1	〃	〃
Yamaha Electronics Asia Pte.Ltd.	〃	千シンガポールドル 1,000	AV・IT	100	3	〃	〃
Yamaha Music Korea Ltd.	大韓民国ソウル市	百万ウォン 7,000	楽器	100	4	〃	〃
(持分法適用関連会社) ヤマハ発動機㈱ (注)7,8	静岡県磐田市	46,362	その他	23.0 (0.1)	2	当社への完成品の販売及び当社製品の購入	なし
㈱コルグ	東京都稲城市	480	楽器	25.0	—	㈱コルグ製組立用部品の当社からの仕入	〃

(注) 1　主要な事業の内容欄には、事業の種類別セグメントの名称を記載しております。
2　議決権の所有割合欄の(内書)は間接所有であります。
3　㈱ヤマハミュージック名古屋が㈱ヤマハミュージック浜松を吸収合併し、社名変更したものです。
4　特定子会社に該当しております。
5　Yamaha Corporation of America(連結)については、売上高(連結会社相互間の内部取引売上高を除く)の連結売上高に占める割合が10%を超えております。

主要な損益情報等	①売上高	78,540百万円
	②経常利益	1,440百万円
	③当期純利益	839百万円
	④純資産額	16,236百万円
	⑤総資産額	31,565百万円

6　持分は100分の50以下でありますが、実質的に支配している為、子会社としております。
7　有価証券報告書提出会社であります。
8　平成16年12月31日現在の状況を記載しております。

5 【従業員の状況】

(1) 連結会社の状況

(平成17年３月31日現在)

事業の種類別セグメントの名称	従業員数(名)
楽器	12,435 (4,036)
ＡＶ・ＩＴ	2,766 (384)
リビング	941 (274)
電子機器・電子金属	971 (41)
レクリェーション	628 (478)
その他	833 (41)
合計	18,574 (5,254)

(注) 1 従業員数は就業人員数であります。

2 従業員数欄の(外書)は、臨時従業員の年間平均雇用人員であります。

(2) 提出会社の状況

(平成17年３月31日現在)

従業員数	平均年齢	平均勤続年数	平均年間給与
5,798名	45才５ヵ月	24年１ヵ月	8,054,687円

(注) 1 従業員数は就業人員数であります。

2 平均年間給与は、賞与及び基準外賃金を含んでおります。

(3) 労働組合の状況

特記すべき事項はありません。

第２ 【事業の状況】

１ 【業績等の概要】

(1) 業績

当連結会計年度におけるわが国経済は、企業収益が改善し、民間設備投資も増加する中、個人消費も堅調に推移するなど、概ね穏やかな回復基調をたどりました。しかしながら、年度の後半には、デジタル関連業種の在庫調整や石油価格の高騰などにより先行き不透明感が広がりました。海外では、アジア経済が成長を続けたのをはじめ、米国経済が堅調に推移し、欧州経済も順調に回復してまいりました。このような状況の中で当社グループは、中期経営計画「ＹＳＤ５０」（ＹＳＤはYAMAHA Sustainable Development（持続的な発展）の頭文字を指し、５０は「500億円の利益水準＋実質有利子負債ゼロ」の目標を表すものです）の目標実現に向けて諸施策を実施してまいりました。楽器事業の収益力強化を最大のテーマとし、国内楽器市場の活性化を図るため、新しいコンセプトの音楽教室作りを進めるなど音楽普及・販売拠点投資を行い、集客型ビジネスモデルの構築に努めました。生産面では、海外生産拠点の整備に努めるとともに、製造改革を推進しコスト競争力の強化に努めました。新規事業の創出につきましては、サウンドライフ戦略推進室を設置し、音・音楽とサウンドネットワークの領域でさまざまな技術、事業の可能性について研究を重ねています。また、企業の社会的責任を重視した経営姿勢を明確にするためＣＳＲ委員会を設置しました。

販売の状況につきましては、楽器事業は売上げを伸ばしましたが、電子機器・電子金属事業、リビング事業、レクリエーション事業、その他の事業では売上げ減少となりました。

以上により、売上高は5,340億79百万円（前年同期比1.0％減少）となりました。このうち、国内売上高は3,129億６百万円（前年同期比2.5％減少）、海外売上高は2,211億73百万円（前年同期比1.1％増加）となりました。

損益につきましては、営業利益356億95百万円（前年同期比20.8％減少）、経常利益413億２百万円（前年同期比19.1％減少）となりました。当連結会計年度より固定資産の減損に係る会計基準を早期適用し327億３百万円の減損損失を計上し、また平成16年12月１日に厚生年金基金の代行部分の過去分返上認可を受け、代行返上益199億27百万円を計上しました。その結果、当期純利益は196億97百万円（前年同期比54.8％減少）となりました。

事業の種類別セグメントの業績を示すと、次の通りです。

(楽器事業)

楽器は、国内市場が増収となったほか、北米市場も現地通貨ベースで増収となりましたが、大市場のドイツ、フランスが低迷した欧州市場は現地通貨ベースで前年並に止まりました。ピアノは、北米市場の不振、国内市場の総需要減少傾向により売上げ減少となりました。電子楽器は、エレクトーン「ステージア」が好調に売上げを伸ばしたほか、クラビノーバ、音響機器が伸長しましたが、ポータブルキーボード、シンセサイザーが売上げ減少となりました。その他の楽器では、ギターが国内市場の不振から売上げ減少となりました。

教室収入は、音楽教室では幼児・児童生徒数に下げ止まり感がでてきたことに加え、大人の音楽教室が順調に拡大しました。英語教室は、在籍数の増加により売上げを伸ばしました。

以上により、当事業の売上高は3,026億17百万円（前年同期比3.1％増加）、営業利益は141億83百万円（前年同期比35.3％増加）となりました。

（ＡＶ・ＩＴ事業）

オーディオは、中高級アンプ、レシーバーが北米市場を中心に売上げを伸ばしましたが、国内市場及び欧州市場では競争激化から減収となりました。情報通信機器は、企業向けルーターが引き続き堅調に推移し、売上げ増加となりました。事業全体としては、為替影響もあり、前年同期比微減となりました。損益は減益となりました。

以上により、当事業の売上高は777億20百万円（前年同期比0.7％減少）、営業利益は36億51百万円（前年同期比17.4％減少）となりました。

（リビング事業）

年度の前半において、主力のシステムバスとシステムキッチンが、低価格化する市場への対応遅れから大きく落ち込みました。年度の後半で、新商品を投入し挽回を図りましたが、年間では売上げ減少となりました。

以上により、当事業の売上高は428億44百万円（前年同期比4.3％減少）、営業損失は24百万円（前年同期は営業利益14億62百万円）となりました。

（電子機器・電子金属事業）

電子機器事業では、携帯電話用音源ＬＳＩが競争の激化による販売単価の低下により売上げ減少となりました。電子金属事業も売上げ減少となりました。

以上により、当事業の売上高は690億48百万円（前年同期比10.2％減少）、営業利益は199億70百万円（前年同期比33.5％減少）となりました。

（レクリエーション事業）

国内旅行市場の厳しい市況の中で、台風等の天候不順の影響とスキー客の落ち込みによる集客減少により、売上げ減少となりました。なお、経営効率を高めるため、平成16年７月１日に当社の子会社である株式会社キロロ開発公社を吸収合併いたしました。

以上により、当事業の売上高は182億90百万円（前年同期比9.0％減少）、営業損失は22億53百万円（前年同期は営業損失11億10百万円）となりました。

（その他の事業）

ゴルフ事業は、市況の低迷から売上げ減少となりました。ＦＡ機器及び金型・部品事業は、携帯電話用マグネシウム部品が携帯電話メーカーの在庫調整により、売上げ減少となりました。また、自動車用内装部品事業も、モデルチェンジの端境期となったことから売上げ減少となりました。

以上により、当事業の売上高は235億57百万円（前年同期比9.6％減少）、営業利益は１億68百万円（前年同期は営業損失２億11百万円）となりました。

所在地別セグメントの業績を示すと、次の通りです。

日本は、売上高3,278億95百万円（前年同期比2.4%減少）、営業利益は256億97百万円（前年同期比18.2%減少）、北米は、売上高854億65百万円（前年同期比0.0%減少）、営業利益は42億2百万円（前年同期比10.3%減少）、欧州は、売上高832億89百万円（前年同期比2.0%増加）、営業利益は39億1百万円（前年同期比14.3%減少）、アジア・オセアニア・その他の地域は、売上高374億29百万円（前年同期比3.0%増加）、営業利益は37億79百万円（前年同期比17.3%増加）となりました。

(2) キャッシュ・フローの状況

当連結会計年度における現金及び現金同等物（以下「資金」という。）は、前年同期に比べ194億85百万円増加（前年同期は121億67百万円減少）し、当連結会計年度末残高は503億93百万円となりました。

（営業活動によるキャッシュ・フロー）

税金等調整前当期純利益が335億16百万円（前年同期は474億56百万円）となり、営業活動の結果得られた資金は395億88百万円（前年同期得られた資金は583億49百万円）となりました。

（投資活動によるキャッシュ・フロー）

設備投資の実施等により、投資活動の結果使用した資金は128億96百万円（前年同期使用した資金は187億75百万円）となりました。

（財務活動によるキャッシュ・フロー）

長期借入金の返済等により、財務活動の結果使用した資金は83億6百万円（前年同期使用した資金は501億41百万円）となりました。

2 【生産、受注及び販売の状況】

(1) 生産実績

当連結会計年度における生産実績を事業の種類別セグメントごとに示すと、次の通りであります。

事業の種類別セグメントの名称	当連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)	
	金額(百万円)	前年同期比(%)
楽器	198,232	110.5
ＡＶ・ＩＴ	68,616	104.2
リビング	38,757	93.6
電子機器・電子金属	71,016	88.4
その他	21,721	92.0
合計	398,343	102.0

(注) 1　金額は平均販売価格によっており、セグメント間の内部振替後の数値によっております。
　　 2　上記の金額には、消費税等は含まれておりません。

(2) 受注実績

当社グループは、製品の性質上、原則として見込生産を行っております。

(3) 販売実績

当連結会計年度における販売実績を事業の種類別セグメントごとに示すと、次の通りであります。

事業の種類別セグメントの名称	当連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)	
	金額(百万円)	前年同期比(%)
楽器	302,617	103.1
ＡＶ・ＩＴ	77,720	99.3
リビング	42,844	95.7
電子機器・電子金属	69,048	89.8
レクリエーション	18,290	91.0
その他	23,557	90.4
合計	534,079	99.0

(注) 1　金額は外部顧客に対する売上高であります。
　　 2　上記の金額には、消費税等は含まれておりません。

3 【対処すべき課題】

当社グループは、中期経営計画「ＹＳＤ５０」において、高水準の利益を安定的に創出し、持続的な発展を可能とする経営構造の実現を目指し、下記の課題に取り組んでまいります。

1 持続的・安定的な高収益構造の確立

全ての事業の収益力を強化し、中でも楽器事業の収益性を大幅に高めることでグループ全体として安定的な高収益体質を構築いたします。

① 楽器事業

楽器事業では、（１）国内市場の活性化（２）高付加価値商品の拡販（３）中国市場、設備音響市場での成長（４）製造改革（５）人材開発（６）業務プロセス改革を進めてまいります。コンテンツ・メディア事業では、海外での着信メロディー配信ビジネスの拡大、ポータルサイトを活用した新規ビジネスの創出に努めます。

② ＡＶ・ＩＴ事業

ＡＶ・ＩＴ事業では、引き続きホームシアター事業の強化とルーター事業の企業・ＳＯＨＯ向けソリューションビジネスの拡大を図るとともに、新ビジネスユニットの確立による成長戦略を推進してまいります。

③ リビング事業

リビング事業では、不採算事業の撤退による事業の選択と集中、低コスト体質の確立、卸営業改革、要員構造改革を進め事業の再構築を行います。

④ 電子機器・電子金属事業

電子機器事業では、携帯電話用音源ＬＳＩビジネスの世界シェアの維持と携帯電話用音源ＬＳＩビジネス以外の領域の拡大に努めます。電子金属事業では、製造改革の継続による利益基盤の確立、銅系コネクター材料事業、加工品事業の拡大に努めます。

⑤ レクリエーション事業

レクリエーション事業では、各施設の特性を活かした個別施策の推進と品質グレードの向上、安全性強化の徹底を通して早期黒字化を図ってまいります。

⑥ その他事業

ゴルフ事業では「ｉｎｐｒｅｓ」シリーズによるブランドの存在感を確立してまいります。ＦＡ機器及び金型・部品事業では、ＦＡ事業のＩＴ分野・自動車分野での商品開拓、金型・部品事業の損益分岐点の引き下げとマグネシウム部品事業の新分野開拓を進めてまいります。自動車用内装部品事業では、商品開発力・製造力・供給力と顧客サービス対応力の強化を図ってまいります。

⑦　全社施策

全社横断的なコストダウン施策として、調達コストの削減、生産ロス／品質ロスコストの削減を含む製造改革、基幹情報システムの再構築とＳＣＭ強化によるビジネスプロセス革新、ＩＴを活用した全社事務合理化、などを進めてまいります。

2　独創的かつ高品質な商品開発／事業創出

各事業の中高級品市場に注力、ブランドポジションの優位性を高めると同時に、当社グループの総合力を活かした独創的な新規商品の提案及び新規事業創出により新たな需要を開拓いたします。

3　企業の社会的責任（ＣＳＲ）を重視した経営

企業価値／ブランド価値の持続的な増大・発展を目指すために経済面、環境面、社会面での求められる責任を果たすとともに、継続的改善のためのマネジメントシステムを整備してまいります。

4 【事業等のリスク】

有価証券報告書に記載した事業の状況、経理の状況等に関する事項のうち、投資者の判断に重要な影響を及ぼす可能性のある事項には、以下のようなものがあります。また、文中における将来に関する事項は、当連結会計年度末現在において当社グループが判断したものであります。

1 事業構造

当社グループは、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業、その他事業を営んでおります。

電子機器・電子金属事業は現在、営業利益の半分以上を占めておりますが、主力の携帯電話用音源ＬＳＩ事業はその損益の振幅が大きく、今後、競争激化に加えて、携帯電話用音源としてソフト音源の採用が進むなどの構造的変化が生じた場合には、携帯電話用音源ＬＳＩの需要が大きく縮小する可能性があり、電子機器事業において将来に亘って安定的に高収益を確保できる保証はありません。

中期経営計画「ＹＳＤ５０」では、電子機器事業の業績が低下した場合であっても、楽器事業を中心とした損益改善を通して持続的・安定的な高収益を確保できるよう経営構造の確立に向けて努力してまいりますが、楽器事業等で計画通りの損益を計上できない場合、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

リビング事業、レクリエーション事業は現在、営業損失を計上しており、選択と集中の観点から事業構造の改革に取り組んでおります。計画通りの損益改善を図れない場合、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

2 価格競争

当社グループは、事業を展開するそれぞれの分野で厳しい競争にさらされております。例えば楽器事業では、総合楽器メーカーとして高品質、高性能な製品を広い価格帯で販売しておりますが、個々の製品分野ごとに競合他社が存在しており、高価格帯製品では、製品ごとに有名なブランドを有するメーカーと競合しております。また近年は、特に普及価格帯製品で、大量に安価な製品を製造している中国等海外メーカーとの価格競争が激化しております。

また、ＡＶ・ＩＴ事業では、ＡＶ機器をホームシアター商品に特化し、その分野で大きなシェアを確保しておりますが、近年は競合他社や中国製品の台頭のため低価格化競争にさらされており、今後の業界再編や流通変革、新技術開発の動向によっては、さらに激しい低価格化に波及するおそれもあり、当社グループの現在の優位性が影響を受ける事態も想定されます。

このような価格競争は、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

3　新技術開発

当社グループは、経営資源を「音・音楽」に集中し、楽器事業では世界一の楽器メーカーとしての地位を不動のものとする一方、ＡＶ・ＩＴ事業では、ＡＶ機器のホームシアター商品を中心とし、電子機器事業では、音源を中心とする半導体を事業の核として展開しています。

「音・音楽」にかかわる技術の差別化を図ることが当社グループの発展、成長に不可欠の要素となっております。これらの技術開発が継続的に行われない場合、楽器事業では、製品付加価値の低下、価格競争に陥るおそれ、新規需要喚起ができないなどの問題が生じ、ＡＶ・ＩＴ事業、電子機器事業では事業そのものの存続が困難となる可能性があります。また、技術開発に成功した場合でも、商品化して市場の支持を得られる保証はありません。

このような場合には、将来の成長と収益性を低下させ、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

4　部材・部品事業における取引先への依存

当社グループが生産・販売するシステムキッチン等のリビング製品、半導体、金属材料、自動車用内装部品、マグネシウム部品等の部材・部品は、供給先メーカーの業績の影響を受けます。また、供給先メーカーとの間で、納期・品質等で信頼関係が損なわれた場合、その後の受注に悪影響を及ぼす可能性があります。また、品質等の欠陥によって、供給先メーカーの製品への補償を求められる可能性があります。

このような場合には、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

5　国際的活動および海外進出による事業展開

当社グループは世界の各地域に生産、販売拠点を置き、グローバルな事業展開をしております。連結子会社86社のうち45社が海外法人であり、更にそのうちの15社が製造会社で、主要工場は中国、インドネシア、マレーシアに集中しております。また、海外売上高は売上高の41.4%を占めております。

これらの海外市場での事業展開には以下に掲げるようないくつかのリスクが内在しておりますが、一旦これらのリスクが顕在化した場合には、例えば、生産においては拠点集中による弊害が顕著に現れ、安定的な製品供給ができなくなる可能性があります。

①政治、経済の混乱、テロ、戦争

②不利な政策の決定または規制の設定・変更

③予期しない法律または規制の変更

④人材の確保の難しさ

⑤部品調達の難しさ、技術水準の程度

以上の事象は、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

6　人材の確保・育成

当社は、平均年齢が高く、高年齢層が厚い従業員構成となっており、今後、高年齢層従業員が大量に定年退職時期を迎えます。楽器等の生産に関わる技能の伝承や、次世代を担う人材の確保・育成など、要員構造変化への対応が重要課題であります。

このような要員構造変化への対応ができなかった場合には、事業活動、将来の成長が阻害され、当社グループの業績および財務状況に悪影響を及ぼす可能性があります。

7　知的財産権の保護と利用

当社グループは独自技術についての特許等の知的財産権、業務遂行上取得したノウハウを保有していますが、その一部は、特定地域では法的制限のため知的財産権による完全な保護が不可能、または限定的にしか保護されない状況にあります。第三者が当社グループの知的財産権を利用することを効果的に防止できない可能性があります。その結果、当該第三者の製造した類似品、模倣品が市場に出回ることにより当社グループ製品の販売に支障が出る可能性があります。また、当社グループの製品が第三者から第三者の知的財産権を侵害しているとされる場合があり、その結果、これを利用した当社グループ製品の販売が遅れたり、販売できなくなる可能性があります。

当社グループは、製品の重要な部分のいくつかについて第三者から知的財産権のライセンスを受けています。ロイヤリティの上昇は生産コストの増大を招き価格競争力に影響が出るほか、ライセンスを受けられなくなった場合、当該製品の生産ができなくなる可能性があります。

8　製品・サービスの欠陥

当社グループの製品は当社が定めた品質保証規定によって管理されています。しかしながら、製品の全てについて欠陥が無いという保証はありません。製造物責任賠償については保険に加入しておりますが、この保険で損害賠償額を充分にカバーできるという保証はありません。製造物責任を伴う事故の発生があると保険料率の上昇が予想されます。また、製品回収、交換・補修、設計変更など多額のコスト増大、当社グループの社会的評価の低下とそれによる売上げ減少が予想されることから、当社グループの業績と財務状況に悪影響が及ぶ可能性があります。

また、当社グループが営む小売店舗、音楽教室、レクリエーション施設等における安全・衛生については十分注意を払っておりますが、万一事故が発生した場合、店舗・施設等の一時休業や社会的評価の低下とそれによる売上げ減少が予想されることから、当社グループの業績と財務状況に悪影響が及ぶ可能性があります。

9　公法規制

当社グループの事業は、全世界の拠点において、それぞれの国における法律の適用を受け様々な規制の対象となっています。例えば、対外的投資、国家安全保障上の輸出入制限、通商規制、独占禁止規制、消費者保護、税制、環境保護他の規制の適用を受けています。また、企業の顧客等の個人情報保護について、安全管理の義務が課せられております。当社グループはコンプライアンスの遵守に尽力していますが、予期せずこれらの規制を遵守できなかった場合、当社グループの企業活動が制限される可能性があり、コストの増加につながる可能性があります。これらの規制は、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

10　環境保護規制

事業活動に対する環境保護規制は強化の方向にあり、企業の社会的責任の一つとして自主的な環境活動プログラムの実施が求められています。当社グループは、製品、梱包材、省エネルギー、産業廃棄物処理などについて環境基準を上回る対策の実施に努めておりますが、事故などの発生により制限物質が環境基準を超えることを完全に防止または軽減できる保証はありません。また、工場跡地等で、制限物質により土壌が汚染されている場合には、将来、売却しようとする際、多額の浄化費用が発生する、あるいは売却できない可能性があります。第三者に売却済みの土地から将来制限物質が拡散し、大気、地下水を汚染し、その対策費が発生する可能性があります。

このような事象の発生は、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

11　為替レートの変動

当社グループは、全世界において生産、販売等の企業活動を行っておりますが、グループ各社における外貨建取引は為替レートの変動の影響を受けます。外貨建取引については、短期的な為替変動の影響を最小限に止めるため先物為替予約取引などを行っておりますが、為替変動により当初の事業計画を実施できない場合があり、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

12　地震等自然災害による影響

地震等の自然災害の発生により、当社グループの生産拠点等が損害を受ける可能性があります。生産拠点の多くは海外に移転しておりますが、特に当社の本社及び国内工場、主要国内子会社が静岡県内に集中しており、予想される東海地震が発生した場合、施設面での損害のほか、操業の中断や遅延、多額の復旧費用などにより、当社グループの業績と財務状況に悪影響が及ぶ可能性があります。

13　財政状態等の変動に係る事項

①　投資有価証券の評価

当社グループは、取引先金融機関をはじめとする企業の株式等、時価のあるその他有価証券(当連結会計年度末の取得原価92億円、貸借対照表計上額207億円)を保有しております。時価のあるその他有価証券は決算日の市場価格等に基づく時価法によって評価を行うため、決算日の株価によって貸借対照表計上額が変動する可能性があります。また、時価が取得価額に比べ著しく下落した場合には減損が発生します。これらは、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

②　土地の含み損

土地の再評価に関する法律に基づき再評価を行った土地の当連結会計年度末における時価と再評価後の帳簿価額との差異は△150億円であり、保有する土地に含み損が発生しております。土地の売却等の場合には、この含み損が実現し、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

③　固定資産の減損会計

当社グループが保有する有形固定資産について減損会計の対象となる可能性があります。その場合には、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

④　退職給付債務及び退職給付費用

当社グループの退職給付債務および費用は、採用する退職給付制度及び割引率や期待運用収益率等の見積りに基づいて算出されております。退職給付制度は変更される場合があり、また見積りは決算期毎の結果と相違することがあります。結果として、退職給付債務及び費用が増加する場合には、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

⑤　持分法による投資損益

当連結会計年度における経常利益413億円のうち、持分法による投資利益が91億円を占めております。持分法適用関連会社はヤマハ発動機㈱、㈱コルグの２社であり、これら持分法適用関連会社の業績が悪化した場合、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

5 【経営上の重要な契約等】

技術導入契約

会社名	相手先	国名	援助契約の内容	契約期間
当社	Koninklijke Philips Electoronics N.V.	オランダ	コンパクトディスクレコーダー技術に関する特許実施権の相互許諾	自　平成12年12月７日 至　契約特許の満了日

6 【研究開発活動】

当社グループでは、コアコンピタンスである「音・音楽」を中心に、グループの総合力を活かした独創的な新商品・新規事業創出に向けた研究開発活動を進めており、様々な場面での新たな音楽の楽しみ方を提案するため、音源、通信・ネットワーク、ＤＳＰ、デバイス等の要素技術やその応用に関する研究開発に取り組んでおります。

当社グループの研究開発体制は、楽器事業、ＡＶ・ＩＴ事業、電子機器事業は当社、電子金属事業はヤマハメタニクス㈱、リビング事業はヤマハリビングテック㈱、その他の事業は当社およびヤマハファインテック㈱の技術開発部門が主となって構成しております。

当連結会計年度における主な成果を事業の種類別セグメントで示すと次の通りであります。

尚、当連結会計年度の研究開発費の総額は229億53百万円であります。

１．楽器事業

ピアノ、電子楽器関連では、アップライトピアノのフラッグシップモデルとして、最高級の素材とピアノ製造技術の粋を結集し基本設計段階から最高の音作りを追求した「ＳＵ７」をはじめ、世界初のインターネットダイレクトコネクション機能により電子ピアノの新しい楽しみ方を提案するクラビノーバ「ＣＶＰ」シリーズ、インテリア性を重視しデザインを最大の特長にした新コンセプトのクラビノーバ「ＣＬＰ－Ｆ０１」などを開発し商品化しました。

弦楽器関連では、最高の素材を厳選しイタリアの歴史的名工の伝統的技術と最新の木材加工・処理技術とを融合させ開発したバイオリンのフラッグシップモデル「Ａｒｔｉｄａ　ＹＶＮ２００Ｓ」を商品化しました。2004年10月に開催された国際バイオリンコンクール、ユーラシア２００４では、ミヒャエル・ノーデルマン氏がこのヤマハ製のバイオリンと弓を使用し第１位を獲得しました。国際コンクールにおける新作バイオリン使用者の活躍は画期的なことで、奏者の要求に応える楽器の高度な表現力が実証されました。

入門楽器「ＥＺシリーズ」では、イージーギター「ＥＺ－ＥＧ」に続く第２弾として、誰でも手軽に声を使って簡単に伴奏付で演奏できるイージートランペット「ＥＺ－ＴＰ」を、一般ユーザーからの提案・アイデアを募る「顧客参加型」開発により商品化しました。

コンテンツ配信関連では、2000年12月よりサービスを開始したインターネット上の音楽コミュニティサービス「プレーヤーズ王国」の登録会員数が６万名を超え、ユーザーからの公開楽曲数が３万曲を突破し、日本最大規模の音楽コミュニティサイトに成長しました。こうした音楽愛好者層の活動を支援することにより、楽器・関連機器への需要喚起をもたらし、市場の拡大とビジネス機会の増加に繋げて参ります。

また、2005年１月に音楽制作用コンピュータソフトウェア分野でトップシェアを持つドイツのスタインバーグ社の出資金全額を取得し、シンセサイザーやデジタルミキサーといったハードウェア製品とソフトウェアの技術融合を進めるＳＴＵＤＩＯ　ＣＯＮＮＥＣＴＩＯＮＳプロジェクトを強化し、アマチュアからプロフェショナルまで幅広いユーザーの利便性向上に向けた商品開発を通して市場拡大を目指します。

研究開発費は111億83百万円であります。

2．ＡＶ・ＩＴ事業

ＡＶ機器関連では、イギリスのワンリミテッド社との共同開発による「デジタルサウンドプロジェクター技術」を応用した、ワンボディで本格的なリアル5.1サラウンドを楽しめる新しいホームシアターシステム「ＹＳＰ－１」、最新のDMD™「７２０Ｐ　ＤａｒｋＣｈｉｐ３™」を搭載し、フィルムの色再現を追求した新世代のホームシアター用プロジェクター「ＤＰＸ－１２００」などを開発し商品化しました。

また、米国の高級スピーカーメーカー、クリプシュ・オーディオ・テクノロジーズ社との業務提携により、スピーカー及びホームシアタービジネスなどＡＶ・ＩＴ事業の拡大を目指しております。

情報通信機器関連では、企業ネットワーク（ＩＰ－ＶＰＮ、広域イーサネット）の専用線から光回線への移行に対応したイーサアクセスＶＰＮルーター「ＲＴＸ１５００」やＩＳＤＮバックアップルーター「ＲＴ２５０ｉ」などを開発し商品化しました。1995年に販売を開始したルーターは、2004年12月に累計販売台数が100万台を突破しました。ヤマハルータービジネスはこれからも企業ネットワークのブロードバンド化に向け、光ファイバーを想定したソリューションを提供し発展を図ります。

研究開発費は50億69百万円であります。

3．リビング事業

システムバス関連では、シンプルなデザインとコストパフォーマンスに優れた普及価格帯モデル「ＡＸ」シリーズを新たに開発し商品化しました。

システムキッチン関連では、開発30周年を期して「ドルチェ」シリーズをフルモデルチェンジし、人造大理石のマーブルシンクをはじめ、Ｔ９０カウンター、Ｃ（サイクロン）フードⅡ、サラットカーゴ、キッチンサウンドシステムなどの各種機能を盛り込んだ新設計によるＮＥＷ「ドルチェ」を開発し商品化しました。

研究開発費は12億36百万円であります。

4．電子機器・電子金属事業

電子機器関連では、携帯電話用音源ＬＳＩ並びに次世代のデバイスの開発を進めております。スピーカー直接接続による新方式ピュアパルスダイレクトスピーカードライブ回路を搭載し、ＬＣフィルタレスによる省スペース化と、ハイファイオーディオコンポ並みの高性能を低消費電力で達成した、新デジタルアンプＩＣ「ＹＤＡ１３８」、「ＹＤＡ１３９」を開発し商品化しました。

電子金属関連では、銅合金と銅系コネクター材の技術開発を進めております。

研究開発費は44億73百万円であります。

5．その他の事業

ゴルフ用品では、３代目となる「ｉｎｐｒｅｓ」シリーズのフルモデルチェンジを行い、新番手別設計によるフェアウェイウッド「ｉ．Ｆ．Ｆ」などのラインアップを開発し商品化しました。

自動車用内装部品関連では、楽器製造で培われた木材の処理・加工・接着・着色などの技術を活かした商品開発を進めております。

ＦＡ機器関連では、高密度・両面基板の効率的で正確な検査を可能にするステップ・アンド・リピート方式を採用した導通絶縁検査装置「Ｍ４０２」などを開発し商品化しました。

研究開発費は９億90百万円であります。

当社グループの当連結会計年度末における日本での特許及び実用新案の合計所有件数は4,351件であります。

(注) ＤＭＤ™、７２０Ｐ Ｄａｒｋ Ｃｈｉｐ３™はテキサス・インスツルメンツ社の商標です。

7 【財政状態及び経営成績の分析】

文中の将来に関する事項は、当連結会計年度末現在において当社グループが判断したものであります。

(1) 重要な会計方針及び見積り

当社グループの連結財務諸表は、わが国において一般に公正妥当と認められる企業会計の基準に基づき作成されております。この連結財務諸表の作成にあたっては、経営者による会計方針選択の判断と適用を前提とし、決算においては資産・負債の残高、報告期間における収益・費用の金額に影響を与える見積りを必要とします。このような見積りについて経営者は、過去の実績等を勘案し合理的に判断しておりますが、実際の結果は、見積り特有の不確実性があるためこれらの見積りと異なる場合があります。

当社グループの採用している重要な会計方針のなかで、経営者の見積りが大きな影響を与える事項は次の通りです。

① 貸倒引当金算定における見積り

一般債権についての引当金算定における貸倒実績率と、貸倒懸念債権等特定の債権についての個別の回収不能見込額について、見積りを行っております。

② 棚卸資産評価における見積り

棚卸資産評価において、後入先出法単価等と比較すべき時価の一部の算定について、見積りを行っております。

③ 固定資産の減損会計における見積り

減損損失の認識及び回収可能価額の算定に際し、将来キャッシュ・フロー及び割引率について見積りを行っております。

④ 時価のあるその他有価証券の減損処理における見積り

「著しく下落した」と判定し減損対象として候補にあがった銘柄についての回復可能性について、判断を行っております。

⑤ 繰延税金資産算定における見積り

繰延税金資産の回収可能性評価のために、将来の合理的な課税所得を算定するうえで、見積りを行っております。

⑥ 製品保証引当金算定における見積り

製品販売後に発生する補修費用の算定における、売上高もしくは販売台数に対する経験率と、個別見積において、見積りを行っております。

⑦ 退職給付引当金算定における見積り

退職給付引当金算定の前提になる退職給付債務及び年金資産の見込額について、見積りを行ってお

(2) 経営成績の分析

① セグメント別売上高の状況

当連結会計年度の売上高は、楽器事業が対前年同期増収となりましたが、携帯電話用音源ＬＳＩが競争激化により販売単価が下落し、電子機器・電子金属事業が減収となったほか、リビング事業、レクリエーション事業も減収となり、前年同期比1.0％減の5,340億79百万円となりました。

楽器事業は前年同期比3.1％増の3,026億17百万円となりました。この中にはユーロ高やドル安等の為替影響による減収分31億円が含まれており、実質ベースの売上高は、前年同期に比べ123億円(4.2％)の増加となりました。

国内はエレクトーン「ＳＴＡＧＥＡ」の増売で久しぶりに対前年同期増収に転じました。北米市場は、ドル安により円価ベースでは減収となりましたが、現地通貨ベースでは増収となりました。また、欧州は全般に厳しい状況が続きましたが、ユーロ高により、円貨ベースでは増収となりました。そのほか、韓国、中東、中国で順調に売上げを伸ばしました。商品別には、エレクトーンが好調に売上げを伸ばしたほか、電子ピアノ、音響機器が伸長しました。一方、ポータブルキーボード、シンセサイザーは売上げ減少となりました。また、ギターは国内市場の不振から売上げ減少となりました。

音楽教室は、幼児、児童生徒数に下げ止まり感が出てきたことに加え、成人向け音楽教室の生徒数が順調に拡大しました。携帯電話着信メロディ配信サービスは海外市場で伸長し、前年同期に比べ売上げ増加となりました。

ＡＶ・ＩＴ事業は、前年同期比0.7％減の777億20百万円となりました。中高級アンプ、レシーバーが北米を中心に好調に売上げを伸ばしましたが、国内および欧州では競争激化から売上げ減少となりました。また、企業向けルーターは引き続き堅調に推移し、売上げ増加となりました。

リビング事業では、主力のシステムバスとシステムキッチンが低価格化する市場への対応遅れから大きく落ち込み、年度後半に新商品を市場投入し挽回を図りましたが、前年同期に比べ19億20百万円減少し428億44百万円となりました。

電子機器・電子金属事業は、前年同期に比べ78億43百万円減少の690億48百万円となりました。

携帯電話用音源ＬＳＩが競争激化による販売単価の低下が著しく、対前年同期大幅な売上げ減少となりました。また、電子金属材料も、年度前半は好調に推移しましたが、夏以後の市場の在庫調整により売上げ減少となりました。

レクリエーション事業では、台風等の天候不順の影響や、スキー客の落ち込みによる集客不振により、事業全体の売上高は182億90百万円となり、前年同期に比べ18億９百万円減少しました。

その他の事業では、ＦＡ事業は中国等での設備投資増加に伴い順調に推移しましたが、金型・部品事業は携帯電話用マグネシウム部品が在庫調整と携帯電話の低価格化による需要の減少から減収となりました。また、自動車用内装部品はモデルチェンジの端境期となったこともあり、ゴルフ用品は市況の低迷により、各々売上げ減少となりました。当該セグメントでは、前年同期に比べ25億３百万円減少し、235億57百万円となりました。

② 地域別売上高の状況

地域別には、日本国内では、エレクトーン「ＳＴＡＧＥＡ」が好調に推移したことにより、楽器が対前年同期増収となりましたが、引き続き、住宅設備機器、レクリエーション等の消費者向け製品およびサービスが減収となったことに加え、携帯電話用音源ＬＳＩを中心とする半導体が大幅な減収となり、全体売上高は前年同期比2.5%減の3,129億６百万円となりました。

北米は、ドル安による目減りはありましたが、楽器、ＡＶ機器とも全般的に堅調に推移したことで、前年同期比微増の867億17百万円となりました。

欧州ではユーロ高影響もあり、売上高は前年同期比1.2%増の844億83百万円となりましたが、現地通貨ベースでは減収となりました。

その他の地域では、韓国、中近東等で引き続き楽器が増収となり、前年同期比2.9%増の499億71百万円となりました。中国も、期待値には届かなかったものの対前年同期では増収となり、特に、ピアノ、管楽器、ＰＡ等が増加となりました。

③ 売上原価と販売費及び一般管理費

売上原価は、材料費の高騰等はありましたが、引き続きコストダウンに努め、前年同期に比べ23億52百万円減少しました。売上高が対前年同期54億27百万円減収となったため、売上総利益は、30億98百万円減の1,985億95百万円となり、売上総利益率は前年同期の37.4%から37.2%へ0.2ポイント悪化しました。

販売費及び一般管理費は、国内でのテレビコマーシャルを含めた広告宣伝費の増加、原油高に伴う海外物流費用の増加、及び、一部欧州現法において、リベートの方式を売上割戻から政策的な販売促進費へ変更したこと等により、前年同期に比べ62億62百万円増加し、1,628億99百万円となりました。尚、売上高販管費比率は、前年同期の29.0%から30.5%へ1.5ポイント増加しました。

以上の結果として、営業利益は前年同期に比べ93億61百万円減少し、356億95百万円となりました。

事業セグメント別の営業利益では、楽器事業が増収効果と製造コストダウン、人件費等の固定費減少により、前年同期に比べ37億２百万円増益の141億83百万円となりました。

ＡＶ・ＩＴ事業は、為替益の発生、製造原価の低減等はありましたが、ホームシアターの競争激化と低価格化により、前年同期に比べ７億66百万円減益の36億51百万円となりました。

リビング事業では、売上高の減少に加え、普及価格帯を中心に競争激化による売上総利益率の低下により、前年同期に比べ大幅減益となり、若干の営業赤字となりました。

電子機器・電子金属事業は、携帯電話用音源ＬＳＩが競争激化による販売単価の下落で、売上総利益が低下し、前年同期の300億18百万円から199億70百万円へ大幅な減益となりました。

レクリエーション事業は、引き続き業務効率化に努めましたが、減収に歯止めがかからず、損失が拡大し、22億53百万円の営業損失となりました。尚、当連結会計年度で減損会計適用により、固定資産を319億88百万円減価しました。併せて、減価償却方法として従来、定額法を採用してきましたが、環境条件の変化に対応し変更する必要性が出てきたことから、当連結会計年度より定率法へ変更しました。

その他の事業では、ＦＡ機器、金型・部品事業での大幅な製造原価低減により、当該セグメントでは１億68百万円の営業黒字に転じました。

④ 営業外損益

営業外損益は、前年同期の59億79百万円から56億７百万円へ３億72百万円の悪化となりました。これは、持分法適用会社のヤマハ発動機㈱の決算期変更に伴い、当連結会計年度に限り、持分法による投資利益を前年同期の12か月分の計上から９か月分の計上へ変更したことにより、持分法による投資利益が104億47百万円から91億10百万円へ13億37百万円減少したことが主因です。金融収支は前年同期に比べ、６億83百万円改善しました。

⑤ 特別損益

特別損益につきましては、減損会計の早期適用による特別損失327億３百万円が発生し、これを厚生年金基金の代行部分の過去分返上による特別利益199億27百万円と投資有価証券売却益65億34百万円で埋めきれず、全体では前年同期35億79百万円の損失が当連結会計年度77億86百万円の損失となり42億７百万円悪化しました。

⑥ 当期純利益

以上により、税金等調整前当期純利益が、前年同期の474億56百万円から139億40百万円減少し、335億16百万円となったことに加え、ヤマハ㈱の税務上の繰越欠損金が当連結会計年度で解消したことにより法人税、住民税及び事業税が大幅に増加したため、当期純利益は、前年同期の435億41百万円から196億97百万円と大幅な減益となりました。

⑦ 為替変動とリスクヘッジ

売上高は、期中平均レートを計上基準としており、米ドルの当連結会計年度の期中平均レートは前年同期に対し５円の円高で108円となり、それに伴う影響額は前年同期に比べ48億円の減収となりました。一方、ユーロは当連結会計年度の期中平均レートは135円で、前年同期に比べ12億円の増収となりました。売上高全体での為替影響額は、豪ドル等のその他通貨も含めて前年同期に比べ38億円の減収となりました。

また、利益につきましては、米ドルの当連結会計年度の平均決済レートは前年同期に対し６円の円高となり、それに伴う影響額は前年同期に比べ５億円の減益となりましたが、ユーロの当連結会計年度の平均決済レートは133円と、前年同期に対し４円の円安となり、それに伴う影響額は前年同期に比べ17億円の増益となりました。全体での為替影響額は、その他通貨も含めて前年同期に比べ14億円の増益となりました。

なお、為替変動リスクに対して、主に日本において、米ドルは、輸出売上高に伴う回収代金を輸入品代金支払に充てる方法(マリー)による為替ヘッジを行っており、ユーロ、豪ドル、カナダドルに対しては予め想定される実需の範囲で、３ヵ月前に為替予約によるヘッジを行っています。

(3) 財務状態の分析

① 資産

当連結会計年度末の総資産は、前年同期末に比べ31億54百万円減少し、5,055億77百万円となりました。このうち、流動資産は、前年同期末に比べ238億77百万円増加しました。売上債権は前年同期末に比べ74億26百万円減少しましたが、楽器、ＡＶ・ＩＴを中心に、棚卸資産が62億88百万円増加したことに加え、現金及び預金につきましても、191億52百万円増加しました。また、その他の流動資産につきましても、繰延税金資産の増加等により、前年同期末に比べ58億61百万円増加しました。一方、有形固定資産につきましては、レクリエーション施設を中心に減損会計を早期適用したことにより、前年同期末の1,786億67百万円から1,464億28百万円へ322億39百万円減少しました。

② 負債

負債につきましては、厚生年金基金の代行部分の過去分返上による退職給付引当金の減少、リゾート預託金の返還に加え、長短借入金の減少により、未払法人税の増加はあるものの、当連結会計年度末の負債残高は前年同期末の2,454億88百万円から2,265億42百万円へ189億46百万円減少しました。

③ 実質有利子負債

当連結会計年度末での現預金を含めた実質ベースでの有利子負債残高は、当期純利益に加え、売上債権の減少等により、前年同期末の168億18百万円に対し214億24百万円改善し、借入金465億98百万円、現預金512億５百万円となり、2007年３月期までの中期経営計画「ＹＳＤ５０」で掲げた実質有利子負債ゼロを２年前倒しで達成しました。

＊実質ベースでの有利子負債残高＝借入金＋転換社債－現預金

④ 資本

当連結会計年度末の資本は、当期純利益に加え、減損会計適用に伴うマイナスの土地再評価差額金の取崩しとそれに見合う利益剰余金の減少、保有有価証券の売却に伴うその他有価証券評価差額金の減少、円安による為替換算調整勘定の増加等により、前年同期末に比べ154億69百万円増加し2,752億円となりました。その結果、当連結会計年度末の自己資本比率は54.4%となりました。

(4) 資本の財源及び資金の流動性についての分析

① キャッシュ・フロー

当連結会計年度の営業活動により得られた資金は、395億88百万円となりました。前年同期との比較では、減益に加え、棚卸資産の増加等により187億61百万円減少しました。

また、投資活動による使用資金は128億96百万円となりました。前年同期との比較では、設備投資が増加しましたが、投資有価証券、固定資産の売却による収入があり、使用資金は前年同期の187億75百万円から58億79百万円減少しました。

財務活動による使用資金は、長短借入金の返済に加え、リゾート事業会員預託金の返還、増配に伴う配当支払の増加等により83億６百万円となりました。前年同期は転換社債の償還、長短借入金返済、キロロの据置期間の満了による会員預託金支払い等、財務活動によるキャッシュの支出が501億41百万円ありましたので、前年同期との比較では、418億35百万円の大幅な支出の減少となりました。

その他、為替換算による資金増10億99百万円や除外連結会社の減少も含め、当連結会計年度末の現金及び現金同等物は、前年同期末に対し191億48百万円増加し、503億93百万円となりました。

② 資金需要

当社グループにおける主な資金需要は、製品製造のための材料、部品等の購入など製造費、製品・商品の仕入、販売費及び一般管理費等、営業費用の運転資金及び設備投資資金であります。

設備投資は、前年同期に続き増加(＋7.3％)し227億２百万円となり、減価償却費(対前年同期14億36百万円増加し189億58百万円)の金額を上回ることとなりました。

楽器事業では、新製品金型投資に加え、音楽教室増設等により、前年同期に比べ12億12百万円増加し113億11百万円となりました。また、電子機器・電子金属事業では、主としてヤマハ鹿児島セミコンダクタ㈱の半導体製造設備の老朽化更新等により49億55百万円となり、前年同期に比べ５億97百万円増加しました。レクリエーション事業では、「はいむるぶし」の客室増室等により対前年同期15億49百万円増加し、23億23百万円となりました。

研究開発費は、前年同期に比べ2.0％増加し、229億53百万円となりました。売上高研究開発費比率はほぼ前年同期並みの4.3％となりました。

内容的には、電子楽器、ＡＶ・ＩＴ、半導体を中心とする商品開発費用が大半を占め、要素技術としては、音関連技術(スピーカー、音場、音声、ＤＳＰ等)、ＨＩＣ関連技術(吸音材の音響素材、アクチュエーター、ＭＥＭＳ等)があげられます。

＊ＤＳＰ‥‥Digital Signal Processor (Processing)

　ＡＶ機器の音場制御、業務用ミキシングコンソールのエフェクター付加、携帯電話用音源や音声の３Ｄ加工など、ヤマハ独自のデジタル音声・音楽信号処理を含む汎用的なデジタル信号処理技術。

＊ＨＩＣ‥‥Human Interface Components

　「人」、「感性」、「快適性」といった分野で、材料の性質が楽器やＡＶ機器等の機能アップに繋がるデバイス、素材。例えば、静かな音環境を実現するデバイス。

＊ＭＥＭＳ(メムス)‥‥Micro Electro Mechanical Systems

　センサー、アクチュエーター、電子回路等をひとつのシリコン基板上に集積化したデバイ

③　資金調達

当社グループは現在、運転資金及び設備投資資金について、自己資金または借入金により調達しております。

借入については通常、連結会社毎に現地通貨による短期借入を行っておりますが、借入金額・期間・金利等を勘案し、長期借入を行う場合があります。

第３　【設備の状況】

１　【設備投資等の概要】

当連結会計年度の設備投資の状況については、営業施設更新、製造設備更新、新商品開発を中心に、楽器事業で113億11百万円、ＡＶ・ＩＴ事業で11億11百万円、リビング事業で11億95百万円、電子機器・電子金属事業で49億55百万円、レクリエーション事業で23億23百万円、その他事業で18億４百万円の投資を実施しました。

２　【主要な設備の状況】

当社グループにおける主要な設備は、以下の通りであります。

(1) 提出会社

（平成17年３月31日現在）

事業所名（所在地）	事業の種類別セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数（名）
			土地（面積千㎡）	建物	機械及び装置	その他	合計	
本社及び本社工場（静岡県浜松市）	楽器 ＡＶ・ＩＴ	グランドピアノの製造設備及び統括業務施設	18,432 (520)	6,425	1,253	2,730	29,855	2,425
天竜工場（静岡県浜松市）	楽器 その他	楽器類・防音室・自動車用内装部品の製造設備	5,696 (191)	1,678	1,578	692	9,645	447
掛川工場（静岡県掛川市他）	楽器	アップライトピアノの製造設備	6,767 (257)	1,051	1,527	208	8,541	505
豊岡工場（静岡県磐田郡）	楽器 電子機器・電子金属	電子楽器・管楽器・音響機器の製造設備及び研究開発施設	1,794 (182)	3,076	2,740	2,157	9,768	1,458
営業事業所（東京都港区他）	楽器	事務所	11,417 (24)	2,460	4	321	14,204	809
キロロ他レクリエーション施設（北海道余市郡他）	レクリエーション	観光施設等	5,848 (20,393)	8,316	172	1,919	16,257	―

(2) 国内子会社

（平成17年３月31日現在）

会社名	事業所名（所在地）	事業の種類別セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数（名）
				土地（面積千㎡）	建物	機械及び装置	その他	合計	
ヤマハリビングテック㈱ (注)３	本社工場及び営業所（静岡県浜松市他）	リビング	リビング用品の製造設備	4,534 (124)	2,085	803	1,253	8,677	941
ヤマハメタニクス㈱	本社工場及び営業所（静岡県磐田市他）	電子機器・電子金属	合金の製造設備	2,605 (92)	795	1,940	156	5,497	243
ヤマハ鹿児島セミコンダクタ㈱	本社工場（鹿児島県姶良郡）	電子機器・電子金属	半導体の製造設備	642 (69)	2,178	4,719	787	8,328	212

(3) 在外子会社

(平成17年３月31日現在)

会社名	事業所名(所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数(名)
				土地(面積千㎡)	建物	機械及び装置	その他	合計	
Yamaha Corporation of America (注)4	本社・工場(米国加州ブエナパーク市他)	楽器 ＡＶ・ＩＴ	楽器類の製造設備及び事務所	265 (650)	1,156	185	450	2,058	862
P.T.Yamaha Music Manufacturing Asia	本社・営業所(インドネシア共和国西ジャワ州ブカシ県)	楽器	楽器類の製造設備	1,088 (120)	490	1,263	452	3,295	804

(注) 1 帳簿価額は、建設仮勘定を除いた有形固定資産の残高であります。
2 その他は、構築物、車輌運搬具、工具器具備品であります。
3 ヤマハリビングプロダクツ㈱の設備を含んでおります。
4 Yamaha Electronics Corporation, USA、Yamaha Music Manufacturing, Inc.、Yamaha Exporting Inc.、Yamaha Musical Products, Inc., Yamaha Artist Services, Inc. の設備を含んでおります。

3 【設備の新設、除却等の計画】

当社グループにおいて計画している事業の種類別セグメントごとの設備投資の新設、拡充の概要は次の通りであります。

事業の種類別セグメントの名称	計画金額(百万円)	目的
楽器	11,939	営業施設更新及び製造設備更新
ＡＶ・ＩＴ	1,653	新商品開発及び製造設備更新
リビング	1,802	営業施設更新及び新商品開発
電子機器・電子金属	5,638	新商品開発及び製造設備更新
レクリエーション	1,058	営業施設更新
その他	1,910	新商品開発
合計	24,000	

(注) 1 上記計画に伴う今後の所要資金24,000百万円は、自己資金で賄う予定であります。
2 経常的な設備の更新のための売廃却を除き、重要な売廃却の計画はありません。

第４　【提出会社の状況】

１　【株式等の状況】

(1)　【株式の総数等】

①　【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式　(注)	700,000,000
計	700,000,000

(注)　定款での定めは、次の通りであります。
当会社が発行する株式の総数は、７億株とする。
但し、株式の消却が行われた場合は、これに相当する株式数を減ずる。

②　【発行済株式】

種類	事業年度末現在発行数(株)(平成17年３月31日)	提出日現在発行数(株)(平成17年６月27日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	206,524,626	206,524,626	東京証券取引所(市場第一部)	―
計	206,524,626	206,524,626	―	―

(2)　【新株予約権等の状況】

該当事項はありません。

(3)　【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(百万円)	資本金残高(百万円)	資本準備金増減額(百万円)	資本準備金残高(百万円)
平成14年10月１日(注)１	―	206,523,263	―	28,533	13,127	40,052
平成15年４月１日～平成16年３月31日(注)２	1,363	206,524,626	1	28,534	1	40,054

(注)１　資本準備金の増加は合併差益であります。
相手先　　ヤマハリゾート㈱
合併比率　100％出資子会社との合併であり、新株式の発行は行っておりません。
２　転換社債の株式への転換による増加であります。

(4)　【所有者別状況】

(平成17年３月31日現在)

区分	株式の状況(１単元の株式数100株)								単元未満株式の状況(株)
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	―	104	45	227	313	4	17,378	18,071	―
所有株式数(単元)	―	1,107,180	31,141	119,465	572,581	11	232,109	2,062,487	275,926
所有株式数の割合(％)	―	53.68	1.51	5.79	27.76	0.00	11.26	100.00	―

(注)１　自己株式194,350株は、「個人その他」に1,943単元、「単元未満株式の状況」に50株含まれております。
２　証券保管振替機構名義の株式3,000株は「その他の法人」に30単元含まれております。

(5) 【大株主の状況】

(平成17年３月31日現在)

氏名又は名称	住所	所有株式数(千株)	発行済株式総数に対する所有株式数の割合(%)
日本マスタートラスト信託銀行株式会社(信託口)	東京都港区浜松町二丁目11番３号	20,476	9.91
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海一丁目８番11号	11,992	5.81
三井住友海上火災保険株式会社	東京都中央区新川二丁目27番２号	8,918	4.32
みずほ信託退職給付信託 みずほ銀行口再信託受託者 資産管理サービス信託	東京都中央区晴海一丁目８番12号 晴海アイランドトリトンスクエアオフィスタワーZ棟	8,779	4.25
株式会社静岡銀行	静岡県静岡市呉服町一丁目10番地	8,349	4.04
住友生命保険相互会社 (常任代理人　日本トラスティ・サービス信託銀行株式会社)	大阪府大阪市中央区城見一丁目４番35号 (東京都中央区晴海一丁目８番11号)	7,300	3.53
日本生命保険相互会社	東京都千代田区丸の内一丁目６番６号 日本生命証券管理部内	6,482	3.14
株式会社みずほコーポレート銀行 (常任代理人　資産管理サービス信託銀行株式会社)	東京都千代田区丸の内一丁目３番３号 (東京都中央区晴海一丁目８番12号 晴海アイランドトリトンスクエアオフィスタワーZ棟)	5,775	2.80
株式会社三井住友銀行	東京都千代田区有楽町一丁目１番２号	5,202	2.52
日本土地建物株式会社	東京都千代田区霞が関一丁目４番１号	3,382	1.64
計	―	86,659	41.96

(注) 1　上記の所有株式数のうち、信託業務に係る株式数は次の通りであります。

日本マスタートラスト信託銀行株式会社(信託口)	20,476千株
日本トラスティ・サービス信託銀行株式会社(信託口)	11,992千株
みずほ信託退職給付信託 みずほ銀行口再信託受託者 資産管理サービス信託	8,779千株

2　株式会社みずほコーポレート銀行は、上記以外に当社株式850千株をみずほ信託銀行株式会社へ信託財産として委託しております。信託契約書上、議決権の行使は株式会社みずほコーポレート銀行が指図権を留保しております。

3　みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託の所有株式数8,779千株のうち、8,288千株について、委託者である株式会社みずほ銀行が議決権の指図権を留保しております。

4　バークレイズ・グローバル・インベスターズ信託銀行株式会社から、平成16年４月13日付で提出された大量保有報告書により同社及び共同保有者（計９名）が次の通り株式を保有している旨の報告を受けておりますが、当社として当事業年度末時点における所有株式数の確認ができないため、上記大株主の状況には含めておりません。

大量保有者 （共同保有）	住所	所有株式数 （千株）	発行済株式総数に対する 所有株式数の割合（%）
バークレイズ・グローバル・インベスターズ信託銀行株式会社	〒150-8402 東京都渋谷区広尾１丁目１番39号	2,187	1.06
バークレイズ・グローバル・インベスターズ株式会社	〒150-8402 東京都渋谷区広尾１丁目１番39号	1,994	0.97
バークレイズ・グローバル・インベスターズ投信株式会社	〒150-8402 東京都渋谷区広尾１丁目１番39号	943	0.46
バークレイズ・グローバル・インベスターズ、エヌ・エイ	〒94105 アメリカ合衆国　カリフォルニア州 サンフランシスコ市 フリーモント・ストリート45	3,161	1.53
バークレイズ・グローバル・ファンド・アドバイザーズ	〒94105 アメリカ合衆国　カリフォルニア州 サンフランシスコ市 フリーモント・ストリート45	652	0.32
バークレイズ・グローバル・インベスターズ・オーストラリア・リミテッド	〒2000 オーストラリア　ニュー・サウス・ウェールズ州　シドニー ハーリントン・ストリート111	134	0.07
バークレイズ・グローバル・インベスターズ・リミテッド	〒ＥＣ３Ｎ　４ＨＨ 英国　ロンドン市 ロイヤル・ミント・コート１	1,036	0.50
バークレイズ・ライフ・アシュアランス・カンパニー・リミテッド	〒ＥＣ３Ｐ　３ＡＨ 英国　ロンドン市 ロンバード・ストリート54	19	0.01
バークレイズ・キャピタル・セキュリティーズ・リミテッド	〒ＥＣ３Ｐ　３ＡＨ 英国　ロンドン市 ロンバード・ストリート54	1,064	0.52
計	―	11,192	5.42

5　野村證券株式会社から、平成16年９月15日付で提出された大量保有報告書により同社及び共同保有者（計５名）が次の通り株式を保有している旨の報告を受けておりますが、当社として当事業年度末時点における所有株式数の確認ができないため、上記大株主の状況には含めておりません。

大量保有者 （共同保有）	住所	所有株式数 （千株）	発行済株式総数に対する 所有株式数の割合（%）
野村證券株式会社	東京都中央区日本橋一丁目９番１号	251	0.12
ＮＯＭＵＲＡ ＳＥＣＵＲＩＴＩＥＳ ＩＮＴＥＲＮＡＴＩＯＮＡＬ, Ｉｎｃ.	2 World Financial Center, Building B New York, N.Y. 10281-1198	10	0.00
ＮＯＭＵＲＡ ＨＯＬＤＩＮＧ ＡＭＥＲＩＣＡ Ｉｎｃ.	2 World Financial Center, Building B New York, N.Y. 10281-1198	20	0.01
野村アセットマネジメント株式会社	東京都中央区日本橋一丁目12番１号	14,699	7.12
野村信託銀行株式会社	東京都千代田区大手町二丁目２番２号	40	0.02
計	―	15,021	7.27

6　モルガン・スタンレー・ジャパン・リミテッドから、平成17年４月12日付で提出された大量保有報告書により同社及び共同保有者(計11名)が次の通り株式を保有している旨の報告を受けておりますが、当社として当事業年度末時点における所有株式数の確認ができないため、上記大株主の状況には含めておりません。

大量保有者 (共同保有)	住所	所有株式数 (千株)	発行済株式総数に対する 所有株式数の割合(%)
モルガン・スタンレー・ジャパン・リミテッド	ケイマン諸島、グランドケイマン、ジョージタウン、サウスチャーチ・ストリート、ユグランドハウス私書箱309号	1,869	0.91
モルガン・スタンレー・アンド・カンパニー・インコーポレーテッド	1585 Broadway, New York, NY 10036	675	0.33
モルガン・スタンレー・アンド・カンパニー・インターナショナル・リミテッド	25 Cabot Square Canary Wharf London E14 4QA U.K.	2,480	1.20
エムエスディーダブリュ・エクイティー・ファイナンス・サービセズＩ(ケイマン)・リミテッド	c/o M&C Corporate Services Limited P.O. Box 309GT Ugland House, South Church Street George Town, Grand Cayman	595	0.29
モルガン・スタンレー・キャピタル(ルクセンブルグ)エス・エー	8-10 rue Mathias Hardt, L-1717 Luxembourg	267	0.13
エムエスディーダブリュ・エクイティー・ファイナンシング・サービセズ(ルクス)エス・アー・エール・エル	38-40 rue Saint Zithe L-2763 Luxembourg	1,885	0.91
モルガン・スタンレー・インベストメント・マネジメント・リミテッド	25 Cabot Square Canary Wharf London E14 4QA U.K.	3,122	1.51
モルガン・スタンレー・アセット・マネジメント投信株式会社	〒150-6009 東京都渋谷区恵比寿四丁目20番３号 恵比寿ガーデンプレイスタワー	1,322	0.64
モルガン・スタンレー・インベストメント・マネジメント・インク	1221 Avenue of the Americas, New York, NY 10020, USA	1,381	0.67
モルガン・スタンレー・インベストメント・アドバイザーズ・インク	1221 Avenue of the Americas, New York, NY 10020, USA	213	0.10
ヴァン・カンペン・アセット・マネジメント	1221 Avenue of the Americas, New York, NY 10020, USA	3	0.00
計	―	13,818	6.69

(6) 【議決権の状況】

① 【発行済株式】

(平成17年３月31日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	—
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	(自己保有株式) 普通株式 194,300	—	—
完全議決権株式(その他)	普通株式 206,054,400	2,060,544	—
単元未満株式	普通株式 275,926	—	—
発行済株式総数	206,524,626	—	—
総株主の議決権	—	2,060,544	—

(注) 「完全議決権株式(その他)」には証券保管振替機構名義の株式3,000株(議決権30個)が含まれております。

② 【自己株式等】

(平成17年３月31日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
(自己保有株式) ヤマハ株式会社	静岡県浜松市中沢町10番１号	194,300	—	194,300	0.09
計	—	194,300	—	194,300	0.09

(7) 【ストックオプション制度の内容】

該当事項はありません。

2 【自己株式の取得等の状況】

(1) 【定時総会決議又は取締役会決議による自己株式の買受け等の状況】

① 【前決議期間における自己株式の取得等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況】

該当事項はありません。

3 【配当政策】

当社は、連結株主資本利益率の向上を念頭において、中期的な連結利益水準をベースに、研究開発・合理化投資など経営基盤強化のために適正な内部留保を行うとともに安定的な配当を実施することを基本方針としております。

当期末の利益配当については、グループ全体としてほぼ当初計画通りの損益を達成したこと、また目標としていた実質有利子負債ゼロを2年前倒しで達成したことに鑑み、1株につき2円50銭増配し、1株につき12円50銭（中間配当と合わせて年20円、前期は年15円）を実施しました。

尚、第181期中間配当についての取締役会決議は平成16年11月2日に行っております。

4 【株価の推移】

(1) 【最近5年間の事業年度別最高・最低株価】

回次	第177期	第178期	第179期	第180期	第181期
決算年月	平成13年3月	平成14年3月	平成15年3月	平成16年3月	平成17年3月
最高(円)	1,475	1,390	1,399	2,320	2,200
最低(円)	710	745	857	1,323	1,423

(注) 上記の株価は東京証券取引所市場第一部におけるものであります。

(2) 【最近6月間の月別最高・最低株価】

月別	平成16年 10月	11月	12月	平成17年 1月	2月	3月
最高(円)	1,815	1,648	1,585	1,645	1,644	1,588
最低(円)	1,570	1,430	1,423	1,503	1,537	1,491

(注) 上記の株価は東京証券取引所市場第一部におけるものであります。

5 【役員の状況】

役名	職名	氏名	生年月日	略歴	所有株式数(千株)
代表取締役会長	―	岸田勝彦	昭和16年11月19日生	昭和41年4月 当社入社 平成4年4月 ピアノ事業本部長 平成6年6月 取締役 平成10年6月 常務取締役 平成12年4月 専務取締役 平成16年6月 代表取締役会長(現)	29
代表取締役社長	―	伊藤修二	昭和17年11月1日生	昭和40年4月 当社入社 昭和59年7月 Yamaha-Kemble Music(U.K.)Ltd.社長 昭和63年6月 当社取締役 平成5年7月 常務取締役 平成9年6月 代表取締役専務 平成12年4月 代表取締役社長(現)	37
常務取締役	技術・開発担当 コンテンツ事業推進部、開発戦略室、メディア総合戦略推進室担当	加藤博万	昭和19年3月8日生	昭和41年4月 当社入社 平成8年3月 エレクトロニクス開発センター長 平成10年6月 取締役 平成15年6月 常務取締役(現) 平成17年6月 技術・開発担当、コンテンツ事業推進部、開発戦略室、メディア総合戦略推進室担当(現)	7
常務取締役	人事・労政担当 経営企画室、人事部、情報システム部担当	黒江常夫	昭和21年2月2日生	昭和43年4月 当社入社 平成11年7月 経営企画室長 平成12年6月 取締役 平成17年6月 常務取締役(現) 平成17年6月 人事・労政担当、経営企画室、人事部、情報システム部担当(現)	12
取締役	―	長谷川至	昭和11年5月15日生	昭和35年4月 ヤマハ発動機株式会社入社 昭和60年7月 同社取締役 平成9年6月 同社常務取締役 平成12年6月 同社専務取締役 平成13年4月 同社代表取締役社長 平成15年6月 当社取締役(現) 平成17年1月 ヤマハ発動機株式会社取締役会長(現)	5
取締役	総務・渉外担当 総務部、環境管理部担当	花本眞也	昭和21年6月18日生	昭和45年4月 当社入社 平成8年3月 国内楽器営業本部長 平成9年6月 取締役(現) 平成16年6月 総務・渉外担当、総務部、環境管理部担当(現)	11
取締役	財務担当 経理・財務部、監査室、ゴルフ事業推進部担当	牧野時久	昭和25年2月20日生	昭和43年4月 当社入社 平成12年4月 経理・財務部長 平成13年2月 執行役員 平成15年6月 取締役(現) 平成16年6月 財務担当、経理・財務部、監査室、ゴルフ事業推進部担当(現)	6
取締役	製造担当 品質保証部、生産技術部、カーパーツ事業部担当	八幡泰司	昭和29年3月16日生	昭和53年4月 当社入社 平成16年4月 生産技術部長 平成16年6月 執行役員 平成17年6月 取締役(現) 平成17年6月 製造担当、品質保証部、生産技術部、カーパーツ事業部担当(現)	2

役名	職名	氏名	生年月日	略歴	所有株式数（千株）
常勤監査役	—	太　田　直　幹	昭和16年９月20日生	昭和40年４月　当社入社 昭和63年８月　人事部長 平成６年６月　常勤監査役(現)	16
常勤監査役	—	堀　越　美知夫	昭和21年６月２日生	昭和45年４月　当社入社 平成11年10月　ＡＶ・ＩＴ事業本部事業企画室長 平成13年６月　常勤監査役(現)	6
監査役	—	三　浦　州　夫	昭和28年２月13日生	昭和54年４月　裁判官任官 昭和63年４月　弁護士登録(大阪弁護士会入会) 平成９年４月　河本・三浦法律事務所設立(現) 平成15年６月　当社監査役(現)	—
監査役	—	和久田　晴比古	昭和23年４月２日生	昭和46年４月　ヤマハ発動機株式会社入社 平成11年６月　同社取締役 平成15年６月　同社常勤監査役(現) 平成15年６月　当社監査役(現)	2
計					137

(注) 1　取締役長谷川至は、商法第188条第２項第７号ノ２に定める社外取締役であります。

2　常勤監査役太田直幹および監査役三浦州夫は、株式会社の監査等に関する商法の特例に関する法律第18条第１項に定める社外監査役であります。

6 【コーポレート・ガバナンスの状況】

1　コーポレート・ガバナンスに関する基本的な考え方

当社では、コーポレート・ガバナンスの強化を経営の最重要課題の一つととらえ、積極的に取組んでおります。

「音・音楽を原点に培った技術と感性で新たな感動と豊かな文化を世界の人々とともに創りつづける企業」として、企業価値／ブランド価値の持続的増大・発展を目指すために経済面、環境面、社会面での求められる責任を誠実に果すことが重要であると考えております。

その実現のために、経営上の組織体制や仕組みを整備し、必要な施策を実施するとともに、タイムリーな情報開示により、透明で質の高い経営の実現に取り組むことが、当社のコーポレート・ガバナンスに関する基本的な考え方であります。

2　コーポレート・ガバナンスに関する施策の実施状況

(1) 会社の機関の基本説明

(取締役・取締役会)

当社の取締役は、平成17年３月31日現在で８名（内、代表取締役２名、社外取締役１名）の構成となっており、原則月一回の取締役会を開催しております。

当社グループの戦略立案、意思決定、部門執行のモニター・指導など、全社経営機能を担っております。直接的な部門執行責任を明確に分離するために執行役員制度を導入し、取締役会を中心とするガバナンス体制の充実を図っております。

(監査役・監査役会)

当社は監査役制度を採用しており、平成17年３月31日現在で監査役４名（内、社外監査役２名）の構成となっており、原則月一回の監査役会を開催するほか、自らの計画に基づき定期的・網羅的に各

会計監査人との連携につきましては、財務諸表監査の経過報告を定例的に受けることにより、会計監査の相当性の確保に注力しております。

また、常に有効な監査環境が整備されるよう、監査役スタッフとして監査役室を設置しております。

(経営会議)

当社は、随時の全社経営課題に対する討議及び意思統一を目的として、原則月二回の経営会議を開催しております。常勤取締役、上席執行役員を構成メンバーとし、監査役会議長が参加しております。

(執行役員)

当社は、平成13年2月に連結グループ経営機能の強化及び取締役会における経営意思決定の迅速化を図るとともに、事業執行機能を強化するため執行役員制度を採用しました。取締役、執行役員のそれぞれがその機能を最大限に発揮できるようにするために、取締役と執行役員の役割分担の明確化を図り、部門執行を原則として執行役員の職責としました。執行役員は、平成17年３月31日現在で上席執行役員１名、執行役員11名の計12名であります。

(全社ガバナンス委員会)

当社は、平成16年6月より、コンプライアンス委員会・ＣＳＲ委員会・役員人事委員会の３委員会を「全社ガバナンス委員会」として位置づけました。

コンプライアンス委員会は、企業の社会的責任と法令遵守の経営を追求するために、全社横断的な活動を推進しております。

ＣＳＲ委員会は、法令を超える自主設定基準を追求することにより、自発的社会貢献を目指す活動を行っております。

役員人事委員会では、取締役、監査役、執行役員候補者の選任を同委員会の協議を経て行うこととし、役員候補者選任の透明性・公平性を高めております。併せて将来の役員候補者の人材育成プログラム、役員報酬体系についても検討しております。

(内部監査)

代表取締役社長の直轄機関として監査室を設置し、当社における経営諸活動の全般にわたる管理・運営の制度及び業務の遂行状況を合法性と合理性の観点から検討・評価し、その結果に基づく情報の提供並びに改善・合理化への助言・提案等を行っており、同時に監査役及び会計監査人との連絡・調整を密に行うことにより、監査効率の向上に努めております。

上記のとおり、当社は監査役制度を採用しており、ガバナンス機能強化の施策として、執行役員制度の導入、役員人事委員会の設置などを実施し、その実効性を高めてきていることから、現時点では監査役設置会社方式を継続することとしております。

(2) 会社の機関の内容及び内部統制システムを示す図表

当社の平成17年３月31日現在のコーポレート・ガバナンス体制及び内部統制体制の模式図は次の通りであります。


株主総会
選任・解任
選任・解任
選任・解任
監査
取締役会
取締役８名
（うち社外取締役１名）
監査役会
監査役４名
（うち常勤監査役２名）
（うち社外監査役２名）
報告
選任・解任
会計監査人
会計監査相当性の判断
報告
監査役室
選任
選任・解任・監督
選任
代表取締役
２名
助言
建議・答申
指示
報告
監査室
コンプライアンス委員会
ＣＳＲ委員会
役員人事委員会
全社ガバナンス委員会
経営会議
取締役７名
上席執行役員１名
ブランド運用委員会
環境委員会
輸出審査委員会
個人情報保護推進委員会
健康安全推進本部会
全社専門推進委員会
推進本部会、審査委員会
助言
監査
執行役員
上席執行役員１名
執行役員11名
各事業部門・グループ会社

(3) リスク管理体制の整備の状況

当社のリスク管理体制は、業務執行に伴い発生する可能性のある各種リスクについて、その内容に応じて、職制で対応するものから、全社横断的な委員会等を設置して場合によってはグループ全体で管理体制を敷くものまで、経営への影響度に応じて機動的かつ最適な体制により対応しております。

尚、リスク管理に関連する委員会等は、次の通りであります。

（コンプライアンス委員会）

コンプライアンスを確実に実行するために、平成15年１月に当委員会を設置しました。ヤマハの企業活動における遵法の推進及び社内規程の遵守、倫理の向上に関する事項の審議及び決定を通じて「企業理念」の実現を目指すことを目的に、グループ横断的な執行体制となっております。具体的な活動といたしましては、取締役を含めたグループ全社員への浸透を図るためのコンプライアンスガイドの作成と社内教育の実施、コンプライアンス・ヘルプラインの設置等であります。

（ブランド運用委員会）

ブランド価値の向上と保護の観点から、ヤマハブランドの表示の適否、及びその条件についてブランド運用規程に基づいて審議する機能を担っております。

（環境委員会）

地球環境問題に積極的に取り組み、環境関連法令の遵守と、事業活動により生ずる恐れのある環境汚染を未然に防止するために、環境委員会を設けております。

（輸出審査委員会）

大量破壊兵器及び通常兵器の拡散防止を目的とする関連法規を遵守し、当社の輸出業務が適正に行われるように「輸出管理規程」を定めると共に、当該規程の周知徹底と運用を管理するために、輸出審査委員会を設けております。

（個人情報保護推進委員会）

全社（国内グループ会社を含む）において保有する個人情報の保護に関する基本方針及び適正な管理体制・運用についてのルールを定め、適法性の確保及び情報漏洩等の事故防止を図ると共に、各部門間の調整、横断的な問題の解決並びに関連する教育訓練等の計画、推進にあたるため、個人情報保護推進委員会を設けております。

（健康安全推進本部会）

従業員・顧客等の安全確保のために、災害・事故等の発生の未然防止対策に努め、万一の発災時には万全の対策が打てるよう、常日頃からその体制整備に努めております。

当推進本部会は、職制に応じて６名の部門長を、それぞれ労働安全専門委員長、防災対策専門委員長、全社交通安全委員長、健康づくり専門委員長、営業事業所安全衛生専門委員長、海外安全専門委員長に任命する推進体制としております。

(4) 会計監査の状況

当社の監査証明に係る業務を執行した公認会計士は木下邦彦氏、河西秀治氏の２名で、新日本監査法人の代表社員であり、継続監査年数はそれぞれ15年と12年であります。同監査法人は、公認会計士法上の規制開始及び日本公認会計士協会の自主規制実施に先立ち、自主的に業務執行社員の交替制度を導入しており、同監査法人において策定された交替計画に基づいて、交替する予定となっております。監査業務に係る補助者の構成につきましては、公認会計士８名、会計士補２名及びその他の補助者13名からなっております。

(5) 会社と会社の社外取締役及び社外監査役の人的関係、資本的関係又は取引関係その他の利害関係の概要

当社は平成17年3月31日現在で、取締役８名のうち社外取締役１名、監査役４名のうち社外監査役２名の体制となっております。

社外取締役の長谷川至は、当社の関連会社であるヤマハ発動機株式会社の取締役会長であります。

社外監査役の常勤監査役太田直幹は、平成６年６月に当社を退職し、同月監査役に就任し現在に至っております。社外監査役の三浦州夫は弁護士であり、当社との人的関係、資本的関係又は取引関係その他の利害関係はありません。

(6) 会社のコーポレート・ガバナンスの充実に向けた取組みの最近一年間における実施状況

平成16年４月１日から平成17年３月31日までの一年間において、取締役会を13回、経営会議を24回開催し、業務執行上の必須案件の決定や経営上の重要事項について審議を行いました。監査役会は当該期間中に16回開催され、コンプライアンス推進進捗状況、防災と安全管理に関する体制・実稼動状況、品質管理、製造物責任に関する体制・実稼動状況、情報リスクの管理体制・実稼動状況等の当面の監査重点項目について監査実態の充実を図ると共に、スケジュールに則り、事業部及び子会社において定期監査を実施しました。

全社ガバナンス委員会につきましては、役員人事委員会を開催し、新任執行役員２名の人選を行ったほか、役員の処遇等についても継続審議を実施しております。また、コンプライアンス委員会では、コンプライアンス・ヘルプラインの受付案件への対応のほか、雇用外要員へのコンプライアンス活動の拡大、ヤマハホームページへの「コンプライアンス推進活動」の掲載を行うなど活動の充実に努めました。平成16年４月には、「企業として自発的に取り組むべき社会的貢献の領域」を司る全社委員会としてＣＳＲ委員会を発足させました。

全社専門推進委員会、推進本部会、審査委員会では、平成16年９月に、個人情報保護法に基づく適切な個人情報保護及び管理のため、全社横断的な個人情報保護推進委員会を設置しました。

また、平成16年10月には、個人情報保護規程を定めた他、規程について解説した個人情報保護規程マニュアルを作成し、個人情報保護のための全社的な取組みを行っております。

3　役員報酬及び監査法人に対する監査報酬について

(1) 当事業年度における当社の取締役及び監査役に支払った報酬、賞与、役員退職慰労金の額は以下のとおりです。

(百万円)

区分	取締役		監査役		合計	
	支給人員	支給額	支給人員	支給額	支給人員	支給額
定款又は株主総会決議に基づく報酬	※1　9	※2　331	※1　4	61	※1　13	392
利益処分による役員賞与金	※3　9	102	※3　4	18	※3　13	120
株主総会決議に基づく退職慰労金	1	45	－	－	1	45
合計		478		79		557

(注) ※1　期末人員数は、取締役８名、監査役４名、計12名であり、支給人員数との相違は、退任(取締役１名)によるものであります。

※2　当期、使用人分の給与等(賞与含む)の支払はありません。

(2) 監査法人に対する監査報酬の額は以下のとおりです。

（百万円）

公認会計士法第２条第１項に規定する業務に基づく報酬	50
上記以外の報酬	2
合計	52

第５　【経理の状況】

１　連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）に基づいて作成しております。

ただし、前連結会計年度（自平成15年４月１日　至平成16年３月31日）については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年１月30日　内閣府令第５号）附則第２項のただし書きにより、改正前の連結財務諸表規則を適用しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成しております。

ただし、前事業年度（自平成15年４月１日　至平成16年３月31日）については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年１月30日　内閣府令第５号）附則第２項のただし書きにより、改正前の財務諸表等規則を適用しております。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度（自平成15年４月１日　至平成16年３月31日）及び当連結会計年度（自平成16年４月１日　至平成17年３月31日）の連結財務諸表並びに第180期事業年度（自平成15年４月１日　至平成16年３月31日）及び第181期事業年度（自平成16年４月１日　至平成17年３月31日）の財務諸表について新日本監査法人の監査を受けております。

３　被合併会社の財務諸表及び監査証明について

当社は平成16年７月１日に㈱キロロ開発公社と合併したため、㈱キロロ開発公社の第16期事業年度（自平成15年４月１日　至平成16年３月31日）の財務諸表を記載しております。

当該財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年１月30日　内閣府令第５号）附則第２項のただし書きにより、改正前の財務諸表等規則を適用しており、また証券取引法第193条の２の規定に基づき、新日本監査法人の監査を受けております。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

区分	注記番号	前連結会計年度 (平成16年3月31日) 金額(百万円)		構成比(%)	当連結会計年度 (平成17年3月31日) 金額(百万円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金			32,053			51,205	
2 受取手形及び売掛金			81,114			73,688	
3 有価証券	※2		1,150			457	
4 棚卸資産			72,146			78,434	
5 繰延税金資産			12,291			16,495	
6 その他	※7		5,337			7,412	
7 貸倒引当金			△2,389			△2,114	
流動資産合計			201,704	39.6		225,581	44.6
Ⅱ 固定資産							
(1) 有形固定資産	※1,2						
1 建物及び構築物			66,524			45,370	
2 機械装置及び運搬具			20,591			21,501	
3 工具器具備品			13,211			14,105	
4 土地	※6		75,362			64,050	
5 建設仮勘定			2,978			1,399	
有形固定資産合計			178,667	35.1		146,428	29.0
(2) 無形固定資産							
1 連結調整勘定			234			148	
2 その他			710			877	
無形固定資産合計			944	0.2		1,026	0.2
(3) 投資その他の資産							
1 投資有価証券	※2,3		101,017			101,015	
2 長期貸付金			1,276			924	
3 賃借不動産保証金敷金			5,146			5,309	
4 繰延税金資産			17,379			17,425	
5 その他	※3		3,678			9,031	
6 貸倒引当金			△1,083			△1,165	
投資その他の資産合計			127,415	25.1		132,541	26.2
固定資産合計			307,026	60.4		279,996	55.4
資産合計			508,731	100.0		505,577	100.0

区分	注記番号	前連結会計年度（平成16年３月31日）金額（百万円）		構成比（%）	当連結会計年度（平成17年３月31日）金額（百万円）		構成比（%）
（負債の部）							
Ⅰ 流動負債							
1 支払手形及び買掛金			39,947			37,686	
2 短期借入金			16,711			17,825	
3 一年以内返済の長期借入金			7,388			22,259	
4 未払費用及び未払金			45,888			45,167	
5 未払法人税等			2,492			12,603	
6 特定取引前受金			3,333			2,775	
7 繰延税金負債			94			4	
8 アフターサービス費引当金			116			113	
9 製品保証引当金			2,869			3,191	
10 返品調整引当金			79			105	
11 延払未実現利益			296			75	
12 その他	※7		4,377			4,012	
流動負債合計			123,596	24.3		145,820	28.8
Ⅱ 固定負債							
1 長期借入金			24,772			6,514	
2 繰延税金負債			198			200	
3 再評価に係る繰延税金負債	※6		13,569			14,346	
4 退職給付引当金			50,012			28,269	
5 役員退職慰労引当金			939			950	
6 長期預り金			30,799			28,917	
7 その他			1,600			1,522	
固定負債合計			121,891	23.9		80,722	16.0
負債合計			245,488	48.2		226,542	44.8
（少数株主持分）							
少数株主持分			3,511	0.7		3,834	0.8
（資本の部）							
Ⅰ 資本金	※8		28,534	5.6		28,534	5.6
Ⅱ 資本剰余金			40,054	7.9		40,054	7.9
Ⅲ 利益剰余金			203,485	40.0		212,340	42.1
Ⅳ 土地再評価差額金	※6		15,866	3.1		22,453	4.4
Ⅴ その他有価証券評価差額金			10,979	2.2		7,364	1.5
Ⅵ 為替換算調整勘定			△38,937	△7.7		△35,267	△7.0
Ⅶ 自己株式	※9		△252	△0.0		△279	△0.1
資本合計			259,731	51.1		275,200	54.4
負債、少数株主持分及び資本合計			508,731	100.0		505,577	100.0

② 【連結損益計算書】

区分	注記番号	前連結会計年度（自 平成15年4月1日 至 平成16年3月31日）金額（百万円）		百分比（%）	当連結会計年度（自 平成16年4月1日 至 平成17年3月31日）金額（百万円）		百分比（%）
Ⅰ 売上高			539,506	100.0		534,079	100.0
Ⅱ 売上原価	※2		338,057	62.7		335,705	62.9
売上総利益			201,449	37.3		198,374	37.1
延払未実現利益			244			221	
合計売上総利益			201,693	37.4		198,595	37.2
Ⅲ 販売費及び一般管理費	※1,2						
1 販売手数料		2,470			—		
2 運送費		13,266			—		
3 広告費及び販売促進費		22,424			—		
4 諸引当金繰入額	※3	9,726			—		
5 人件費		63,352			—		
6 地代家賃		3,430			—		
7 減価償却費		4,762			—		
8 その他		37,201	156,637	29.0	—	162,899	30.5
営業利益			45,056	8.4		35,695	6.7
Ⅳ 営業外収益							
1 受取利息		281			327		
2 受取配当金		257			381		
3 持分法による投資利益		10,447			9,110		
4 その他		1,853	12,841	2.4	2,335	12,155	2.2
Ⅴ 営業外費用							
1 支払利息		1,535			1,020		
2 売上割引		4,378			4,327		
3 その他		948	6,861	1.3	1,199	6,548	1.2
経常利益			51,036	9.5		41,302	7.7
Ⅵ 特別利益							
1 固定資産売却益	※4	123			390		
2 アフターサービス費引当金戻入額		—			12		
3 製品保証引当金戻入額		—			521		
4 諸引当金戻入額	※5	343			—		
5 投資有価証券売却益		5			6,534		
6 関係会社株式売却益		14			—		
7 関係会社清算益		126			4		
8 厚生年金基金代行返上益		—	613	0.1	19,927	27,391	5.1
Ⅶ 特別損失							
1 固定資産除却損	※6	2,420			1,520		
2 減損損失	※7	—			32,703		
3 投資有価証券売却損		—			4		
4 投資有価証券評価損		110			70		
5 関係会社株式評価損		393			70		
6 構造改革費用	※8	6			52		
7 特別退職金	※9	—			755		
8 課徴金	※10	339			—		
9 社会保険料の総報酬制移行に伴う一時費用		922	4,193	0.8	—	35,178	6.5
税金等調整前当期純利益			47,456	8.8		33,516	6.3
法人税、住民税及び事業税		4,769			14,497		
法人税等調整額		△1,387	3,382	0.6	△1,088	13,408	2.5
少数株主利益			532	0.1		409	0.1
当期純利益			43,541	8.1		19,697	3.7

③【連結剰余金計算書】

		前連結会計年度 (自　平成15年4月1日 至　平成16年3月31日)		当連結会計年度 (自　平成16年4月1日 至　平成17年3月31日)	
区分	注記番号	金額(百万円)		金額(百万円)	
(資本剰余金の部)					
Ⅰ　資本剰余金期首残高			40,052		40,054
Ⅱ　資本剰余金増加高					
1　転換社債の転換		1	1	—	—
Ⅲ　資本剰余金期末残高			40,054		40,054
(利益剰余金の部)					
Ⅰ　利益剰余金期首残高			162,344		203,485
Ⅱ　利益剰余金増加高					
1　当期純利益		43,541		19,697	
2　連結会社増減に伴う増加高		545		—	
3　持分変動に伴う土地再評価差額金取崩高		569		188	
4　連結子会社の決算期変更に伴う増加高		64	44,721	—	19,886
Ⅲ　利益剰余金減少高					
1　配当金		2,063		3,611	
2　役員賞与金		82		121	
3　連結会社増減に伴う減少高		116		36	
4　持分変動に伴う減少高		95		371	
5　土地再評価差額金取崩高		1,220	3,579	6,890	11,031
Ⅳ　利益剰余金期末残高			203,485		212,340

④ 【連結キャッシュ・フロー計算書】

区分	注記番号	前連結会計年度 (自 平成15年4月1日 至 平成16年3月31日) 金額(百万円)	当連結会計年度 (自 平成16年4月1日 至 平成17年3月31日) 金額(百万円)
Ⅰ 営業活動によるキャッシュ・フロー:			
1 税金等調整前当期純利益		47,456	33,516
2 減価償却費		17,522	18,958
3 減損損失		—	32,703
4 連結調整勘定償却額		173	80
5 貸倒引当金の増減額		△407	△233
6 投資有価証券評価損		110	70
7 関係会社株式評価損		393	70
8 退職給付引当金の増減額		△3,983	△21,786
9 受取利息及び受取配当金		△539	△708
10 支払利息		1,535	1,020
11 為替差損益		217	△180
12 持分法による投資損益		△10,447	△9,110
13 投資有価証券売却益		△5	△6,534
14 投資有価証券売却損		—	4
15 関係会社株式売却益		△14	—
16 関係会社清算益		△126	△4
17 固定資産売却益		△123	△390
18 固定資産除却損		2,420	1,520
19 課徴金		339	—
20 売上債権の増減額		△698	8,636
21 棚卸資産の増減額		6,346	△4,654
22 仕入債務の増減額		1,283	△2,798
23 その他		2,798	△6,144
小計		64,248	44,033
24 利息及び配当金の受取額		1,301	2,081
25 利息の支払額		△1,582	△1,024
26 課徴金の支払額		△339	—
27 法人税等の支払額		△5,278	△5,501
営業活動によるキャッシュ・フロー		58,349	39,588
Ⅱ 投資活動によるキャッシュ・フロー:			
1 定期預金の増減額(純額)		697	9
2 有形固定資産の取得による支出		△18,721	△21,450
3 有形固定資産の売却による収入		552	2,527
4 投資有価証券の取得による支出		△266	△113
5 投資有価証券の売却・償還による収入		371	9,416
6 出資金の払込による支出		△2,156	△2,835
7 貸付けによる支出		△77	△793
8 貸付金の回収による収入		825	379
9 その他		0	△35
投資活動によるキャッシュ・フロー		△18,775	△12,896
Ⅲ 財務活動によるキャッシュ・フロー:			
1 短期借入金の増減額(純額)		△11,179	902
2 長期借入れによる収入		2,651	5,373
3 長期借入金の返済による支出		△8,778	△8,851
4 転換社債の償還による支出		△24,314	—
5 会員預託金の預りによる収入		—	7
6 会員預託金の返還による支出		△6,049	△1,889
7 自己株式の取得による支出		△23	△28
8 配当金の支払額		△2,063	△3,611
9 少数株主への配当金の支払額		△384	△211
財務活動によるキャッシュ・フロー		△50,141	△8,306

		前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
区分	注記番号	金額（百万円）	金額（百万円）
Ⅳ　現金及び現金同等物に係る換算差額		△1,599	1,099
Ⅴ　現金及び現金同等物の増減額		△12,167	19,485
Ⅵ　現金及び現金同等物の期首残高		42,976	31,245
Ⅶ　新規連結子会社の現金及び現金同等物の期首残高		1,150	―
Ⅷ　除外連結子会社の現金及び現金同等物の期首残高		△127	△337
Ⅸ　連結子会社の決算期変更に伴う現金及び現金同等物の増減額		△587	―
Ⅹ　現金及び現金同等物の期末残高	※１	31,245	50,393

連結財務諸表作成のための基本となる重要な事項

前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)	当連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
１　連結の範囲に関する事項 (1) 連結子会社89社 主要な連結子会社の名称は、「第１　企業の概況　４　関係会社の状況」に記載している為、省略しております。 当連結会計年度より、新たに国内子会社５社と海外子会社２社の計７社を連結の範囲に含めております。また、海外子会社２社を連結の範囲から除外しております。 (2) ヤマハライフサービス㈱他非連結子会社はその資産、売上高、当期純損益及び利益剰余金等を考慮した場合、全体としても連結財務諸表に重要な影響を及ぼしておりません。	１　連結の範囲に関する事項 (1) 連結子会社86社 主要な連結子会社の名称は、「第１　企業の概況　４　関係会社の状況」に記載している為、省略しております。 当連結会計年度より、新たに海外子会社１社を連結の範囲に含めております。また、国内子会社３社と海外子会社１社の計４社を連結の範囲から除外しております。 (2) ヤマハライフサービス㈱他非連結子会社はその資産、売上高、当期純損益及び利益剰余金等を考慮した場合、全体としても連結財務諸表に重要な影響を及ぼしておりません。
２　持分法の適用に関する事項 (1) 持分法を適用した関連会社数２社 主要な関連会社名 ヤマハ発動機㈱ (2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社等の名称 ヤマハライフサービス㈱ ヤマハ・オーリンメタル㈱ 持分法を適用しない理由 持分法非適用会社は、それぞれ連結純損益及び利益剰余金等に及ぼす影響が軽微であり、かつ全体としても重要性がないため、持分法の適用から除外しております。 (3)　――――――	２　持分法の適用に関する事項 (1) 持分法を適用した関連会社数２社 関連会社名 ヤマハ発動機㈱ ㈱コルグ (2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社等の名称 ヤマハライフサービス㈱ ヤマハ・オーリンメタル㈱ 持分法を適用しない理由 持分法非適用会社は、それぞれ連結純損益及び利益剰余金等に及ぼす影響が軽微であり、かつ全体としても重要性がないため、持分法の適用から除外しております。 (3) 持分法の適用の手続について特に記載する必要があると認められる事項 持分法適用会社のうち、決算日が異なる会社については、当該会社の事業年度に係る財務諸表を使用しており、連結決算日までの期間に発生した重要な取引については、連結上必要な調整を行っております。なお、持分法適用会社であるヤマハ発動機株式会社は決算期の変更により、平成16年４月１日から平成16年12月31日までの変則９ヶ月決算となっております。
３　連結子会社の事業年度等に関する事項 連結子会社の決算日は、Yamaha de Mexico, S. A. de C. V.、天津雅馬哈電子楽器有限公司、広州雅馬哈・珠江鋼琴有限責任公司、蕭山雅馬哈楽器有限公司、雅馬哈楽器音響(中国)投資有限公司、雅馬哈電子(蘇州)有限公司の６社を除いてすべて、当社と同一であります。 上記６社の決算日は12月31日であり、従来は同決算日現在の財務諸表を使用しておりましたが、当連結会計年度より連結決算日に正規の決算に準ずる合理的な手続きにより決算を行っております。 なお、P. T. Yamaha Music Manufacturing Asia他18社は、当連結会計年度より決算日を12月31日から	３　連結子会社の事業年度等に関する事項 連結子会社の決算日は、Yamaha de Mexico, S. A. de C. V.、天津雅馬哈電子楽器有限公司、広州雅馬哈・珠江鋼琴有限責任公司、蕭山雅馬哈楽器有限公司、雅馬哈楽器音響(中国)投資有限公司、雅馬哈電子(蘇州)有限公司の６社を除いてすべて、当社と同一であります。 上記６社の決算日は12月31日であり、連結決算日に正規の決算に準ずる合理的な手続きにより決算を行っております。

前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
４　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 1)　有価証券 満期保有目的の債券 償却原価法（定額法） その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定） 時価のないもの 総平均法による原価法 2)　デリバティブ 時価法 3)　棚卸資産 当社及び国内連結子会社は主として後入先出法による低価法によっており、在外連結子会社は主として移動平均法による低価法によっております。	４　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 1)　有価証券 満期保有目的の債券 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左 2)　デリバティブ 同左 3)　棚卸資産 同左
(2) 重要な減価償却資産の減価償却方法 有形固定資産 主として定率法によっております。但し、当社のレクリエーション事業に係る施設、及び一部の連結子会社は定額法によっております。 尚、主な耐用年数は次の通りであります。 建物　　　31～50年（附属設備は主に15年） 構築物　　10～30年 機械及び装置４～11年 工具器具備品５～６年（金型は主に２年）	(2) 重要な減価償却資産の減価償却方法 有形固定資産 主として定率法によっております。但し、一部の連結子会社は定額法によっております。 尚、主な耐用年数は次の通りであります。 建物　　　31～50年（附属設備は主に15年） 構築物　　10～30年 機械及び装置４～11年 工具器具備品５～６年（金型は主に２年） （会計処理の変更） レクリエーション事業に係る固定資産については、従来、定額法を採用しておりましたが、昨今のレクリエーション事業を取り巻く環境変化、レジャーに対する嗜好の多様化が進む中で、当社グループのレクリエーション施設の経済的陳腐化が進んだことに対応して、定率法に変更いたしました。 この変更により当連結会計年度の減価償却費は1,274百万円増加し、経常利益、税金等調整前当期純利益はそれぞれ1,274百万円減少しております。なお、セグメント情報に与える影響については、当該箇所に記載しております。
(3) 重要な引当金の計上基準 1)　貸倒引当金 営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。 2)　製品保証引当金 製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。	(3) 重要な引当金の計上基準 1)　貸倒引当金 同左 2)　製品保証引当金 同左

前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)	当連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
3)　退職給付引当金 従業員の退職給付に備える為、主として当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により費用処理しております。 数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から費用処理しております。 (追加情報) 当社及び一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年11月１日付で厚生労働大臣から将来分支給義務免除の認可を受けました。 当連結会計年度末日現在において測定された返還相当額(最低責任準備金)は23,512百万円であり、当該返還相当額(最低責任準備金)の支払が当連結会計年度末日に行われたと仮定して、「退職給付会計に関する実務指針(中間報告)」(日本公認会計士協会会計制度委員会報告第13号)第44－２項を適用した場合に生じる損益の見込額は18,343百万円(利益)です。	3)　退職給付引当金 同左 (追加情報) 当社及び一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年12月１日付で厚生労働大臣から過去分返上の認可を受け、平成17年３月29日に国に返還額（最低責任準備金）の納付を行っております。 当連結会計年度における損益に与えている影響額は、特別利益として19,927百万円計上しております。
4)　役員退職慰労引当金 役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、期末要支給額を計上しております。	4)　役員退職慰労引当金 同左
(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。尚、在外連結子会社等の資産及び負債は、決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左
(5) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	(5) 重要なリース取引の処理方法 同左
(6) 重要なヘッジ会計の方法 1)　ヘッジ会計の方法 外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては、繰延ヘッジ処理を行っております。	(6) 重要なヘッジ会計の方法 1)　ヘッジ会計の方法 同左
2)　ヘッジ手段とヘッジ対象 ヘッジ手段 先物為替予約、外貨プット円コールオプション買建	2)　ヘッジ手段とヘッジ対象 同左

前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
3)　ヘッジ方針 各社の社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び通貨オプション取引について、実需の範囲内で行うこととしております。 4)　ヘッジの有効性評価の方法 ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。 (7) その他連結財務諸表作成の為の重要な事項 消費税等の会計処理 消費税等の会計処理は、税抜方式によっております。 5　連結子会社の資産及び負債の評価に関する事項 全面時価評価法によっております。 6　連結調整勘定の償却に関する事項 ５年間の均等償却によっております。 7　利益処分項目等の取扱いに関する事項 連結事業年度中に確定した金額に基づいて作成しております。 8　連結キャッシュ・フロー計算書における資金の範囲 手許現金、要求払預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっております。	3)　ヘッジ方針 同左 4)　ヘッジの有効性評価の方法 同左 (7) その他連結財務諸表作成の為の重要な事項 消費税等の会計処理 同左 5　連結子会社の資産及び負債の評価に関する事項 同左 6　連結調整勘定の償却に関する事項 同左 7　利益処分項目等の取扱いに関する事項 同左 8　連結キャッシュ・フロー計算書における資金の範囲 同左

会計処理の変更

前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)	当連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
――――――	(固定資産の減損に係る会計基準) 当連結会計年度から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号）を適用しております。 この変更に伴い、減損損失32,703百万円を計上し、減価償却費は当該変更前に比して1,238百万円減少しております。この結果、経常利益が1,238百万円増加し、税金等調整前当期純利益が31,464百万円減少しております。 また、減損損失累計額については、改正後の連結財務諸表規則に基づき当該各資産の金額から直接控除しております。なお、セグメント情報に与える影響については、当該箇所に記載しております。

表示方法の変更

前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)	当連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
(連結損益計算書関係) 前連結会計年度まで販売費及び一般管理費の「その他」に含めて表示しておりました「雑給」(前連結会計年度2,657百万円)については、当連結会計年度より「人件費」に含めて表示しております。	(連結損益計算書関係) 1　前連結会計年度まで、適当と認められる費目に分類し、当該費用を示す名称を付した科目をもって掲記しておりました販売費及び一般管理費については、当連結会計年度より、販売費及び一般管理費の科目に一括掲記し、その主要な費目及びその金額を注記しております。 2　前連結会計年度まで、一括表示しておりました諸引当金戻入額は、当連結会計年度よりその適当と認められる費目に分類し、区分掲記しております。

その他の注記事項

（連結貸借対照表関係）

前連結会計年度 （平成16年３月31日）	当連結会計年度 （平成17年３月31日）
※１　有形固定資産の減価償却累計額は227,779百万円であります。 ※２　担保提供資産は次の通りであります。 有価証券のうち　1,100百万円 有形固定資産のうち　2,577百万円 投資有価証券のうち　929百万円 計　4,607百万円 上記物件について、短期・長期借入金2,582百万円及び特定取引前受金3,333百万円等の担保に供しております。 ※３　非連結子会社及び関連会社に対する投資は次の通りであります。 投資有価証券　62,522百万円 投資その他の資産のその他（出資金）　2,092百万円 ４　保証債務 営業上の債務保証他　314百万円 ５　輸出受取手形割引高は1,138百万円であります。 ※６　土地の再評価に関する法律（平成10年３月31日公布法律第34号）に基づき、当社、連結子会社２社及び持分法適用会社１社が事業用土地の再評価を行っております。 (1) 再評価実施日 連結子会社１社及び持分法適用会社１社 平成12年３月31日 当社及び連結子会社１社 平成14年３月31日 (2) 再評価の方法 当社及び連結子会社２社は、土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第３号に定める「地方税法第341条第十号の土地課税台帳又は同条第十一号の土地補充課税台帳に登録されている価格」により算定し、持分法適用会社１社は、同法律施行令第２条第４号に定める「地方税法第16条に規定する地価税の課税価格の計算の基礎となる土地の価額を算定するために国税庁長官が定めて公表した方法により算定した価額」に合理的な調整を行って算定しております。 (3) 再評価を行った土地の期末における時価と再評価後の帳簿価額との差額 △13,834百万円 ※７　繰延ヘッジ利益の内訳は次の通りであります。 繰延ヘッジ利益　811百万円 繰延ヘッジ損失　5百万円 繰延ヘッジ利益（純額）　805百万円 ※８　当社の発行済株式総数は、普通株式206,524,626株であります。 ※９　当社が保有する自己株式の数は、普通株式177,020株であります。 また、持分法を適用した関連会社が保有する自己株式の数は、普通株式190,994株であります。	※１　有形固定資産の減価償却累計額は234,910百万円であります。 ※２　担保提供資産は次の通りであります。 有価証券のうち　250百万円 有形固定資産のうち　378百万円 投資有価証券のうち　1,514百万円 計　2,143百万円 上記物件について、短期・長期借入金57百万円及び特定取引前受金2,775百万円等の担保に供しております。 ※３　非連結子会社及び関連会社に対する投資は次の通りであります。 投資有価証券　70,859百万円 投資その他の資産のその他（出資金）　4,831百万円 ４　保証債務 営業上の債務保証他　478百万円 ５　輸出受取手形割引高は1,400百万円であります。 ※６　土地の再評価に関する法律（平成10年３月31日公布法律第34号）に基づき、当社、連結子会社２社及び持分法適用会社１社が事業用土地の再評価を行っております。 (1) 再評価実施日 同左 (2) 再評価の方法 同左 (3) 再評価を行った土地の期末における時価と再評価後の帳簿価額との差額 △15,042百万円 ※７　繰延ヘッジ損失の内訳は次の通りであります。 繰延ヘッジ利益　24百万円 繰延ヘッジ損失　496百万円 繰延ヘッジ損失（純額）　472百万円 ※８　当社の発行済株式総数は、普通株式206,524,626株であります。 ※９　当社が保有する自己株式の数は、普通株式194,350株であります。 また、持分法を適用した関連会社が保有する自己株式の数は、普通株式186,260株であります。

（連結損益計算書関係）

前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
※１　―――――	※１　販売費及び一般管理費の主要な費目及び金額は、次の通りであります。 販売手数料　2,491百万円 運送費　14,485百万円 広告費及び販売促進費　25,802百万円 貸倒引当金繰入額　82百万円 アフターサービス費引当金繰入額　39百万円 製品保証引当金繰入額　1,915百万円 退職給付引当金繰入額　6,279百万円 役員退職慰労引当金繰入額　126百万円 人件費　63,767百万円 地代家賃　3,635百万円 減価償却費　5,180百万円 その他　39,093百万円
※２　一般管理費及び当期製造費用に含まれる 研究開発費　22,503百万円	※２　一般管理費及び当期製造費用に含まれる 研究開発費　22,953百万円
※３　諸引当金繰入額は次の通りであります。 貸倒引当金繰入額　229百万円 アフターサービス費引当金繰入額　28百万円 製品保証引当金繰入額　1,485百万円 退職給付引当金繰入額　7,837百万円 役員退職慰労引当金繰入額　145百万円	※３　―――――
※４　固定資産売却益の主なものは、土地の売却によるものであります。	※４　固定資産売却益の主なものは、土地の売却によるものであります。
※５　諸引当金戻入額は次の通りであります。 アフターサービス費引当金戻入額　11百万円 製品保証引当金戻入額　331百万円	※５　―――――
※６　固定資産除却損の主なものは、土地の処分によるものであります。	※６　固定資産除却損の主なものは、機械及び装置の除却によるものであります。

前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)	当連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
※７　――――――	※７　減損損失 (減損損失を認識した資産グループの概要)

(単位：百万円)

用途・場所	減損損失	
	種類	金額
レクリエーション事業資産・「キロロ」「つま恋」「鳥羽国際ホテル」「合歓の郷」の４施設 北海道余市郡赤井川村他	建物及び構築物	22,321
	土地	9,666
	計	31,988
遊休資産等 静岡県浜松市他	建物及び構築物	71
	機械装置及び運搬具	85
	工具器具備品	26
	土地	532
	計	715
合計	建物及び構築物	22,392
	機械装置及び運搬具	85
	工具器具備品	26
	土地	10,199
	計	32,703

(資産のグルーピングの方法)

当社グループは、事業の区分をもとに、概ね独立したキャッシュ・フローを生み出す最小の単位にて資産のグルーピングを行っております。

(減損損失の認識に至った経緯)

レクリエーション事業資産のうち、営業活動から生ずる損益が継続してマイナスの施設の資産について減損損失を認識しました。遊休資産等は、継続的に地価が下落している資産及び処分を予定している資産について減損損失を認識しました。

(回収可能価額の算定方法)

レクリエーション事業資産の回収可能価額は、使用価値により測定しており、将来キャッシュ・フローを9.4％で割り引いて算定しております。遊休資産等の回収可能価額は、正味売却価額により測定しており、価格指標は固定資産税評価額及び売却可能価額を使用しております。

前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
※８　構造改革費用 ＡＶ機器生産現地法人であるYamaha Electronique Alsace S.A.の閉鎖関連費用であります。	※８　構造改革費用 ヤマハリビングテック㈱における家具事業、住設部材事業の撤退に伴う固定資産処分損等であります。
※９　──────	※９　特別退職金 特別早期退職制度の実施に伴う退職割増金等であります。
※10　課徴金 ＥＵ競争法に関して欧州楽器販売現地法人４社が支払った制裁金であります。	※10　──────

（連結キャッシュ・フロー計算書関係）

前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　32,053百万円 預入期間が３ヶ月を越える定期預金　△808百万円 現金及び現金同等物　31,245百万円	※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　51,205百万円 預入期間が３ヶ月を越える定期預金　△812百万円 現金及び現金同等物　50,393百万円

（リース取引関係）

前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
（借手側）	（借手側）

前連結会計年度（自　平成15年４月１日　至　平成16年３月31日）

（借手側）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	工具器具備品	その他	合計
取得価額相当額	2,593百万円	606百万円	3,200百万円
減価償却累計額相当額	1,413百万円	219百万円	1,633百万円
期末残高相当額	1,179百万円	387百万円	1,567百万円

尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額

1年以内	702百万円
1年超	864百万円
合計	1,567百万円

尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(3) 支払リース料及び減価償却費相当額

支払リース料	853百万円
減価償却費相当額	853百万円

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2　オペレーティング・リース取引

未経過リース料

1年以内	424百万円
1年超	896百万円
合計	1,321百万円

当連結会計年度（自　平成16年４月１日　至　平成17年３月31日）

（借手側）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	工具器具備品	その他	合計
取得価額相当額	2,430百万円	610百万円	3,041百万円
減価償却累計額相当額	1,243百万円	289百万円	1,532百万円
期末残高相当額	1,187百万円	321百万円	1,508百万円

尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額

1年以内	653百万円
1年超	855百万円
合計	1,508百万円

尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(3) 支払リース料及び減価償却費相当額

支払リース料	795百万円
減価償却費相当額	795百万円

(4) 減価償却費相当額の算定方法

同左

2　オペレーティング・リース取引

未経過リース料

1年以内	422百万円
1年超	1,060百万円
合計	1,483百万円

前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
（貸手側） 1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) リース物件の取得価額、減価償却累計額及び期末残高 （工具器具備品） 取得価額　5,752百万円 減価償却累計額　4,135百万円 期末残高　1,616百万円 (2) 未経過リース料期末残高相当額 １年以内　872百万円 １年超　1,615百万円 合計　2,487百万円 尚、未経過リース料期末残高相当額は、未経過リース料期末残高及び見積残存価額の残高の合計額が営業債権の期末残高等に占める割合が低い為、「受取利子込み法」により算定しております。 (3) 受取リース料及び減価償却費 受取リース料　1,082百万円 減価償却費　638百万円 2　オペレーティング・リース取引 未経過リース料 １年以内　36百万円 １年超　56百万円 合計　92百万円	（貸手側） 1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) リース物件の取得価額、減価償却累計額及び期末残高 （工具器具備品） 取得価額　6,242百万円 減価償却累計額　4,231百万円 期末残高　2,011百万円 (2) 未経過リース料期末残高相当額 １年以内　1,180百万円 １年超　2,266百万円 合計　3,447百万円 尚、未経過リース料期末残高相当額は、未経過リース料期末残高及び見積残存価額の残高の合計額が営業債権の期末残高等に占める割合が低い為、「受取利子込み法」により算定しております。 (3) 受取リース料及び減価償却費 受取リース料　1,197百万円 減価償却費　663百万円 2　オペレーティング・リース取引 未経過リース料 １年以内　327百万円 １年超　707百万円 合計　1,034百万円

（有価証券関係）

前連結会計年度（平成16年３月31日）

1　満期保有目的の債券で時価のあるもの

区分	連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
時価が連結貸借対照表計上額を超えるもの			
1　国債・地方債等	260	262	2
2　社債	390	392	2
3　その他	1,950	1,968	17
小計	2,600	2,623	23
時価が連結貸借対照表計上額を超えないもの			
1　国債・地方債等	―	―	―
2　社債	100	100	△0
3　その他	299	296	△3
小計	399	396	△3
合計	3,000	3,020	20

2　その他有価証券で時価のあるもの

区分	取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
連結貸借対照表計上額が取得原価を超えるもの			
1　株式	11,927	29,533	17,606
2　債券			
(1)　国債・地方債等	―	―	―
(2)　社債	―	―	―
(3)　その他	―	―	―
3　その他	51	51	0
小計	11,978	29,584	17,606
連結貸借対照表計上額が取得原価を超えないもの			
1　株式	10	9	△0
2　債券			
(1)　国債・地方債等	―	―	―
(2)　社債	―	―	―
(3)　その他	―	―	―
3　その他	―	―	―
小計	10	9	△0
合計	11,988	29,594	17,605

3　当連結会計年度中に売却したその他有価証券

売却額	6百万円
売却益の合計	5百万円
売却損の合計	―

4　時価評価されていない主な有価証券の内容及び連結貸借対照表計上額

その他有価証券

非上場株式(店頭売買株式を除く)	7,050百万円

5　その他有価証券のうち満期のあるもの及び満期保有目的の債券の今後の償還予定額

区分	1年以内 (百万円)	1年超5年以内 (百万円)	5年超10年以内 (百万円)	10年超 (百万円)
1　債券				
(1) 国債・地方債等	―	260	―	―
(2) 社債	150	340	―	―
(3) その他	1,000	1,249	―	―
2　その他	―	―	―	―
合計	1,150	1,850	―	―

(注) 1　「子会社株式及び関連会社株式で時価のあるもの」については財務諸表における注記事項として記載しております。

2　当連結会計年度において、その他有価証券で時価のある株式についての減損はありませんでした。
当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて30%以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状況等の検討により回復可能性を判定しております。

当連結会計年度(平成17年３月31日)

1　満期保有目的の債券で時価のあるもの

区分	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
時価が連結貸借対照表計上額を超えるもの			
1　国債・地方債等	459	462	2
2　社債	639	643	3
3　その他	1,549	1,566	16
小計	2,649	2,672	22
時価が連結貸借対照表計上額を超えないもの			
1　国債・地方債等	―	―	―
2　社債	―	―	―
3　その他	199	199	△0
小計	199	199	△0
合計	2,849	2,871	22

2　その他有価証券で時価のあるもの

区分	取得原価(百万円)	連結貸借対照表計上額(百万円)	差額(百万円)
連結貸借対照表計上額が取得原価を超えるもの			
1　株式	9,184	20,671	11,486
2　債券			
(1)　国債・地方債等	―	―	―
(2)　社債	―	―	―
(3)　その他	―	―	―
3　その他	52	54	2
小計	9,236	20,725	11,488
連結貸借対照表計上額が取得原価を超えないもの			
1　株式	0	0	△0
2　債券			
(1)　国債・地方債等	―	―	―
(2)　社債	―	―	―
(3)　その他	―	―	―
3　その他	―	―	―
小計	0	0	△0
合計	9,237	20,725	11,488

3　当連結会計年度中に売却したその他有価証券

売却額	9,402百万円
売却益の合計	6,534百万円
売却損の合計	4百万円

4　時価評価されていない主な有価証券の内容及び連結貸借対照表計上額

その他有価証券

非上場株式(店頭売買株式を除く)	6,990百万円

5　その他有価証券のうち満期のあるもの及び満期保有目的の債券の今後の償還予定額

区分	1年以内 (百万円)	1年超5年以内 (百万円)	5年超10年以内 (百万円)	10年超 (百万円)
1　債券				
(1) 国債・地方債等	59	399	—	—
(2) 社債	200	439	—	—
(3) その他	150	1,599	—	—
2　その他	—	—	—	—
合計	410	2,439	—	—

(注) 1　「子会社及び関連会社株式で時価のあるもの」については財務諸表における注記事項として記載しております。

2　当連結会計年度において、その他有価証券で時価のある株式についての減損はありませんでした。
当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて30%以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状況等の検討により回復可能性を判定しております。

（デリバティブ取引関係）

1　取引の状況に関する事項

前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
1　取引の内容及び利用目的等 当社グループは、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引(包括予約)及び、通貨オプション取引(外貨プット円コールオプション買建)を行っております。 尚、デリバティブ取引を利用してヘッジ会計を行っております。 (1) ヘッジ会計の方法 外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。 (2) ヘッジ手段とヘッジ対象 ヘッジ手段 先物為替予約、外貨プット円コールオプション買建 ヘッジ対象 外貨建金銭債権債務及び外貨建の予定取引 (3) ヘッジ方針 各社の社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び、通貨オプション取引について、実需の範囲内で行うこととしております。 (4) ヘッジの有効性評価の方法 ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。	1　取引の内容及び利用目的等 同左 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左 (4) ヘッジの有効性評価の方法 同左
2　取引に対する取組方針 通貨関連におけるデリバティブ取引については、実需の範囲内で行うこととし、投機目的の為のデリバティブ取引は行わない方針であります。	2　取引に対する取組方針 同左
3　取引に係るリスクの内容 通貨関連における先物為替予約取引には、為替相場の変動によるリスクを有しております。 通貨オプション取引は「外貨プット円コールオプション買建」に限定しておりオプション料の負担の他には為替相場変動によるリスクはありません。	3　取引に係るリスクの内容 同左
4　取引に係るリスク管理体制 通貨関連デリバティブ取引に当たっては、上記２の取組方針に基づき、事前に当社・子会社間で協議の上、各社で社内管理規程を設定し、規程に基づいた取引の実行及び管理を行っております。 取引は各社の経理・財務部門が集中して行うものとし、社内管理規程で経理・財務部門の役割・トップマネジメントへの報告と関連部門への連絡・取引限度額等を規定しております。 取引の報告については、取引の実施ごと及び月次定例報告等によって、デリバティブ取引の残高状況・為替動向他の定量的情報をトップマネジメントに対して行っております。	4　取引に係るリスク管理体制 同左

2　取引の時価等に関する事項

前連結会計年度(平成16年３月31日)

デリバティブ取引については、外貨建金銭債権債務に振り当てたものを除き全てヘッジ会計が適用されている為、記載しておりません。

当連結会計年度(平成17年３月31日)

デリバティブ取引については、外貨建金銭債権債務に振り当てたものを除き全てヘッジ会計が適用されている為、記載しておりません。

（退職給付関係）

前連結会計年度

1　採用している退職給付制度の概要

当社及び国内連結子会社は、主として、確定給付型の制度として、厚生年金基金制度（当社及び国内連結子会社３社）、適格退職年金制度（当社及び国内連結子会社10社）及び退職一時金制度を採用しております。

また、従業員の退職等に際して、退職給付会計に準拠した数理計算による退職給付債務の対象とされない割増退職金を支払う場合があります。

尚、一部の在外連結子会社は、確定給付型の制度または確定拠出型の制度を採用しております。

当社及び一部の国内連結子会社は、厚生年金基金の代行部分について、平成15年11月１日に厚生労働大臣から将来分支給義務免除の認可を受けております。

2　退職給付債務に関する事項

	前連結会計年度 （平成16年３月31日）
(1) 退職給付債務	△210,069 百万円
(2) 年金資産	112,990 百万円
(3) 未積立退職給付債務(1)＋(2)	△97,078 百万円
(4) 会計基準変更時差異の未処理額	― 百万円
(5) 未認識数理計算上の差異	49,554 百万円
(6) 未認識過去勤務債務（債務の減額）	△2,487 百万円
(7) 連結貸借対照表計上額純額(3)＋(4)＋(5)＋(6)	△50,012 百万円
(8) 前払年金費用	― 百万円
(9) 退職給付引当金(7)－(8)	△50,012 百万円

（注）1　厚生年金基金の代行部分を含めて記載しております。

2　厚生年金基金の代行部分返上に関し、当連結会計年度末日現在において測定された返還相当額（最低責任準備金）は23,512百万円であり、当該返還相当額（最低責任準備金）の支払が当連結会計年度末日に行われたと仮定して「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第44－２項を適用した場合に生じる損益の見込額は18,343百万円（利益）であります。

また、上記のとおり退職給付制度の改定を行ったため、過去勤務債務（債務の減額）が発生しております。

3　退職給付費用に関する事項

	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
(1) 勤務費用	7,022 百万円
(2) 利息費用	4,774 百万円
(3) 期待運用収益	△3,645 百万円
(4) 過去勤務債務の費用処理額	△63 百万円
(5) 数理計算上の差異の費用処理額	5,229 百万円
(6) 会計基準変更時差異の費用処理額	― 百万円
(7) 臨時に支払った割増退職金	1,643 百万円
(8) 退職給付費用(1)＋(2)＋(3)＋(4)＋(5)＋(6)＋(7)	14,961 百万円

4　退職給付債務等の計算の基礎に関する事項

	前連結会計年度 (平成16年３月31日)
(1) 割引率	2.0%
(2) 期待運用収益率	4.0%
(3) 退職給付見込額の期間配分方法	期間定額基準
(4) 過去勤務債務の処理年数	10年(定額法)
(5) 数理計算上の差異の処理年数	10年(定額法)
(6) 会計基準変更時差異の処理年数	一括費用処理

当連結会計年度

1　採用している退職給付制度の概要

当社及び国内連結子会社は、主として、確定給付型の制度として、企業年金基金制度（当社及び国内連結子会社３社）、適格退職年金制度（当社及び国内連結子会社10社）及び退職一時金制度を採用しております。

また、従業員の退職等に際して、退職給付会計に準拠した数理計算による退職給付債務の対象とされない割増退職金を支払う場合があります。

尚、一部の在外連結子会社は、確定給付型の制度または確定拠出型の制度を採用しております。

また、当社及び一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年12月１日付で厚生労働大臣から過去分返上の認可を受け、平成17年３月29日に国に返還額（最低責任準備金）の納付を行っております。

2　退職給付債務に関する事項

	当連結会計年度 （平成17年３月31日）
(1) 退職給付債務	△160,761 百万円
(2) 年金資産	100,340 百万円
(3) 未積立退職給付債務(1)＋(2)	△60,421 百万円
(4) 会計基準変更時差異の未処理額	― 百万円
(5) 未認識数理計算上の差異	32,861 百万円
(6) 未認識過去勤務債務(債務の増額)	1,992 百万円
(7) 連結貸借対照表計上額純額(3)＋(4)＋(5)＋(6)	△25,567 百万円
(8) 前払年金費用	2,702 百万円
(9) 退職給付引当金(7)－(8)	△28,269 百万円

3　退職給付費用に関する事項

	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
(1) 勤務費用	5,808 百万円
(2) 利息費用	3,774 百万円
(3) 期待運用収益	△4,152 百万円
(4) 過去勤務債務の費用処理額	△99 百万円
(5) 数理計算上の差異の費用処理額	5,423 百万円
(6) 会計基準変更時差異の費用処理額	― 百万円
(7) 臨時に支払った割増退職金	2,307 百万円
(8) 退職給付費用(1)＋(2)＋(3)＋(4)＋(5)＋(6)＋(7)	13,062 百万円
(9) 厚生年金基金の代行返上益	19,927 百万円
計	△ 6,864 百万円

4　退職給付債務等の計算の基礎に関する事項

	当連結会計年度 （平成17年３月31日）
(1) 割引率	2.0%
(2) 期待運用収益率	4.0%
(3) 退職給付見込額の期間配分方法	期間定額基準
(4) 過去勤務債務の処理年数	10年(定額法)
(5) 数理計算上の差異の処理年数	10年(定額法)
(6) 会計基準変更時差異の処理年数	一括費用処理

(税効果会計関係)

前連結会計年度 (平成16年３月31日)		当連結会計年度 (平成17年３月31日)	
1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
(繰延税金資産)		(繰延税金資産)	
棚卸資産評価減	1,612百万円	棚卸資産評価減	1,827百万円
貸倒引当金	1,066百万円	未実現利益	3,303百万円
減価償却超過額	9,597百万円	貸倒引当金	976百万円
投資有価証券等評価減	2,298百万円	減価償却超過額	12,328百万円
未払賞与	4,690百万円	固定資産減損額	17,646百万円
製品保証引当金	867百万円	投資有価証券等評価減	2,038百万円
退職給付引当金	17,667百万円	未払賞与	4,117百万円
繰越欠損金	9,240百万円	製品保証引当金	992百万円
その他	9,999百万円	退職給付引当金	9,550百万円
繰延税金資産小計	57,039百万円	繰越欠損金	3,778百万円
評価性引当額	△18,305百万円	その他	10,076百万円
繰延税金資産合計	38,734百万円	繰延税金資産小計	66,635百万円
		評価性引当額	△25,688百万円
(繰延税金負債)		繰延税金資産合計	40,946百万円
圧縮記帳積立金	△1,617百万円		
特別償却準備金	△159百万円	(繰延税金負債)	
その他有価証券評価差額金	△6,957百万円	圧縮記帳積立金	△1,507百万円
その他	△621百万円	買換資産取得特別勘定積立金	△369百万円
繰延税金負債合計	△9,355百万円	特別償却準備金	△283百万円
繰延税金資産の純額	29,378百万円	その他有価証券評価差額金	△4,541百万円
		その他	△529百万円
		繰延税金負債合計	△7,230百万円
		繰延税金資産の純額	33,716百万円
2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の主要な項目別の内訳		2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の主要な項目別の内訳 法定実効税率と税効果会計適用後の法人税等の負担率との間の差異が法定実効税率の百分の五以下であるため注記を省略しております。	
法定実効税率	40.9%		
(調整)			
持分法損益及び一時差異でない申告調整項目	△7.5%		
住民税均等割等	0.4%		
税率変更による期末繰延税金資産の減額修正	1.6%		
評価性引当額	△25.4%		
海外連結子会社の税率差異他	△2.9%		
税効果会計適用後の法人税等の負担率	7.1%		

（セグメント情報）

【事業の種類別セグメント情報】

	前連結会計年度（自 平成15年４月１日 至 平成16年３月31日）								
	楽器（百万円）	ＡＶ・ＩＴ（百万円）	リビング（百万円）	電子機器電子金属（百万円）	レクリエーション（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ 売上高及び営業損益									
売上高									
(1) 外部顧客に対する売上高	293,430	78,257	44,765	76,892	20,100	26,061	539,506		539,506
(2) セグメント間の内部売上高又は振替高				2,131			2,131	△2,131	
計	293,430	78,257	44,765	79,023	20,100	26,061	541,638	△2,131	539,506
営業費用	282,950	73,839	43,303	49,005	21,211	26,272	496,581	△2,131	494,450
営業利益又は営業損失(△)	10,480	4,418	1,462	30,018	△1,110	△211	45,056		45,056
Ⅱ 資産、減価償却費及び資本的支出									
資産	247,863	42,075	19,011	51,978	53,843	93,958	508,731		508,731
減価償却費	7,447	1,694	969	3,388	2,853	1,167	17,522		17,522
資本的支出	10,099	1,827	1,678	4,358	774	2,420	21,160		21,160

（注）１　事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。

２　各事業区分の主要製品

事業区分	主要製品
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律
ＡＶ・ＩＴ	オーディオ、情報通信機器
リビング	システムキッチン、システムバス、洗面化粧台、家具、住設部材
電子機器・電子金属	半導体、特殊合金
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営
その他	ゴルフ用品、自動車用内装部品、ＦＡ機器、金型・部品

	当連結会計年度 (自　平成16年4月1日 至　平成17年3月31日)								
	楽器 (百万円)	AV・IT (百万円)	リビング (百万円)	電子機器 電子金属 (百万円)	レクリエーション (百万円)	その他 (百万円)	計 (百万円)	消去 又は全社 (百万円)	連結 (百万円)
Ⅰ　売上高及び営業損益 売上高									
(1) 外部顧客に対する売上高	302,617	77,720	42,844	69,048	18,290	23,557	534,079		534,079
(2) セグメント間の内部売上高又は振替高				2,143			2,143	△2,143	
計	302,617	77,720	42,844	71,192	18,290	23,557	536,222	△2,143	534,079
営業費用	288,434	74,069	42,869	51,221	20,543	23,388	500,527	△2,143	498,383
営業利益又は営業損失(△)	14,183	3,651	△24	19,970	△2,253	168	35,695		35,695
Ⅱ　資産、減価償却費減損損失及び資本的支出 資産	279,126	41,855	16,382	46,380	17,582	104,250	505,577		505,577
減価償却費	7,819	1,492	1,518	4,183	2,621	1,322	18,958		18,958
減損損失	379	46	155	60	31,988	72	32,703		32,703
資本的支出	11,311	1,111	1,195	4,955	2,323	1,804	22,702		22,702

(注) 1　事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。

2　各事業区分の主要製品

事業区分	主要製品
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律
ＡＶ・ＩＴ	オーディオ、情報通信機器
リビング	システムキッチン、システムバス、洗面化粧台、家具、住設部材
電子機器・電子金属	半導体、特殊合金
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営
その他	ゴルフ用品、自動車用内装部品、ＦＡ機器、金型・部品

3　会計処理の変更

レクリエーション事業の営業費用（減価償却費）は、当連結会計年度から減損会計を適用したことに伴い1,238百万円減少し、有形固定資産の減価償却方法を定額法から定率法に変更したことに伴い1,274百万円増加しております。これらの変更により、営業利益は35百万円減少しております。

【所在地別セグメント情報】

	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）						
	日本 （百万円）	北米 （百万円）	欧州 （百万円）	アジア・オセアニア・その他の地域 （百万円）	計 （百万円）	消去又は全社 （百万円）	連結 （百万円）
Ⅰ　売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	336,008	85,483	81,685	36,329	539,506		539,506
(2) セグメント間の内部売上高又は振替高	137,091	1,439	514	58,995	198,041	△198,041	
計	473,100	86,922	82,199	95,325	737,548	△198,041	539,506
営業費用	441,685	82,240	77,645	92,103	693,674	△199,224	494,450
営業利益	31,415	4,682	4,554	3,221	43,873	1,183	45,056
Ⅱ　資産	413,059	31,380	33,089	47,949	525,479	△16,747	508,731

（注）１　国又は地域の区分は、地理的近接度によっております。
２　各区分に属する主な国又は地域
北米……………………………………………アメリカ、カナダ
欧州……………………………………………ドイツ、イギリス
アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）						
	日本 （百万円）	北米 （百万円）	欧州 （百万円）	アジア・オセアニア・その他の地域 （百万円）	計 （百万円）	消去又は全社 （百万円）	連結 （百万円）
Ⅰ　売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	327,895	85,465	83,289	37,429	534,079		534,079
(2) セグメント間の内部売上高又は振替高	139,933	1,428	526	59,410	201,299	△201,299	
計	467,828	86,894	83,815	96,840	735,379	△201,299	534,079
営業費用	442,131	82,692	79,913	93,061	697,799	△199,415	498,383
営業利益	25,697	4,202	3,901	3,779	37,580	△1,884	35,695
Ⅱ　資産	401,298	36,354	35,395	50,752	523,800	△18,222	505,577

（注）１　国又は地域の区分は、地理的近接度によっております。
２　各区分に属する主な国又は地域
北米……………………………………………アメリカ、カナダ
欧州……………………………………………ドイツ、イギリス
アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

【海外売上高】

	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）			
	北米 （百万円）	欧州 （百万円）	アジア・オセアニア・その他の地域 （百万円）	計 （百万円）
Ⅰ　海外売上高	86,671	83,473	48,552	218,697
Ⅱ　連結売上高				539,506
Ⅲ　連結売上高に占める海外売上高の割合(%)	16.1	15.5	9.0	40.5

（注）１　国又は地域の区分は、地理的近接度によっております。
２　各区分に属する主な国又は地域
北米……………………………………………………アメリカ、カナダ
欧州……………………………………………………ドイツ、イギリス
アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）			
	北米 （百万円）	欧州 （百万円）	アジア・オセアニア・その他の地域 （百万円）	計 （百万円）
Ⅰ　海外売上高	86,717	84,483	49,971	221,173
Ⅱ　連結売上高				534,079
Ⅲ　連結売上高に占める海外売上高の割合(%)	16.2	15.8	9.4	41.4

（注）１　国又は地域の区分は、地理的近接度によっております。
２　各区分に属する主な国又は地域
北米……………………………………………………アメリカ、カナダ
欧州……………………………………………………ドイツ、イギリス
アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

【関連当事者との取引】

前連結会計年度(自　平成15年４月１日　至　平成16年３月31日)

(1) 役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有(被所有)割合	取引の内容	取引金額(百万円)	科目	期末残高(百万円)
役員	伊藤修二	当社代表取締役社長 ㈶ヤマハ音楽振興会理事長	被所有 直接0.0%	㈶ヤマハ音楽振興会との営業取引 製品の売上 月謝収入 調律修理収入 家賃収入 講師費用 地代家賃	 52 4 12 232 25,434 20	 受取手形及び売掛金 支払手形及び買掛金	 11 2,255
役員	黒江常夫	当社取締役 ヤマハ共済会理事長	被所有 直接0.0%	ヤマハ共済会への会費拠出	62		
		同 ヤマハ健康保険組合理事長	被所有 直接0.0%	ヤマハ健康保険組合からの家賃収入 ヤマハ健康保険組合への保険料支払	4 1,974	 未払費用及び未払金	 125
		同 ヤマハ厚生年金基金理事長	被所有 直接0.0%	ヤマハ厚生年金基金への年金掛金支払	8,262		

(注)　上記の取引は、いわゆる第三者のための取引であります。

当連結会計年度(自　平成16年４月１日　至　平成17年３月31日)

(1) 役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有(被所有)割合	取引の内容	取引金額(百万円)	科目	期末残高(百万円)
役員	伊藤修二	当社代表取締役社長 ㈶ヤマハ音楽振興会理事長	被所有 直接0.0%	㈶ヤマハ音楽振興会との営業取引 製品の売上 月謝収入 調律修理収入 家賃収入 講師費用 地代家賃	 194 3 12 228 25,142 20	 受取手形及び売掛金 支払手形及び買掛金	 4 2,143
役員	黒江常夫	当社取締役 ヤマハ共済会理事長	被所有 直接0.0%	ヤマハ共済会への会費拠出	62		
		同 ヤマハ健康保険組合理事長	被所有 直接0.0%	ヤマハ健康保険組合からの家賃収入 ヤマハ健康保険組合への保険料支払	6 2,239	 未払費用及び未払金	 122
		同 ヤマハ企業年金基金理事長	被所有 直接0.0%	ヤマハ企業年金基金への年金掛金支払	9,202		

(注) 1　上記の取引は、いわゆる第三者のための取引であります。

2　ヤマハ企業年金基金への年金掛金支払には、平成16年４月１日から平成16年11月30日までのヤマハ厚生年金基金への支払を含みます。

（１株当たり情報）

前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）		当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	
１　１株当たり純資産額	1,259.28円	１　１株当たり純資産額	1,334.51円
２　１株当たり当期純利益	210.63円	２　１株当たり当期純利益	95.06円
３　潜在株式調整後 １株当たり当期純利益	196.01円	３　潜在株式調整後 １株当たり当期純利益	93.88円

（注）　１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎

	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
１株当たり当期純利益金額		
当期純利益	43,541百万円	19,697百万円
普通株主に帰属しない金額	121百万円	100百万円
（うち利益処分による役員賞与金）	（121百万円）	（100百万円）
普通株式に係る当期純利益	43,419百万円	19,597百万円
期中平均株式数	206,146千株	206,151千株
潜在株式調整後１株当たり当期純利益金額		
当期純利益調整額	△846百万円	△243百万円
（うち社債利息（税額相当額控除後））	（273百万円）	（—）
（うち持分法による投資利益）	（△1,120百万円）	（△243百万円）
普通株式増加数	11,052千株	—
（うち転換社債）	（11,052千株）	（—）
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	—	—

（重要な後発事象）

該当事項はありません。

⑤ 【連結附属明細表】

【社債明細表】

該当事項はありません。

【借入金等明細表】

区分	前期末残高（百万円）	当期末残高（百万円）	平均利率（%）	返済期限
短期借入金	16,711	17,825	2.0	―
一年以内返済の長期借入金	7,388	22,259	1.1	―
長期借入金（１年以内に返済予定のものを除く。）	24,772	6,514	1.9	平成18年～平成20年
その他の有利子負債				
預り保証金	1,368	1,342	3.0	―
合計	50,240	47,941	―	―

（注）１　平均利率については、借入金等の期末残高に対する加重平均利率を記載しております。

２　長期借入金及びその他の有利子負債（１年以内に返済予定のものを除く。）の連結決算日後５年内における返済予定額は以下の通りであります。

	１年超２年以内（百万円）	２年超３年以内（百万円）	３年超４年以内（百万円）	４年超５年以内（百万円）
長期借入金	4,892	1,621	―	―
その他の有利子負債	―	―	―	―

(2) 【その他】

該当事項はありません。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

		第180期 (平成16年3月31日)			第181期 (平成17年3月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金			4,630			24,839	
2 受取手形	※2		7,857			5,645	
3 売掛金	※2		39,926			33,314	
4 製品及び商品			15,211			16,192	
5 原材料			1,715			2,028	
6 仕掛品			6,604			8,175	
7 前渡金			99			170	
8 繰延税金資産			9,847			11,045	
9 その他	※6		2,234			3,742	
10 貸倒引当金			△1,489			△ 1,036	
流動資産合計			86,637	25.7		104,118	32.7
Ⅱ 固定資産							
(1) 有形固定資産							
1 建物		76,263			—		
減価償却累計額	※1	△40,274	35,988		—	23,211	
2 構築物		15,078			—		
減価償却累計額	※1	△9,293	5,784		—	3,360	
3 機械及び装置		46,841			—		
減価償却累計額	※1	△39,762	7,079		—	7,565	
4 車輌運搬具		380			—		
減価償却累計額	※1	△339	41		—	110	
5 工具器具備品		36,485			—		
減価償却累計額	※1	△31,758	4,727		—	4,632	
6 土地	※5		62,575			51,464	
7 建設仮勘定			1,341			609	
有形固定資産合計			117,538	34.9		90,955	28.6

		第180期 (平成16年3月31日)			第181期 (平成17年3月31日)		
区分	注記番号	金額(百万円)		構成比 (%)	金額(百万円)		構成比 (%)
(2) 無形固定資産							
1 借地権			103			103	
無形固定資産合計			103	0.0		103	0.0
(3) 投資その他の資産							
1 投資有価証券			36,371			27,407	
2 関係会社株式			62,124			58,321	
3 出資金			63			105	
4 関係会社出資金			14,946			17,441	
5 長期貸付金			1,104			827	
6 従業員長期貸付金			0			0	
7 関係会社長期貸付金			142			84	
8 破産・更生債権等			335			350	
9 繰延税金資産			15,610			15,402	
10 賃借不動産保証金敷金			2,250			2,268	
11 長期前払費用			―			1,289	
12 その他			751			559	
13 貸倒引当金			△950			△1,009	
14 投資損失引当金			―			△154	
投資その他の資産合計			132,750	39.4		122,894	38.7
固定資産合計			250,392	74.3		213,952	67.3
資産合計			337,029	100.0		318,071	100.0
(負債の部)							
I 流動負債							
1 支払手形			741			728	
2 買掛金	※2		21,337			20,422	
3 短期借入金			1,790			1,908	
4 一年以内返済の長期借入金			―			17,038	
5 未払金			5,529			4,991	
6 未払費用			21,608			21,224	
7 未払法人税等			100			10,004	
8 前受金			549			518	
9 預り金			606			725	
10 アフターサービス費引当金			65			57	
11 製品保証引当金			1,037			1,349	
12 子会社支援引当金			―			375	
13 延払未実現利益			287			69	
14 その他	※6		810			464	
流動負債合計			54,464	16.2		79,877	25.1

区分	注記番号	第180期（平成16年３月31日）金額（百万円）		構成比（%）	第181期（平成17年３月31日）金額（百万円）		構成比（%）
Ⅱ　固定負債							
1　長期借入金			17,338			300	
2　再評価に係る繰延税金負債	※5		10,160			11,842	
3　退職給付引当金			42,596			22,697	
4　役員退職慰労引当金			658			677	
5　長期預り金			30,935			29,036	
6　預り保証金			893			848	
固定負債合計			102,582	30.4		65,402	20.6
負債合計			157,046	46.6		145,279	45.7
（資本の部）							
Ⅰ　資本金	※8		28,534	8.5		28,534	9.0
Ⅱ　資本剰余金							
1　資本準備金			40,054			40,054	
資本剰余金合計			40,054	11.9		40,054	12.6
Ⅲ　利益剰余金							
1　利益準備金			4,159			4,159	
2　任意積立金							
(1) 特別償却準備金		12			—		
(2) 圧縮記帳積立金		2,259			2,502		
(3) 買替資産取得特別勘定積立金		440			—		
(4) 別途積立金		62,710	65,422		84,710	87,212	
3　当期未処分利益又は当期未処理損失(△)			27,747			△ 8,116	
利益剰余金合計			97,329	28.9		83,255	26.1
Ⅳ　土地再評価差額金	※5,7		3,648	1.1		14,255	4.5
Ⅴ　その他有価証券評価差額金	※7		10,622	3.1		6,926	2.2
Ⅵ　自己株式	※9		△207	△0.1		△ 235	△0.1
資本合計			179,982	53.4		172,791	54.3
負債及び資本合計			337,029	100.0		318,071	100.0

② 【損益計算書】

		第180期 (自 平成15年4月1日 至 平成16年3月31日)			第181期 (自 平成16年4月1日 至 平成17年3月31日)		
区分	注記番号	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)
Ⅰ 売上高	※1						
1 製品商品売上高		302,393			298,087		
2 その他事業収益		42,961	345,354	100.0	43,458	341,546	100.0
Ⅱ 売上原価							
(イ)製品商品売上原価	※1,2,4						
1 製品商品期首棚卸高		17,755			15,211		
2 前期末原材料仕掛品評価損繰戻		101			94		
3 当期製品製造原価		200,895			207,102		
4 当期商品仕入高		13,381			10,178		
5 当期末原材料仕掛品評価損		94			102		
6 製品商品期末棚卸高		15,211	216,814		16,192	216,307	
(ロ)その他事業原価			31,325			31,147	
売上原価合計			248,139	71.9		247,455	72.5
売上総利益			97,214	28.1		94,091	27.5
前期延払未実現利益控除額戻入額			528			287	
当期延払未実現利益控除額			287			69	
差引売上総利益			97,455	28.2		94,309	27.6
Ⅲ 販売費及び一般管理費	※3,4						
1 販売手数料		50			—		
2 運送費		3,710			—		
3 広告宣伝費		5,161			—		
4 販売促進費		5,839			—		
5 貸倒引当金繰入額		318			—		
6 アフターサービス費引当金繰入額		16			—		
7 製品保証引当金繰入額		640			—		
8 支払調律修理費		2,003			—		
9 役員報酬		353			—		
10 従業員給与諸手当		24,829			—		
11 退職給付引当金繰入額		6,201			—		
12 役員退職慰労引当金繰入額		85			—		
13 雑給		1,101			—		
14 福利厚生費		432			—		
15 旅費交通費		2,096			—		
16 保険料		112			—		
17 地代家賃		1,289			—		
18 修繕費		484			—		
19 減価償却費		2,691			—		
20 消耗品費		4,639			—		
21 通信費		667			—		
22 交際費		153			—		
23 租税課金		760			—		
24 研究費		1,262			—		
25 会議訓練費		588			—		
26 水道光熱費		392			—		
27 図書費		74			—		
28 外部委託費		3,413			—		
29 その他		[illegible]	[illegible]	[illegible]			

区分	注記番号	第180期（自 平成15年4月1日 至 平成16年3月31日）金額（百万円）		百分比（%）	第181期（自 平成16年4月1日 至 平成17年3月31日）金額（百万円）		百分比（%）
Ⅳ 営業外収益							
1 受取利息		41			36		
2 受取配当金	※1	1,585			1,861		
3 為替差益		320			697		
4 その他		435	2,382	0.7	483	3,079	0.9
Ⅴ 営業外費用							
1 支払利息		212			188		
2 社債利息		461			—		
3 売上割引		29			23		
4 その他		514	1,218	0.4	361	573	0.1
経常利益			28,118	8.1		25,145	7.4
Ⅵ 特別利益							
1 固定資産売却益	※5	41			201		
2 アフターサービス費引当金戻入額		11			12		
3 製品保証引当金戻入額		171			426		
4 貸倒引当金戻入額		—			131		
5 投資有価証券売却益		5			6,338		
6 厚生年金基金代行返上益		—			16,863		
7 関係会社株式売却益		13			—		
8 関係会社清算益		126	371	0.1	—	23,973	7.0
Ⅶ 特別損失							
1 固定資産除却損	※6	2,058			461		
2 投資有価証券売却損		—			4		
3 減損損失	※7	—			32,549		
4 投資有価証券評価損		110			70		
5 関係会社株式評価損		1,192			2,478		
6 投資損失引当金繰入額		—			154		
7 子会社支援引当金繰入額		—			375		
8 社会保険料の総報酬制移行に伴う一時費用		686	4,047	1.1	—	36,094	10.6
税引前当期純利益			24,443	7.1		13,024	3.8
法人税、住民税及び事業税		100			9,651		
法人税等調整額		△1,236	△1,136	△0.3	3,108	12,759	3.7
当期純利益			25,579	7.4		264	0.1
前期繰越利益			4,421			3,774	
土地再評価差額金取崩額			△1,221			△10,607	
中間配当額			1,031			1,547	
当期未処分利益又は当期未処理損失（△）			27,747			△8,116	

原価明細書

(A) 製品製造原価明細

		第180期 (自　平成15年4月1日 至　平成16年3月31日)		第181期 (自　平成16年4月1日 至　平成17年3月31日)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
材料費		79,056	39.5	93,690	44.9
労務費		39,336	19.7	38,150	18.3
経費	※1	81,544	40.8	76,849	36.8
当期総製造費用		199,936	100.0	208,690	100.0
期首仕掛品棚卸高		7,787		6,829	
期末仕掛品棚卸高		6,829		8,417	
当期製品製造原価		200,895		207,102	

(注)

第180期	第181期
※1 当期経費中の主なものは次の通りであります。 外注加工費　65,240百万円 減価償却費　3,736百万円	※1 当期経費中の主なものは次の通りであります。 外注加工費　59,443百万円 減価償却費　3,808百万円
2 原価計算方法は製品別総合原価計算であります。	2 同左

(B) その他事業原価明細

		第180期 (自　平成15年4月1日 至　平成16年3月31日)		第181期 (自　平成16年4月1日 至　平成17年3月31日)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
音楽教室講師費用等		27,556	88.0	27,480	88.2
不動産賃借料他諸経費	※1	3,768	12.0	3,667	11.8
計		31,325	100.0	31,147	100.0

(注) ※1 不動産賃借料他諸経費は、固定資産賃貸収益に対応する費用等であります。

③ 【利益処分計算書】

区分	注記番号	第180期 (平成16年6月25日)(※) 金額(百万円)		第181期 (平成17年6月24日)(※) 金額(百万円)	
Ⅰ 当期未処分利益又は当期未処理損失(△)			27,747		△ 8,116
Ⅱ 任意積立金取崩高					
1 特別償却準備金取崩高		12		―	
2 圧縮記帳積立金取崩高		193		236	
3 買換資産取得特別勘定積立金取崩高		440		―	
4 別途積立金取崩高		―	645	16,000	16,236
合計			28,393		8,119
Ⅲ 利益処分額					
1 配当金		2,063		2,579	
2 役員賞与金 (うち監査役賞与金)		120 (18)		100 (15)	
3 任意積立金					
(1)特別償却準備金		―		11	
(2)圧縮記帳積立金		436		68	
(3)買換資産取得特別勘定積立金		―		565	
(4)別途積立金		22,000	24,619	―	3,323
Ⅳ 次期繰越利益			3,774		4,796

(注) ※ 日付は株主総会承認の日であります。

重要な会計方針

第180期 （自　平成15年４月１日 至　平成16年３月31日）	第181期 （自　平成16年４月１日 至　平成17年３月31日）
1　有価証券の評価基準及び評価方法 子会社及び関連会社株式 総平均法による原価法 その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定） 時価のないもの 総平均法による原価法	1　有価証券の評価基準及び評価方法 子会社及び関連会社株式 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左
2　デリバティブ等の評価基準及び評価方法 デリバティブ 時価法	2　デリバティブ等の評価基準及び評価方法 デリバティブ 同左
3　棚卸資産の評価基準及び評価方法 後入先出法による低価法	3　棚卸資産の評価基準及び評価方法 同左
4　固定資産の減価償却の方法 有形固定資産 定率法によっております。 但し、レクリエーション事業に係る施設については定額法によっております。 尚、主な耐用年数は次の通りであります。 建物　31～50年（附属設備は主に15年） 構築物　10～30年 機械及び装置　４～11年 工具器具備品　５～６年（金型は主に２年）	4　固定資産の減価償却の方法 有形固定資産 定率法によっております。 尚、主な耐用年数は次の通りであります。 建物　31～50年（附属設備は主に15年） 構築物　10～30年 機械及び装置　４～11年 工具器具備品　５～６年（金型は主に２年） （会計処理の変更） レクリエーション事業に係る固定資産については、従来、定額法を採用しておりましたが、昨今のレクリエーション事業を取り巻く環境変化、レジャーに対する嗜好の多様化が進む中で、当社のレクリエーション施設の経済的陳腐化が進んだことに対応して、定率法に変更いたしました。 この変更により当期の減価償却費は973百万円増加し、経常利益、税引前当期純利益はそれぞれ973百万円減少しております。
5　引当金の計上基準 (1)　貸倒引当金 営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。 (2)　――――― (3)　アフターサービス費引当金 ピアノの調律及び調整費用に充てる為、当期以前に販売された台数に基づき今後の発生見込額を計上しております。 (4)　製品保証引当金 製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。	5　引当金の計上基準 (1)　貸倒引当金 同左 (2)　投資損失引当金 関係会社等への投資に対する損失に備える為、その財政状態等を勘案し、必要額を計上しております。 (3)　アフターサービス費引当金 同左 (4)　製品保証引当金 同左

第180期 (自　平成15年４月１日 至　平成16年３月31日)	第181期 (自　平成16年４月１日 至　平成17年３月31日)
(5) 退職給付引当金 従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により費用処理しております。 数理計算上の差異については、各期の発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌期から費用処理しております。 (追加情報) 当社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年11月１日付で厚生労働大臣から将来分支給義務免除の認可を受けました。 当期末日現在において測定された返還相当額(最低責任準備金)は20,066百万円であり、当該返還相当額(最低責任準備金)の支払が当期末日に行なわれたと仮定して、「退職給付会計に関する実務指針(中間報告)」(日本公認会計士協会会計制度委員会報告第13号)第44—２項を適用した場合に生じる損益の見込額は15,455百万円(利益)です。	(5) 退職給付引当金 同左 (追加情報) 当社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年12月１日付で厚生労働大臣から過去分返上の認可を受け、平成17年３月29日に国に返還額（最低責任準備金）の納付を行っております。 当期の損益に与える影響額は、特別利益として16,863百万円計上しております。
(6) 役員退職慰労引当金 役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、期末要支給額を計上しております。	(6) 役員退職慰労引当金 同左
(7) ――――――	(7) 子会社支援引当金 子会社が抱える欠損金を解消するための当社負担見込額を計上しております。
6　収益及び費用の計上基準 延払条件付販売については、回収期限の到来日をもって売上収益実現の日としております。	6　収益及び費用の計上基準 同左
7　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	7　リース取引の処理方法 同左
8　外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	8　外貨建の資産及び負債の本邦通貨への換算基準 同左
9　ヘッジ会計の方法 (1) ヘッジ会計の方法 外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。	9　ヘッジ会計の方法 (1) ヘッジ会計の方法 同左
(2) ヘッジ手段とヘッジ対象 ヘッジ手段 先物為替予約、外貨プット円コールオプション買建 ヘッジ対象 外貨建金銭債権債務及び外貨建の予定取引	(2) ヘッジ手段とヘッジ対象 同左
(3) ヘッジ方針 社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び通貨オプション取引につい	(3) ヘッジ方針 同左

第180期 （自　平成15年４月１日 至　平成16年３月31日）	第181期 （自　平成16年４月１日 至　平成17年３月31日）
(4) ヘッジの有効性評価の方法 ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。 10　その他財務諸表作成のための重要な事項 消費税等の会計処理 消費税等の会計処理は、税抜方式によっております。	(4) ヘッジの有効性評価の方法 同左 10　その他財務諸表作成のための重要な事項 消費税等の会計処理 同左

会計処理の変更

第180期 （自　平成15年４月１日 至　平成16年３月31日）	第181期 （自　平成16年４月１日 至　平成17年３月31日）
――――――	（固定資産の減損に係る会計基準） 当期から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号）を適用しております。 この変更に伴い、減損損失32,549百万円を計上し、減価償却費は当該変更前に比して1,238百万円減少しております。この結果、経常利益が1,238百万円増加し、税引前当期純利益が31,310百万円減少しております。 また、減損損失累計額については、改正後の財務諸表等規則に基づき当該各資産の金額から直接控除しております。

表示方法の変更

第180期 （自　平成15年４月１日 至　平成16年３月31日）	第181期 （自　平成16年４月１日 至　平成17年３月31日）
―――――― ――――――	（貸借対照表関係） 前期まで、有形固定資産に対する減価償却累計額は当該各資産科目の控除科目として区分掲記しておりましたが、当期より、当該各資産の金額から直接控除し、減価償却累計額は一括して注記しております。 （損益計算書関係） 前期まで、適当と認められる費目に分類し、当該費用を示す名称を付した科目をもって掲記しておりました販売費及び一般管理費については、当期より、販売費及び一般管理費の科目に一括掲記し、その主要な費目及び金額を注記しております。

注記事項

（貸借対照表関係）

<table>
<tr><th>第180期
(平成16年３月31日)</th><th>第181期
(平成17年３月31日)</th></tr>
<tr><td>※１　――――――</td><td>※１　有形固定資産の減価償却累計額は131,966百万円であります。</td></tr>
<tr><td>※２　関係会社に対するものが次の通り含まれております。
受取手形及び売掛金　9,618百万円
買掛金　4,748百万円</td><td>※２　関係会社に対するものが次の通り含まれております。
受取手形及び売掛金　8,945百万円
買掛金　5,027百万円</td></tr>
<tr><td>３　偶発債務
関係会社等の債務保証
金融機関からの借入
㈱キロロ開発公社　410百万円
浜松ケーブルテレビ㈱　220百万円
(実質的に保証している金額は13百万円です)
その他　34百万円</td><td>３　偶発債務
営業上の債務保証他
金融機関からの借入
浜松ケーブルテレビ㈱　370百万円
(実質的に保証している金額は26百万円です)
その他　58百万円</td></tr>
<tr><td>４　輸出受取手形割引高は4,434百万円であります。</td><td>４　輸出受取手形割引高は3,755百万円であります。</td></tr>
<tr><td>※５　土地の再評価に関する法律(平成10年３月31日公布法律第34号)に基づき、事業用土地の再評価を行っております。
(1) 再評価実施日
平成14年３月31日
(2) 再評価の方法
土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める「地方税法第341条第十号の土地課税台帳又は同条第十一号の土地補充課税台帳に登録されている価格」により算定しております。
(3) 再評価を行った土地の期末における時価と再評価後の帳簿価額との差額
△8,309百万円</td><td>※５　土地の再評価に関する法律(平成10年３月31日公布法律第34号)に基づき、事業用土地の再評価を行っております。
(1) 再評価実施日
同左
(2) 再評価の方法
同左
(3) 再評価を行った土地の期末における時価と再評価後の帳簿価額との差額
△8,650百万円</td></tr>
<tr><td>※６　繰延ヘッジ利益の内訳は次の通りであります。
繰延ヘッジ利益　811百万円
繰延ヘッジ損失　1百万円
繰延ヘッジ利益(純額)　810百万円</td><td>※６　繰延ヘッジ損失の内訳は次の通りであります。
繰延ヘッジ利益　24百万円
繰延ヘッジ損失　488百万円
繰延ヘッジ損失(純額)　464百万円</td></tr>
<tr><td>※７　商法施行規則第124条第３号に規定する資産に時価を付したことにより増加した純資産額は10,622百万円であります。
土地再評価差額金は、土地の再評価に関する法律第７条の２第１項の規定により、配当に充当することが制限されております。</td><td>※７　商法施行規則第124条第３号に規定する資産に時価を付したことにより増加した純資産額は6,926百万円であります。
土地再評価差額金は、土地の再評価に関する法律第７条の２第１項の規定により、配当に充当することが制限されております。</td></tr>
<tr><td>※８　当社が発行する株式及び発行済株式の総数は次の通りであります。
普通株式　700,000,000株
但し、定款の定めにより、株式の消却が行われた場合には、これに相当する株式数を減ずることとなっております。
発行済株式総数　普通株式　206,524,626株</td><td>※８　当社が発行する株式及び発行済株式の総数は次の通りであります。
普通株式　700,000,000株
但し、定款の定めにより、株式の消却が行われた場合には、これに相当する株式数を減ずることとなっております。
発行済株式総数　普通株式　206,524,626株</td></tr>
<tr><td>※９　自己株式
当社が保有する自己株式の数は、普通株式177,020株であります。</td><td>※９　自己株式
当社が保有する自己株式の数は、普通株式194,350株であります。</td></tr>
</table>

（損益計算書関係）

第180期 （自　平成15年４月１日 至　平成16年３月31日）	第181期 （自　平成16年４月１日 至　平成17年３月31日）
※１　関係会社との取引に係るものが次の通り含まれております。 売上高　172,420百万円 売上原価　90,696百万円 受取配当金　1,347百万円	※１　関係会社との取引に係るものが次の通り含まれております。 売上高　176,773百万円 売上原価　88,691百万円 受取配当金　1,488百万円
※２　低価法による製品・商品の評価損は売上原価に算入されており、その金額は次の通りであります。 当期分評価損繰入　291百万円	※２　低価法による製品・商品の評価損は売上原価に算入されており、その金額は次の通りであります。 当期分評価損繰入　286百万円
※３　――――――	※３　販売費及び一般管理費の主要な費目及び金額は、次の通りであります。なお、このうち販売費に属する費用の割合は約60％であり、一般管理費に属する費用の割合は約40％であります。 販売手数料　35百万円 運送費　3,661百万円 広告宣伝費　6,116百万円 販売促進費　6,215百万円 アフターサービス費引当金繰入額　14百万円 製品保証引当金繰入額　1,026百万円 支払調律修理費　2,299百万円 役員報酬　392百万円 従業員給与諸手当　24,363百万円 退職給付引当金繰入額　5,108百万円 役員退職慰労引当金繰入額　64百万円 雑給　1,402百万円 福利厚生費　363百万円 旅費交通費　2,172百万円 保険料　114百万円 地代家賃　1,373百万円 修繕費　708百万円 減価償却費　2,796百万円 消耗品費　3,972百万円 通信費　638百万円 交際費　162百万円 租税課金　1,275百万円 研究費　1,422百万円 会議訓練費　592百万円 水道光熱費　401百万円 図書費　73百万円 外部委託費　3,814百万円 その他　1,086百万円
※４　一般管理費及び当期製造費用に含まれる研究開発費 20,619百万円	※４　一般管理費及び当期製造費用に含まれる研究開発費 21,106百万円
※５　固定資産売却益の内訳は、土地35百万円、機械及び装置他６百万円であります。	※５　固定資産売却益の内訳は、土地184百万円、機械及び装置他17百万円であります。
※６　固定資産除却損の内訳は、土地1,377百万円、建物298百万円、機械及び装置174百万円、工具器具備品153百万円、構築物他54百万円であります。	※６　固定資産除却損の内訳は、土地10百万円、建物149百万円、機械及び装置129百万円、工具器具備品135百万円、構築物他36百万円であります。

第180期 (自　平成15年４月１日 至　平成16年３月31日)	第181期 (自　平成16年４月１日 至　平成17年３月31日)
※７　　　――――――	※７　減損損失 (減損損失を認識した資産グループの概要) (単位：百万円)

用途・場所	減損損失	
	種類	金額
レクリエーション事業資産「キロロ」「つま恋」「鳥羽国際ホテル」「合歓の郷」の４施設 北海道余市郡赤井川村他	建物及び構築物	22,321
	土地	9,666
	計	31,988
遊休不動産 静岡県浜松市他	建物及び構築物	39
	土地	521
	計	560
合計	建物及び構築物	22,360
	土地	10,188
	計	32,549

(資産のグルーピングの方法)
当社は、事業の区分をもとに、概ね独立したキャッシュ・フローを生み出す最小の単位にて資産のグルーピングを行っております。
(減損損失の認識に至った経緯)
レクリエーション事業資産のうち、営業活動から生ずる損益が継続してマイナスの施設の資産について減損損失を認識しました。遊休不動産は、継続的に地価が下落している資産について減損損失を認識しました。
(回収可能価額の算定方法)
レクリエーション事業資産の回収可能価額は、使用価値により測定しており、将来キャッシュ・フローを9.4%で割り引いて算定しております。遊休不動産の回収可能価額は、正味売却価額により測定しており、価格指標は固定資産税評価額を使用しております。

（リース取引関係）

第180期 （自　平成15年４月１日 至　平成16年３月31日）	第181期 （自　平成16年４月１日 至　平成17年３月31日）
１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

第180期

１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	工具器具備品	その他	合計
取得価額相当額	2,136百万円	94百万円	2,231百万円
減価償却累計額相当額	1,121百万円	53百万円	1,174百万円
期末残高相当額	1,015百万円	41百万円	1,056百万円

尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額

１年以内	540百万円
１年超	516百万円
合計	1,056百万円

尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(3) 支払リース料及び減価償却費相当額

支払リース料	614百万円
減価償却費相当額	614百万円

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

２　オペレーティング・リース取引

未経過リース料

１年以内	64百万円
１年超	31百万円
合計	96百万円

第181期

１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	工具器具備品	その他	合計
取得価額相当額	2,056百万円	91百万円	2,147百万円
減価償却累計額相当額	976百万円	56百万円	1,033百万円
期末残高相当額	1,079百万円	34百万円	1,114百万円

尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額

１年以内	521百万円
１年超	593百万円
合計	1,114百万円

尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(3) 支払リース料及び減価償却費相当額

支払リース料	642百万円
減価償却費相当額	642百万円

(4) 減価償却費相当額の算定方法

同左

２　オペレーティング・リース取引

未経過リース料

１年以内	65百万円
１年超	94百万円
合計	160百万円

（有価証券関係）

第180期（平成16年３月31日）

子会社株式及び関連会社株式で時価のあるもの

	貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
関連会社株式	11,418	92,209	80,791

第181期（平成17年３月31日）

子会社株式及び関連会社株式で時価のあるもの

	貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
関連会社株式	11,418	118,242	106,823

（税効果会計関係）

第180期 （平成16年３月31日）		第181期 （平成17年３月31日）	
1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
（繰延税金資産）		（繰延税金資産）	
棚卸資産評価減	1,024百万円	棚卸資産評価減	1,149百万円
貸倒引当金	780百万円	貸倒引当金	703百万円
減価償却超過額	7,958百万円	減価償却超過額	10,548百万円
投資有価証券等評価減	7,898百万円	固定資産減損額	17,585百万円
未払賞与	3,391百万円	投資有価証券等評価減	8,197百万円
製品保証引当金	410百万円	未払賞与	2,955百万円
退職給付引当金	15,957百万円	製品保証引当金	533百万円
繰越欠損金	3,495百万円	退職給付引当金	8,187百万円
その他	8,176百万円	その他	8,620百万円
繰延税金資産小計	49,093百万円	繰延税金資産小計	58,481百万円
評価性引当額	△15,070百万円	評価性引当額	△ 25,619百万円
繰延税金資産合計	34,022百万円	繰延税金資産合計	32,862百万円
（繰延税金負債）		（繰延税金負債）	
圧縮記帳積立金	△1,617百万円	圧縮記帳積立金	△ 1,507百万円
		買換資産取得特別勘定積立金	△ 369百万円
		特別償却準備金	△ 7百万円
その他有価証券評価差額金	△6,947百万円	その他有価証券評価差額金	△ 4,530百万円
繰延税金負債合計	△8,565百万円	繰延税金負債合計	△ 6,414百万円
繰延税金資産の純額	25,457百万円	繰延税金資産の純額	26,447百万円
2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳		2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳	
法定実効税率	40.9%	法定実効税率	39.5%
（調整）		（調整）	
一時差異でない申告調整項目	△0.6%	一時差異でない申告調整項目	△2.0%
住民税均等割等	0.4%	住民税均等割等	0.8%
再評価土地差額調整	△2.1%	再評価土地差額調整	△24.4%
税率変更による期末繰延税金資産の減額修正	3.1%	研究費控除等	△11.2%
評価性引当額	△46.3%	評価性引当額	93.5%
		その他	1.8%
税効果会計適用後の法人税等の負担率	△4.6%	税効果会計適用後の法人税等の負担率	98.0%

（１株当たり情報）

第180期 （自　平成15年４月１日 至　平成16年３月31日）		第181期 （自　平成16年４月１日 至　平成17年３月31日）	
１　１株当たり純資産額	871.65円	１　１株当たり純資産額	836.97円
２　１株当たり当期純利益	123.38円	２　１株当たり当期純利益	0.80円
３　潜在株式調整後１株当たり当期純利益	118.36円	３　潜在株式調整後１株当たり当期純利益	―

（注）　当期の潜在株式調整後１株当たり当期純利益については、潜在株式が存在しない為、記載しておりません。

１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎

	第180期 （自　平成15年４月１日 至　平成16年３月31日）	第181期 （自　平成16年４月１日 至　平成17年３月31日）
１株当たり当期純利益金額		
当期純利益	25,579百万円	264百万円
普通株主に帰属しない金額	120百万円	100百万円
（うち利益処分による役員賞与金）	（120百万円）	（100百万円）
普通株式に係る当期純利益	25,459百万円	164百万円
期中平均株式数	206,352千株	206,339千株
潜在株式調整後１株当たり当期純利益金額		
当期純利益調整額	273百万円	―
（うち社債利息（税額相当額控除後））	（273百万円）	（―）
普通株式増加数	11,052千株	―
（うち転換社債）	（11,052千株）	（―）
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	―	―

（重要な後発事象）

該当事項はありません。

④ 【附属明細表】

【有価証券明細表】

【株式】

銘柄	株式数(株)	貸借対照表計上額(百万円)
(投資有価証券)		
その他有価証券		
㈱みずほフィナンシャルグループ	9,980	5,059
三井住友海上火災保険㈱	4,344,655	4,270
㈱静岡銀行	3,486,678	3,776
㈱三井住友フィナンシャルグループ	4,454	3,233
ミズホ・プリファード・キャピタル(ケイマン)7リミテッド	30	3,000
㈱みずほフィナンシャルグループ第11種優先株式	3,000	3,000
トヨタ自動車㈱	500,000	1,995
大日本印刷㈱	242,243	423
シャープ㈱	200,000	324
㈱三菱東京フィナンシャルグループ	226	210
その他99銘柄	―	2,059
計	―	27,353

【その他】

種類及び銘柄	投資口数等(口)	貸借対照表計上額(百万円)
(投資有価証券)		
その他有価証券		
投資信託受益証券1銘柄	50,458,708	54
計	50,458,708	54

【有形固定資産等明細表】

資産の種類	前期末残高(百万円)	当期増加額(百万円)	当期減少額(百万円)	当期末残高(百万円)	当期末減価償却累計額又は償却累計額(百万円)	当期償却額(百万円)	差引当期末残高(百万円)
有形固定資産							
建物	76,263	※1 12,688	19,565 (18,350)	69,386	46,174	2,616	23,211
構築物	15,078	※1 3,970	4,221 (4,010)	14,827	11,467	610	3,360
機械及び装置	46,841	※1 4,917	2,551	49,206	41,640	1,654	7,565
車輌運搬具	380	※1 1,278	120	1,538	1,428	16	110
工具器具備品	36,485	※1 2,567	3,165	35,887	31,255	1,962	4,632
土地	62,575	※1 508	11,619 (10,188)	51,464	—	—	51,464
建設仮勘定	1,341	※2 8,539	9,270	609	—	—	609
有形固定資産計	238,967	34,470	50,515	222,921	131,966	6,859	90,955
無形固定資産							
借地権	—	—	—	103	—	—	103
無形固定資産計	—	—	—	103	—	—	103
長期前払費用	—	1,289	—	1,289	—	—	1,289
繰延資産							
—	—	—	—	—	—	—	—
繰延資産計	—	—	—	—	—	—	—

(注) 1　※1　当期増加額には、㈱キロロ開発公社との合併により、建物9,485百万円、構築物3,245百万円、機械及び装置2,777百万円、車両運搬具1,250百万円、工具器具備品554百万円、土地45百万円を含んでおります。

2　※2　建設仮勘定の当期増加額の主なものは、本社・工場製造設備工事他5,697百万円であります。

3　当期減少額のうち(　)内は内書きで減損損失計上額であります。

4　無形固定資産については、資産総額の1%以下のため、「前期末残高」「当期増加額」及び「当期減少額」の記載を省略しております。

【資本金等明細表】

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金		(百万円)	28,534	—	—	28,534
資本金のうち既発行株式	普通株式	(株)	(206,524,626)	(—)	(—)	※1 (206,524,626)
	普通株式	(百万円)	28,355	—	—	28,355
	計	(株)	(206,524,626)	(—)	(—)	(206,524,626)
	計	(百万円)	28,355	—	—	28,355
資本準備金及びその他資本剰余金	(資本準備金)株式払込剰余金	(百万円)	26,435	—	—	26,435
	合併差益	(百万円)	13,618	—	—	13,618
	計	(百万円)	40,054	—	—	40,054
利益準備金及び任意積立金	(利益準備金)	(百万円)	4,159	—	—	4,159
	(任意積立金) 特別償却準備金	(百万円)	12	—	※3 12	—
	圧縮記帳積立金	(百万円)	2,259	※2 436	※3 193	2,502
	買換資産取得特別勘定積立金	(百万円)	440	—	※3 440	—
	別途積立金	(百万円)	62,710	※2 22,000	—	84,710
	計	(百万円)	69,581	22,436	645	91,371

(注) ※1 自己株式数は、194,350株であります。
※2 前期決算の利益処分に伴う積立によるものであります。
※3 前期決算の利益処分による取崩であります。

【引当金明細表】

区分	前期末残高(百万円)	当期増加額(百万円)	当期減少額(目的使用)(百万円)	当期減少額(その他)(百万円)	当期末残高(百万円)
貸倒引当金	2,440	1,723	265	※1 1,852	2,046
投資損失引当金	—	154	—	—	154
アフターサービス費引当金	65	14	10	※2 12	57
製品保証引当金	1,037	1,026	288	※3 426	1,349
子会社支援引当金	—	375	—	—	375
役員退職慰労引当金	658	64	45	—	677

(注) ※1 貸倒実績率による洗替計算及び個別設定による洗替分であります。
※2 過年度積立分の超過による取崩額であります。
※3 引当期間経過及び過年度積立分の超過による取崩額であります。

【被合併会社である㈱キロロ開発公社の最終事業年度の財務諸表】

① 貸借対照表

区分	注記番号	第16期（平成16年３月31日）金額（百万円）		構成比（%）
（資産の部）				
Ⅰ 流動資産				
1 現金及び預金			72	
2 商品			1	
3 貯蔵品			14	
4 前払費用			1	
5 立替金			103	
6 その他			1	
7 貸倒引当金			△0	
流動資産合計			194	2.6
Ⅱ 固定資産				
(1) 有形固定資産				
1 建物		9,485		
減価償却累計額		△4,231	5,254	
2 構築物		3,245		
減価償却累計額		△1,717	1,528	
3 機械及び装置		2,779		
減価償却累計額		△2,429	349	
4 車輌運搬具		1,250		
減価償却累計額		△1,159	90	
5 工具器具備品		570		
減価償却累計額		△492	77	
6 土地			45	
有形固定資産合計			7,346	96.9
(2) 無形固定資産				
1 借地権			0	
2 施設利用権			20	
無形固定資産合計			20	0.2
(3) 投資その他の資産				
1 出資金			0	
2 その他			21	
投資その他の資産合計			21	0.3
固定資産合計			7,389	97.4
資産合計			7,583	100.0
（負債の部）				
Ⅰ 流動負債				
1 買掛金			2	
2 短期借入金			410	
3 一年以内返済の長期借入金			7	
4 未払金			77	
5 未払費用			84	
6 未払法人税等			3	
7 預り金			1	
流動負債合計			586	7.7
Ⅱ 固定負債				
1 長期借入金			43	
固定負債合計			43	0.6
負債合計			629	8.3
（資本の部）				
Ⅰ 資本金	※1		8,000	105.5
Ⅱ 利益剰余金	※2			
1 当期未処理損失			1,046	
利益剰余金合計			△1,046	△13.8
資本合計			6,953	91.7
負債及び資本合計			7,583	100.0

② 損益計算書

区分	注記番号	第16期 (自 平成15年4月31日 至 平成16年3月31日) 金額(百万円)		構成比(%)
Ⅰ 売上高			1,453	100.0
Ⅱ 売上原価			1,442	99.2
売上総利益			11	0.8
Ⅲ 販売費及び一般管理費				
1 貸倒引当金繰入額		0		
2 従業員給与諸手当		78		
3 広告宣伝費		30		
4 企画催物費用		12		
5 営業販売手数料		9		
6 その他		3	134	9.3
営業損失			123	8.5
Ⅳ 営業外収益				
1 その他		2	2	0.2
Ⅴ 営業外費用				
1 支払利息		12		
2 その他		0	12	0.8
経常損失			132	9.1
Ⅶ 特別損失				
1 固定資産除却損	※1	3		
2 その他		1	4	0.4
税引前当期純損失			137	9.5
法人税、住民税及び事業税			3	0.2
当期純損失			141	9.7
前期繰越損失			905	
当期未処理損失			1,046	

③ 損失処理計算書

区分	注記番号	第16期 (自 平成16年6月11日)(※) 金額(百万円)	
Ⅰ 当期未処理損失			1,046
Ⅱ 次期繰越損失			1,046

(注)※ 日付は株主総会承認の日であります。

重要な会計方針

第16期 (自　平成15年４月１日 至　平成16年３月31日)
１　棚卸資産の評価基準及び評価方法 最終仕入原価法に基づく低価法であります。 ２　固定資産の減価償却の方法 有形固定資産　　定額法によっております。 無形固定資産　　定額法によっております。 ３　引当金の計上基準 貸倒引当金 営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。 ４　リース取引の処理方法 リース物件の所有権が借主に移転すると認められる以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。 ５　その他財務諸表作成のための重要な事項 (1) 消費税等の会計処理方法は、税抜方式によっております。

注記事項

（貸借対照表関係）

第16期 (平成16年３月31日)
※１　当社が発行する株式及び発行済株式の総数は次の通りであります。 会社が発行する株式の総数　　普通株式　320,000株 発行済株式総数　　普通株式　160,000株 ※２　資本の欠損の額　　1,046百万円

（損益計算書関係）

第16期 (自　平成15年４月１日 至　平成16年３月31日)
※１　固定資産除却損の主な内訳は、機械２百万円であります。

（リース取引関係）

第16期 （自　平成15年４月１日 至　平成16年３月31日）
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	車輌運搬具	工具器具備品
取得価額相当額	80百万円	11百万円
減価償却累計額相当額	80百万円	7百万円
期末残高相当額	―百万円	4百万円

尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額

１年以内	2百万円
１年超	1百万円
合計	4百万円

尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(3) 支払リース料及び減価償却費相当額

支払リース料	10百万円
減価償却費相当額	10百万円

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

（有価証券関係）

第16期 （平成16年３月31日）
当社は、有価証券を保有しておりません。

（税効果会計関係）

第16期 （平成16年３月31日）
1　繰延税金資産の発生の主な原因別の内訳

（繰延税金資産）

繰延資産償却超過額	50百万円
繰越欠損金	100百万円
その他	8百万円
繰延税金資産小計	160百万円
評価性引当額	△160百万円
繰延税金資産合計	―百万円

（１株当たり情報）

第16期 （自　平成15年４月１日 至　平成16年３月31日）	
１　１株当たり純資産額	43,460.87円
２　１株当たり当期純損失	882.50円

（重要な後発事象）

第16期 （自　平成15年４月１日 至　平成16年３月31日）
平成16年５月７日開催の取締役会および平成16年５月25日開催の臨時株主総会において、当社は平成16年７月１日をもって、ヤマハ株式会社に吸収合併されることが、それぞれ承認、決議されました。

④　附属明細表

a　有形固定資産等明細表

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
有形固定資産							
建物	9,481	7	3	9,485	4,231	339	5,254
構築物	3,245	—	—	3,245	1,717	103	1,528
機械及び装置	2,797	38	56	2,779	2,429	201	349
車両運搬具	1,249	1	—	1,250	1,159	11	90
工具器具備品	539	33	2	570	492	9	77
土地	45	—	—	45	—	—	45
有形固定資産計	17,359	81	63	17,377	10,030	664	7,346
無形固定資産							
借地権	—	—	—	0	—	—	0
施設利用権	—	—	—	116	95	7	20
無形固定資産計	—	—	—	116	95	7	20

（注）　無形固定資産については、資産総額の１％以下のため、「前期末残高」「当期増加額」及び「当期減少額」の記載を省略しております。

b　借入金等明細表

区分	前期末残高（百万円）	当期末残高（百万円）	平均利率（％）	返済期限
短期借入金	840	410	1.450	—
１年以内に返済予定の長期借入金	48	7	—	—
長期借入金（１年以内に返済予定のものを除く。）	99	43	—	平成23年 平成24年
合計	987	460	—	—

（注）　長期借入金は、「日本電信電話株式会社の株式の売払収入の活用による社会資本の整備の促進に関する特別措置法」の適用を受けたものであり、無利子であります。
また、返済予定額は各年７百万円であります。

c　資本金等明細表

区分		前期末残高	当期増加額	当期減少額	当期末残高
資本金(百万円)		8,000	—	—	8,000
資本金のうち既発行株式	普通株式　(株)	160,000	—	—	160,000
	普通株式　(百万円)	8,000	—	—	8,000
	計　(株)	160,000	—	—	160,000
	計　(百万円)	8,000	—	—	8,000

d　引当金明細表

区分	前期末残高(百万円)	当期増加額(百万円)	当期減少額	当期減少額	当期末残高(百万円)
			目的使用(百万円)	その他(百万円)	
貸倒引当金	0	0	—	※　0	0

(注)　※　当期減少額のその他は、前期計上額の洗替による取崩額です。

(2) 【主な資産及び負債の内容】

(Ⅰ)流動資産

① 現金及び預金

区分	金額(百万円)
現金	33
預金の種類	
当座預金	330
普通預金	15,593
定期預金	5,000
外貨預金	3,874
その他	9
小計	24,806
計	24,839

② 受取手形

相手先名	金額(百万円)
伯東㈱	3,283
兼松㈱	1,165
㈱第一興商	511
㈱アルペン	117
㈱森傳	52
その他	514
計	5,645

期日	金額(百万円)
平成17年4月	3,443
5月	1,960
6月	105
7月以降	136
計	5,645

③　売掛金

相手先名	金額(百万円)
加賀電子㈱	4,956
豊田通商㈱	2,306
兼松㈱	1,651
㈱第一興商	1,320
伯東㈱	1,282
その他	21,796
計	33,314

売掛金の回収状況並びに滞留状況は次の通りであります。

期首売掛金(a)(百万円)	発生高(b)(百万円)	回収高(c)(百万円)	期末売掛金(d)(百万円)
39,926	351,018	357,630	33,314

(注)1　回収率及び滞留期間の算出

イ　回収率 $\frac{(c)}{(a)+(b)}=91.48\%$　　ロ　滞留期間 $\frac{\frac{(a)+(d)}{2}}{(b)}\times 365=38$日

2　上記発生高には消費税等が含まれております。

④　製品及び商品・仕掛品

区分	製品及び商品(百万円)	仕掛品(百万円)
楽器	11,625	5,968
ＡＶ・ＩＴ	1,469	107
電子機器	2,172	752
レクリェーション	25	−
その他	900	1,347
計	16,192	8,175

⑤　原材料

区分	金額(百万円)
電子部品材料	614
金属・紙・フェルト他	1,413
計	2,028

(Ⅱ)固定資産

① 関係会社株式

区分	金額(百万円)
子会社株式	45,687
関連会社株式	12,633
計	58,321

② 関係会社出資金

区分	金額(百万円)
子会社出資金	17,365
関連会社出資金	75
計	17,441

(Ⅲ)流動負債

① 支払手形

相手先名	金額(百万円)
エルナー㈱	135
日本シイエムケイ㈱	127
河原紙器㈱	100
㈱村田製作所	73
サンケン電気㈱	63
その他	226
計	728

期日	金額(百万円)
平成17年4月	204
5月	199
6月	155
7月以降	168
計	728

② 買掛金

相手先名	金額(百万円)
㈱リョーサン	577
㈱遠藤製作所	543
ローム㈱	539
㈱ルネサス販売	472
丸文㈱	255
その他	18,034
計	20,422

③　一年以内返済の長期借入金

区分	金額（百万円）
㈱みずほコーポレート銀行	11,146
㈱静岡銀行	2,946
㈱三井住友銀行	2,946
計	17,038

④　未払費用

区分	金額（百万円）
従業員給与諸手当	9,894
広告宣伝費及び販売促進費	2,459
支払調律修理費	522
その他	8,347
計	21,224

(Ⅳ)固定負債

①　退職給付引当金

区分	金額（百万円）
退職給付引当金	22,697

②　長期預り金

区分	金額（百万円）
リゾート会員預託金	29,036

(3)　【その他】

該当事項はありません。

第６　【提出会社の株式事務の概要】

決算期	３月31日
定時株主総会	６月中
基準日	３月31日
株券の種類	１株券、５株券、10株券、50株券、100株券、500株券、1,000株券、10,000株券、100,000株券、100株未満の株数を表示した株券
中間配当基準日	９月30日
１単元の株式数	100株
株式の名義書換え	
取扱場所	名古屋市中区栄三丁目15番33号　中央三井信託銀行株式会社名古屋支店証券代行部
代理人	東京都港区芝三丁目33番１号　中央三井信託銀行株式会社
取次所	中央三井信託銀行株式会社　本店及び全国各支店 日本証券代行株式会社　本店及び全国各支店
名義書換手数料	無料
新券交付手数料	無料
単元未満株式の買取	
取扱場所	名古屋市中区栄三丁目15番33号　中央三井信託銀行株式会社名古屋支店証券代行部
代理人	東京都港区芝三丁目33番１号　中央三井信託銀行株式会社
取次所	中央三井信託銀行株式会社　本店及び全国各支店 日本証券代行株式会社　本店及び全国各支店
買取手数料	株式の売買の委託に係る手数料相当額として別途定める金額
公告掲載新聞名	東京都において発行する日本経済新聞
株主に対する特典	なし

第７　【提出会社の参考情報】

１　【提出会社の親会社等の情報】

当社には、親会社等はありません。

２　【その他の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に次の書類を提出しております。

(1)	有価証券報告書及びその添付書類	事業年度(第180期)	自　平成15年４月１日 至　平成16年３月31日	平成16年６月28日 関東財務局長に提出。
(2)	臨時報告書	企業内容等の開示に関する内閣府令第19条第２項第３号(特定子会社の異動)の規定に基づくもの		平成16年７月１日 関東財務局長に提出。
		企業内容の開示に関する内閣府令第19条第２項第12号及び第19号(財政状態及び経営成績に著しい影響を与える事象)の規定に基づくもの		平成16年12月６日 関東財務局長に提出。
(3)	半期報告書	(第181期中)	自　平成16年４月１日 至　平成16年９月30日	平成16年12月20日 関東財務局長に提出。
(4)	自己株券買付状況報告書	報告期間	自　平成16年３月１日 至　平成16年３月31日	平成16年４月５日 関東財務局長に提出。
		報告期間	自　平成16年４月１日 至　平成16年４月30日	平成16年５月10日 関東財務局長に提出。
		報告期間	自　平成16年５月１日 至　平成16年５月31日	平成16年６月１日 関東財務局長に提出。
		報告期間	自　平成16年６月１日 至　平成16年６月25日	平成16年７月１日 関東財務局長に提出。

第二部　【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の監査報告書

平成16年6月28日

ヤマハ株式会社
取締役会　御中

新日本監査法人

代表社員 関与社員	公認会計士	木　下　邦　彦	㊞
代表社員 関与社員	公認会計士	河　西　秀　治	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成15年４月１日から平成16年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、ヤマハ株式会社及び連結子会社の平成16年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

独立監査人の監査報告書

平成17年６月27日

ヤマハ株式会社
　取締役会　御中

新日本監査法人

指定社員 業務執行社員	公認会計士	木　下　邦　彦	㊞
指定社員 業務執行社員	公認会計士	河　西　秀　治	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成16年４月１日から平成17年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、ヤマハ株式会社及び連結子会社の平成17年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報

会計処理の変更に記載のとおり、当連結会計年度から、固定資産の減損に係る会計基準を適用しているため、当該会計基準により連結財務諸表を作成している。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会

独立監査人の監査報告書

平成16年６月28日

ヤマハ株式会社

取締役会　御中

新日本監査法人

代表社員 関与社員	公認会計士	木　下　邦　彦　㊞
代表社員 関与社員	公認会計士	河　西　秀　治　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成15年４月１日から平成16年３月31日までの第180期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、ヤマハ株式会社の平成16年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

独立監査人の監査報告書

平成17年６月27日

ヤマハ株式会社
　取締役会　御中

新日本監査法人

代表社員 関与社員	公認会計士	木　下　邦　彦	㊞
代表社員 関与社員	公認会計士	中　島　逸　史	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている平成16年７月１日付でヤマハ株式会社に合併された株式会社キロロ開発公社の平成15年４月１日から平成16年３月31日までの第16期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社キロロ開発公社の平成16年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

重要な後発事象に記載のとおり、会社は、平成16年５月７日開催の取締役会および平成16年５月25日開催の臨時株主総会において、平成16年７月１日をもってヤマハ株式会社と合併することを、それぞれ承認、決議している。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会

独立監査人の監査報告書

平成17年６月27日

ヤマハ株式会社
取締役会　御中

新日本監査法人

指定社員 業務執行社員	公認会計士	木　下　邦　彦	㊞
指定社員 業務執行社員	公認会計士	河　西　秀　治	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成16年４月１日から平成17年３月31日までの第181期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、ヤマハ株式会社の平成17年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

会計処理の変更に記載のとおり、当事業年度から、固定資産の減損に係る会計基準を適用しているため、当該会計基準により財務諸表を作成している。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

Exhibit 4



平成 18年 3月期　第１四半期財務・業績の概況（連結）

平成 17年 7月 29日

上場会社名　ヤマハ株式会社　（コード番号：7951　東証第１部）
(URL http://www.yamaha.co.jp/)

代表者　役職名　代表取締役社長　氏名　伊藤　修二　TEL：(053) 460 - 2141
問合せ先責任者　役職名　経理・財務部長　氏名　梅田　史生

1．四半期財務情報の作成等に係る事項
① 会計処理の方法における簡便な方法の採用の有無　：有　（詳細は添付資料に記載）
② 最近連結会計年度からの会計処理の方法の変更の有無　：無
③ 連結及び持分法の適用範囲の異動の有無　：有
連結（新規）８社　（除外）－社　持分法（新規）１社　（除外）－社

2．平成 18年 3月期 第１四半期財務・業績の概況（平成 17年 4月 1日 ～ 平成 17年 6月 30日）

(1) 経営成績（連結）の進捗状況　（百万円未満切捨表示）

	売上高		営業利益		経常利益		四半期（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
18年 3月期 第１四半期	124,112	△ 6.6	6,878	△ 54.2	11,594	△ 32.8	9,832	－
17年 3月期 第１四半期	132,903	5.4	15,010	26.6	17,246	28.5	△ 12,603	－
（参考）17年 3月期	534,079		35,695		41,302		19,697	

	１株当たり四半期（当期）純利益	潜在株式調整後１株当たり四半期（当期）純利益
	円 銭	円 銭
18年 3月期 第１四半期	47.70	47.66
17年 3月期 第１四半期	△ 61.14	－
（参考）17年 3月期	95.06	93.88

（注）売上高、営業利益等におけるパーセント表示は、対前年同四半期増減率

(2) 財政状態（連結）の変動状況

	総資産	株主資本	株主資本比率	１株当たり株主資本
	百万円	百万円	%	円 銭
18年 3月期 第１四半期	498,899	284,499	57.0	1,380.10
17年 3月期 第１四半期	491,823	245,910	50.0	1,192.84
（参考）17年 3月期	505,577	275,200	54.4	1,334.51

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
18年 3月期 第１四半期	△ 14,188	△ 5,461	△ 266	32,210
17年 3月期 第１四半期	970	△ 3,437	974	29,768
（参考）17年 3月期	39,588	△ 12,896	△ 8,306	50,393

3．平成18年 3月期の連結業績予想（平成 17年 4月 1日 ～ 平成 18年 3月 31日）

業績予想の見直しは行っておりません。

４．経営成績の進捗状況及び財政状態の変動状況に関する定性的情報等

（１）経営成績（連結）の進捗状況に関する定性的情報

当第１四半期（平成17年４月１日から平成17年６月30日まで）の販売状況につきましては、楽器事業が微減、ＡＶ・ＩＴ事業、電子機器・電子金属事業が売上げ減少となったことにより、売上高は1,241億12百万円（前年同期比6.6%減少）となりました。このうち、国内売上高は769億２百万円（前年同期比11.8%減少）、海外売上高は472億10百万円（前年同期比3.2%増加）となりました。

事業の種類別セグメントの販売状況は、楽器事業は、ピアノ、クラビノーバが売上げを伸ばし、音響機器が海外で好調に推移しましたが、エレクトーンは「ステージア」の一服感から売上げ減少となりました。
ＡＶ・ＩＴ事業は、ＡＶ機器が売上げ減少となったほか、ルーターも競争激化により苦戦しました。
電子機器・電子金属事業は、携帯電話用音源ＬＳＩが大幅な売上げ減少となりました。
リビング事業は、システムキッチンが好調に推移し、売上げ増加となりましたが、レクリエーション事業、その他の事業は売上げ減少となりました。

損益につきましては、営業利益68億78百万円（前年同期比54.2%減少）、経常利益115億94万円（前年同期比32.8%減少）となりました。その結果、四半期純利益は98億32百万円（前年同期は四半期純損失126億３百万円）となりました。

（２）財政状態（連結）の変動状況に関する定性的情報

当第１四半期（平成17年４月１日から平成17年６月30日まで）のキャッシュ・フローの状況につきましては、営業活動によるキャッシュ・フローでは税金等調整前四半期純利益が128億２百万円となりましたが、法人税等の支払、棚卸資産の増加等により、使用した資金は141億88百万円となりました。
投資活動によるキャッシュ・フローでは設備投資の実施等により、使用した資金は54億61百万円となりました。
財務活動によるキャッシュ・フローでは配当金の支払等により、使用した資金は２億66百万円となりました。
以上により現金及び現金同等物は198億68百万円減少し、当第１四半期末残高は322億10百万円となりました。

（３）業績予想に関する定性的情報

平成18年３月期の業績予想につきましては見直しを行っておりません。なお、平成17年４月28日決算発表時の連結業績予想は次の通りです。

平成18年３月期の連結業績予想（平成17年 ４月 １日 ～ 平成18年 ３月 31日）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
中間期	261,500	18,000	12,000
通期	546,000	42,500	29,000

（参考）１株当たり予想当期純利益（通期） 140円 68銭

当資料の記載内容のうち、将来に関する見通し及び計画に基づいた将来予測には、リスクや不確定な要素などの要因が含まれており、実際の成果や業績などは、記載の見通しとは異なる可能性があります。

（添付資料）

1．（要約）四半期連結貸借対照表

（単位：百万円）

科目	当第１四半期（平成17．６．30）	前第１四半期（平成16．６．30）	増減		前期（平成17．３．31）
	金額	金額	金額	増減率	金額
（資産の部）				%	
Ⅰ 流動資産					
現金及び預金	35,554	30,548	5,006	16.4	51,205
受取手形及び売掛金	74,849	83,525	△8,676	△10.4	73,688
棚卸資産	84,675	79,266	5,409	6.8	78,434
その他	20,430	19,693	737	3.7	22,251
流動資産合計	215,510	213,033	2,477	1.2	225,581
Ⅱ 固定資産					
有形固定資産	146,024	144,009	2,015	1.4	146,428
無形固定資産	3,949	905	3,044	336.4	1,026
投資その他の資産	133,415	133,875	△460	△0.3	132,541
固定資産合計	283,388	278,790	4,598	1.6	279,996
資産合計	498,899	491,823	7,076	1.4	505,577
（負債の部）					
Ⅰ 流動負債					
支払手形及び買掛金	38,679	42,809	△4,130	△9.6	37,686
短期借入金	22,206	21,684	522	2.4	17,825
一年以内返済の長期借入金	21,323	7,587	13,736	181.0	22,259
未払費用及び未払金	31,807	31,944	△137	△0.4	45,167
その他	16,374	18,864	△2,490	△13.2	22,882
流動負債合計	130,391	122,889	7,502	6.1	145,820
Ⅱ 固定負債					
長期借入金	6,960	23,624	△16,664	△70.5	6,514
退職給付引当金	28,260	48,774	△20,514	△42.1	28,269
その他	45,034	46,942	△1,908	△4.1	45,938
固定負債合計	80,255	119,342	△39,087	△32.8	80,722
負債合計	210,647	242,231	△31,584	△13.0	226,542
（少数株主持分）					
少数株主持分	3,753	3,681	72	2.0	3,834
（資本の部）					
Ⅰ 資本金	28,534	28,534	－	－	28,534
Ⅱ 資本剰余金	40,054	40,054	－	－	40,054
Ⅲ 利益剰余金	220,314	182,142	38,172	21.0	212,340
Ⅳ 土地再評価差額金	22,125	22,337	△212	△0.9	22,453
Ⅴ その他有価証券評価差額金	7,231	11,037	△3,806	△34.5	7,364
Ⅵ 為替換算調整勘定	△33,478	△37,939	4,461	－	△35,267
Ⅶ 自己株式	△282	△255	△27	－	△279
資本合計	284,499	245,910	38,589	15.7	275,200
負債、少数株主持分及び資本合計	498,899	491,823	7,076	1.4	505,577

２．（要約）四半期連結損益計算書

（単位：百万円）

科　　目	当第１四半期 (平成17．4．1～ 平成17．6．30)	前第１四半期 (平成16．4．1～ 平成16．6．30)	増　減		前　期 (平成16．4．1～ 平成17．3．31)
	金　額	金　額	金　額	増減率	金　額
				%	
Ⅰ　売上高	124,112	132,903	△8,791	△6.6	534,079
Ⅱ　売上原価	78,190	80,573	△2,383	△3.0	335,705
延払未実現利益	28	69			221
合計売上総利益	45,950	52,399	△6,449	△12.3	198,595
Ⅲ　販売費及び一般管理費	39,071	37,389	1,682	4.5	162,899
営業利益	6,878	15,010	△8,132	△54.2	35,695
Ⅳ　営業外収益	5,915	3,621	2,294	63.4	12,155
Ⅴ　営業外費用	1,199	1,385	△186	△13.4	6,548
経常利益	11,594	17,246	△5,652	△32.8	41,302
Ⅵ　特別利益					
厚生年金基金代行返上益	－	－			19,927
その他	1,325	437			7,464
特別利益合計	1,325	437	888	203.2	27,391
Ⅶ　特別損失					
減損損失	－	32,549			32,703
その他	117	303			2,475
特別損失合計	117	32,852	△32,735	△99.6	35,178
税金等調整前四半期（当期）純利益	12,802	△15,169	27,971	－	33,516
法人税、住民税及び事業税	1,766	4,002	△2,236	△55.9	14,497
法人税等調整額	1,150	△6,711	7,861	－	△1,088
少数株主利益	52	142	△90	△63.4	409
四半期（当期）純利益	9,832	△12,603	22,435	－	19,697

３．四半期連結剰余金計算書

（単位：百万円）

科　　目	当第１四半期 (平成17．4．1～平成17．6．30)		前第１四半期 (平成16．4．1～平成16．6．30)		前　期 (平成16．4．1～平成17．3．31)	
	金　額		金　額		金　額	
（資本剰余金の部）						
Ⅰ　資本剰余金期首残高		40,054		40,054		40,054
Ⅱ　資本剰余金期末残高		40,054		40,054		40,054
（利益剰余金の部）						
Ⅰ　利益剰余金期首残高		212,340		203,485		203,485
Ⅱ　利益剰余金増加高						
1. 四半期（当期）純利益	9,832		－		19,697	
2. 連結会社増減に伴う増加高	863		－		－	
3. 土地再評価差額金取崩高	282		－		－	
4. 持分変動に伴う土地再評価差額金取崩高	－	10,978	10	10	188	19,886
Ⅲ　利益剰余金減少高						
1. 配当金	2,579		2,063		3,611	
2. 役員賞与金	100		121		121	
3. 四半期純損失	－		12,603		－	
4. 連結会社増減に伴う減少高	120		36		36	
5. 持分変動に伴う減少高	205		23		371	
6. 土地再評価差額金取崩高	－	3,005	6,505	21,354	6,890	11,031
Ⅳ　利益剰余金期末残高		220,314		182,142		212,340

４．（要約）四半期連結キャッシュ・フロー計算書

（単位：百万円）

科　目	当第１四半期 (平成17. 4. 1～ 平成17. 6. 30) 金　額	前第１四半期 (平成16. 4. 1～ 平成16. 6. 30) 金　額	前　期 (平成16. 4. 1～ 平成17. 3. 31) 金　額
Ⅰ　営業活動によるキャッシュ・フロー			
税金等調整前四半期（当期）純利益	12,802	△15,169	33,516
減価償却費	4,703	4,713	18,958
減損損失	―	32,549	32,703
売上債権の増減額	△1,211	△1,930	8,636
棚卸資産の増減額	△4,513	△6,494	△4,654
仕入債務の増減額	789	2,608	△2,798
法人税等の支払額	△9,575	△666	△5,501
その他	△17,184	△14,639	△41,270
営業活動によるキャッシュ・フロー	△14,188	970	39,588
Ⅱ　投資活動によるキャッシュ・フロー			
有形固定資産の取得による支出	△4,583	△5,483	△21,450
有形固定資産の売却による収入	1,577	1,631	2,527
その他	△2,455	414	6,026
投資活動によるキャッシュ・フロー	△5,461	△3,437	△12,896
Ⅲ　財務活動によるキャッシュ・フロー			
短期借入金の増減額（純額）	3,749	5,063	902
長期借入金の増減額（純額）	△619	△1,102	△3,477
配当金の支払額	△2,579	△2,063	△3,611
その他	△818	△922	△2,121
財務活動によるキャッシュ・フロー	△266	974	△8,306
Ⅳ　現金及び現金同等物に係る換算差額	48	353	1,099
Ⅴ　現金及び現金同等物の増減額	△19,868	△1,139	19,485
Ⅵ　現金及び現金同等物の期首残高	50,393	31,245	31,245
Ⅶ　新規連結子会社の現金及び現金同等物の期首残高	1,685	―	―
Ⅷ　除外連結子会社の現金及び現金同等物の期首残高	―	△337	△337
Ⅸ　現金及び現金同等物の期末残高	32,210	29,768	50,393

５．四半期連結財務諸表作成のための基本となる事項

１．会計処理の方法における簡便な方法の採用の有無

当社は、中間連結財務諸表等の作成基準をベースとしつつ、以下のとおり投資者等の利害関係者の判断を大きく誤らせないと考えられる範囲で一定の簡便な手続を採用しております。

［重要な簡便な手続の内容］

１．減価償却費は年間償却予定額の当第１四半期分を計上しております。

２．税金費用の算出は簡便的な方法により計算しております。

６．セグメント情報

（１）事業の種類別セグメント情報

（単位：百万円）

	当第１四半期（平成17．４．１～平成17．６.30）								
	楽器	ＡＶ・ＩＴ	電子機器 電子金属	リビング	レクリエーション	その他	計	消去 又は全社	連結
売上高 (1)外部顧客に対する売上高	73,345	16,223	13,829	11,177	4,047	5,488	124,112		124,112
(2)セグメント間の内部売上高又は振替高			409				409	△409	
計	73,345	16,223	14,238	11,177	4,047	5,488	124,521	△409	124,112
営業費用	68,980	16,171	11,664	10,899	4,544	5,382	117,642	△409	117,233
営業利益	4,365	52	2,574	277	△497	105	6,878		6,878

（注）事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、電子機器・電子金属事業、リビング事業、レクリエーション事業及びその他の事業に区分しております。

（単位：百万円）

	前第１四半期（平成16．４．１～平成16．６.30）								
	楽器	ＡＶ・ＩＴ	電子機器 電子金属	リビング	レクリエーション	その他	計	消去 又は全社	連結
売上高 (1)外部顧客に対する売上高	73,568	17,661	21,177	10,424	4,291	5,779	132,903		132,903
(2)セグメント間の内部売上高又は振替高			582				582	△582	
計	73,568	17,661	21,760	10,424	4,291	5,779	133,486	△582	132,903
営業費用	66,984	15,867	14,048	10,524	5,077	5,972	118,476	△582	117,893
営業利益	6,583	1,794	7,711	△100	△785	△193	15,010		15,010

（単位：百万円）

	前期（平成16．４．１～平成17．３.31）								
	楽器	ＡＶ・ＩＴ	電子機器 電子金属	リビング	レクリエーション	その他	計	消去 又は全社	連結
売上高 (1)外部顧客に対する売上高	302,617	77,720	69,048	42,844	18,290	23,557	534,079		534,079
(2)セグメント間の内部売上高又は振替高			2,143				2,143	△2,143	
計	302,617	77,720	71,192	42,844	18,290	23,557	536,222	△2,143	534,079
営業費用	288,434	74,069	51,221	42,869	20,543	23,388	500,527	△2,143	498,383
営業利益	14,183	3,651	19,970	△24	△2,253	168	35,695		35,695

（2）所在地別セグメント情報

（単位：百万円）

	当第１四半期（平成17．4．1～平成17．6．30）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
売上高 (1)外部顧客に対する売上高	79,530	16,981	17,183	10,417	124,112		124,112
(2)セグメント間の内部売上高又は振替高	32,595	427	188	13,132	46,343	△46,343	
計	112,125	17,409	17,371	23,549	170,456	△46,343	124,112
営業費用	106,108	17,233	16,891	22,577	162,811	△45,577	117,233
営業利益	6,017	175	479	972	7,644	△766	6,878

（注）1.　国又は地域の区分は、地理的近接度によっております。
2.　各区分に属する主な国又は地域
北米……アメリカ、カナダ　　欧州……ドイツ、イギリス
アジア・オセアニア・その他の地域……中国、オーストラリア

（単位：百万円）

	前第１四半期（平成16．4．1～平成16．6．30）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
売上高 (1)外部顧客に対する売上高	90,870	16,275	17,098	8,659	132,903		132,903
(2)セグメント間の内部売上高又は振替高	33,994	344	112	13,595	48,046	△48,046	
計	124,865	16,619	17,210	22,254	180,950	△48,046	132,903
営業費用	110,425	16,198	16,444	21,302	164,371	△46,478	117,893
営業利益	14,439	421	765	952	16,578	△1,568	15,010

（単位：百万円）

	前期（平成16．4．1～平成17．3．31）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
売上高 (1)外部顧客に対する売上高	327,895	85,465	83,289	37,429	534,079		534,079
(2)セグメント間の内部売上高又は振替高	139,933	1,428	526	59,410	201,299	△201,299	
計	467,828	86,894	83,815	96,840	735,379	△201,299	534,079
営業費用	442,131	82,692	79,913	93,061	697,799	△199,415	498,383
営業利益	25,697	4,202	3,901	3,779	37,580	△1,884	35,695

（３）海外売上高

（単位：百万円）

	当第１四半期（平成17．４．１～平成17．６．30）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ　海外売上高	17,169	17,409	12,631	47,210
Ⅱ　連結売上高				124,112
Ⅲ　連結売上高に占める海外売上高の割合	13.8%	14.0%	10.2%	38.0%

（注）国又は地域の区分及び各区分に属する主な国又は地域は、所在地セグメント情報と同様であります。

（単位：百万円）

	前第１四半期（平成16．４．１～平成16．６．30）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ　海外売上高	16,665	17,357	11,710	45,733
Ⅱ　連結売上高				132,903
Ⅲ　連結売上高に占める海外売上高の割合	12.5%	13.1%	8.8%	34.4%

（単位：百万円）

	前期（平成16．４．１～平成17．３．31）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ　海外売上高	86,717	84,483	49,971	221,173
Ⅱ　連結売上高				534,079
Ⅲ　連結売上高に占める海外売上高の割合	16.2%	15.8%	9.4%	41.4%

Exhibit 4

YAMAHA CORPORATION

Overview of Consolidated Performance in the First Quarter of the Fiscal Year Ending March 31, 2006 (April 1, 2005, to June 30, 2005)

July 29, 2005

Company name: YAMAHA CORPORATION
(URL http://www.global.yamaha.com/ir/report/)
Code number: 7951
Address of headquarters: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director: Shuji Ito, President and Representative Director
For further information, please contact: Fumio Umeda, Accounting and Finance Manager
Telephone: +81 53 460 2141
Stock listings: Tokyo Stock Exchange (First Section)

1. ITEMS RELATED TO THE PREPARATION OF PERFORMANCE DATA FOR THE PERIOD

(1) Whether the Company Has Adopted Simplified Accounting Procedures: Yes
(See attached documents for details.)

(2) Difference in Accounting Policies from the Fiscal Year Ended March 31, 2005: No

(3) Changes in the Status of Consolidated Companies and Companies Accounted for using the Equity Method: Yes

Consolidated companies:

Number of companies newly consolidated: 8

Number of companies removed from consolidation: —

Equity method:

Number of companies newly accounted for using the equity method: 1

Number of companies removed from the equity method: —

2. OVERVIEW OF CONSOLIDATED PERFORMANCE IN THE FIRST QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2006 (April 1, 2005–June 30, 2005)

Figures of less than ¥1 million have been omitted.

(1) Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year
First quarter of FY2006	¥124,112	(6.6)	¥ 6,878	(54.2)	¥11,594	(32.8)
First quarter of FY2005	¥132,903	5.4	¥15,010	26.6	¥17,246	28.5
(Reference) FY2005	¥534,079		¥35,695		¥41,302	

	Net income (loss)		Net income (loss) per share	Net income per share after full dilution
	Millions of yen	% change from the previous fiscal year	Yen	Yen
First quarter of FY2006	¥ 9,832	—	¥ 47.70	¥47.66
First quarter of FY2005	¥(12,603)	—	¥(61.14)	¥ —
(Reference) FY2005	¥ 19,697		¥ 95.06	¥93.88

(2) Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
First quarter of FY2006	¥498,899	¥284,499	57.0	¥1,380.10
First quarter of FY2005	¥491,823	¥245,910	50.0	¥1,192.84
(Reference) FY2005	¥505,577	¥275,200	54.4	¥1,334.51

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First quarter of FY2006	¥(14,188)	¥ (5,461)	¥ (266)	¥32,210
First quarter of FY2005	¥ 970	¥ (3,437)	¥ 974	¥29,768
(Reference) FY2005	¥ 39,588	¥(12,896)	¥(8,306)	¥50,393

3. OUTLOOK OF RESULTS FOR FY2006 (April 1, 2005–March 31, 2006)

No changes have been made in the Company's outlook.

4. OPERATING RESULTS AND FINANCIAL CONDITION

(1) Operating Results

During the first quarter of the fiscal year (April 1, 2005, to June 30, 2005), sales by segment were as follows. The musical instruments segment reported a slight decline in sales compared with the same quarter of the previous fiscal year and the AT/IT and electronic equipment and metal products segments also showed declines. As a consequence, YAMAHA's net sales declined 6.6% from the same quarter of the previous fiscal year, to ¥124,112 million. Of this total, domestic sales declined 11.8%, to ¥76,902 million, and overseas sales posted a gain of 3.2%, rising to ¥47,210 million.

Regarding product categories by segment, within the musical instruments segment, sales of pianos and Clavinovas™ increased and overseas sales of professional audio equipment were strong. However, sales of the Electone™ "STAGEA™" paused and posted a decline.

In the AV/IT segment, sales of AV equipment declined and routers encountered more intense competition.

Within the electronic equipment and metal product segment, sales of LSI sound chips for mobile phones recorded a substantial decline.

In the lifestyle-related segment, sales of system kitchens were strong, but in the recreation segment and others, sales declined.

Turning to profits, operating income decreased 54.2% from the same quarter of the previous year, to ¥6,878 million and recurring profit declined 32.8%, to ¥11,594 million. As a result, net income for the quarter was ¥9,832 million, compared with net loss of ¥12,603 million for the same quarter of the previous fiscal year.

(2) Financial Condition

Regarding cash flows during the first quarter (April 1, 2005, to June 30, 2005), cash flows used for operations amounted to ¥14,188 million. Income before taxes and minority interests amounted to ¥12,802 million, however, it could not cover cash used in operations, including payments of corporate income taxes and increases in inventories.

Among cash flows used in investment activities, the Company used ¥5,461 million to implement capital investments and other investment-related activities.

Among cash flows used in financing activities, the Company used ¥266 million for payment of cash dividends and other finance-related activities.

As a result of these movements in cash flows, cash and cash equivalents at the end of the quarter amounted to ¥32,210 million, ¥19,868 million lower than at the beginning of the quarter.

(3) Qualitative Comments on the Outlook for Consolidated Performance

The Company has not revised its outlook for the fiscal year ending March 31, 2006. The outlook issued at the time of the announcement of the consolidated financial statements on April 28, 2005, is as follows.

Outlook of Results for Fiscal 2006 (April 1, 2005, to March 31, 2006)

Consolidated

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Interim period	¥261,500	¥18,000	¥12,000
Full year	¥546,000	¥42,500	¥29,000

Reference: Net income per share for the fiscal year is forecasted to be ¥140.68.

(Supplementary Data)

1. SUMMARY OF CONSOLIDATED BALANCE SHEETS

	First quarter of FY2006 (as of June 30, 2005)	First quarter of FY2005 (as of June 30, 2004)	Increase (decrease)		FY2005 (as of March 31, 2005)
	Millions of yen	Millions of yen	Millions of yen	%	Millions of yen
ASSETS					
Current assets:					
Cash and bank deposits	**¥ 35,554**	¥ 30,548	¥ 5,006	16.4	¥ 51,205
Notes and accounts receivable	**74,849**	83,525	(8,676)	(10.4)	73,688
Inventories	**84,675**	79,266	5,409	6.8	78,434
Other current assets	**20,430**	19,693	737	3.7	22,251
Total current assets	**215,510**	213,033	2,477	1.2	225,581
Fixed assets:					
Tangible assets	**146,024**	144,009	2,015	1.4	146,428
Intangible assets	**3,949**	905	3,044	336.4	1,026
Investments and other assets	**133,415**	133,875	(460)	(0.3)	132,541
Total fixed assets	**283,388**	278,790	4,598	1.6	279,996
Total assets	**498,899**	¥491,823	7,076	1.4	505,577
LIABILITIES					
Current liabilities:					
Notes and accounts payable	**38,679**	¥ 42,809	(4,130)	(9.6)	37,686
Short-term loans	**22,206**	21,684	522	2.4	17,825
Current portion of long-term debt	**21,323**	7,587	13,736	181.0	22,259
Accrued expenses	**31,807**	31,944	(137)	(0.4)	45,167
Other current liabilities	**16,374**	18,864	(2,490)	(13.2)	22,882
Total current liabilities	**130,391**	122,889	7,502	6.1	145,820
Long-term liabilities:					
Long-term debt	**6,960**	23,624	(16,664)	(70.5)	6,514
Accrued employees' retirement benefits	**28,260**	48,774	(20,514)	(42.1)	28,269
Other fixed liabilities	**45,034**	46,942	(1,908)	(4.1)	45,938
Total long-term liabilities	**80,255**	119,342	(39,087)	(32.8)	80,722
Total liabilities	**210,647**	242,231	(31,584)	(13.0)	226,542
MINORITY INTERESTS	3,753	3,681	72	2.0	3,834
SHAREHOLDERS' EQUITY					
Common stock	**28,534**	28,534	—	—	28,534
Capital surplus	**40,054**	40,054	—	—	40,054
Earned surplus	**220,314**	182,142	38,172	21.0	212,340
Reserve for land revaluation	**22,125**	22,337	(212)	(0.9)	22,453
Net unrealized holding gains on other securities	**7,231**	11,037	(3,806)	(34.5)	7,364
Translation adjustments	**(33,478)**	(37,939)	4,461	—	(35,267)
Treasury stock, at cost	**(282)**	(255)	(27)	—	(279)
Total shareholders' equity	**284,499**	245,910	38,589	15.7	275,200
Total liabilities, minority interests and shareholders' equity	**¥498,899**	¥491,823	¥ 7,076	1.4	¥505,577

Note: Figures of less than ¥1 million have been omitted.

2. SUMMARY OF CONSOLIDATED STATEMENTS OF OPERATIONS

	First quarter of FY2006 (Apr. 1, 2005–June 30, 2005)	First quarter of FY2005 (Apr. 1, 2004–June 30, 2004)	Increase (Decrease)		FY2005 (Apr. 1, 2004–Mar. 31, 2005)
	Millions of yen	Millions of yen	Millions of yen	%	Millions of yen
Net sales	**¥124,112**	¥132,903	(8,791)	(6.6)	¥534,079
Cost of sales	**78,190**	80,573	(2,383)	(3.0)	335,705
Unrealized profit	**28**	69			221
Total gross profit	**45,950**	52,399	(6,449)	(12.3)	198,595
Selling, general and administrative expenses	**39,071**	37,389	1,682	4.5	162,899
Operating income	**6,878**	15,010	(8,132)	(54.2)	35,695
Non-operating income	**5,915**	3,621	2,294	63.4	12,155
Non-operating expenses	**1,199**	1,385	(186)	(13.4)	6,548
Recurring profit	**11,594**	17,246	(5,652)	(32.8)	41,302
Other profit					
Gain on return of substitutional portion of employee welfare pension fund	—	—			19,927
Other	**1,325**	437			7,464
Total other profit	**1,325**	437	888	203.2	27,391
Other loss:					
Impairment loss	—	32,549			32,703
Other	**117**	303			2,475
Total other loss	**117**	32,852	(32,735)	(99.6)	35,178
Income (loss) before income taxes and minority interests	**12,802**	(15,169)	27,971	—	33,516
Current income taxes	**1,766**	4,002	(2,236)	(55.9)	14,497
Deferred income taxes (benefit)	**1,150**	(6,711)	7,861	—	(1,088)
Minority interests	**52**	142	(90)	(63.4)	409
Net income (loss)	**9,832**	¥ (12,603)	22,435	—	19,697

3. SUMMARY OF CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Millions of yen					
	First quarter of FY2006 (Apr. 1, 2005–June 30, 2005)		First quarter of FY2005 (April 1, 2004–June 30, 2004)		FY2005 (Apr. 1, 2004–Mar. 31, 2005)	
CAPITAL SURPLUS						
Balance at beginning of period		**¥ 40,054**		¥ 40,054		¥ 40,054
Balance at end of period		**40,054**		40,054		40,054
EARNED SURPLUS						
Balance at beginning of period		**212,340**		203,485		203,485
Additional earned surplus:						
Net income	**¥9,832**		¥ —		¥19,697	
Effect of change in scope of consolidation	**863**		—		—	
Reversal of reserve for land revaluation	**282**		—		—	
Reversal of reserve for land revaluation resulting from change of interest in subsidiaries	—	**10,978**	10	10	188	19,886
Deduction from earned surplus:						
Cash dividends paid	**2,579**		2,063		3,611	
Bonuses to directors and statutory auditors	**100**		121		121	
Net loss	—		12,603		—	
Effect of change in scope of consolidation	**120**		36		36	
Effect of change in interests in subsidiaries	**205**		23		371	
Reversal of reserve for land evaluation	—	**3,005**	6,505	21,354	6,890	11,031
Balance at end of period		**¥220,314**		¥182,142		¥212,340

Note: Figures of less than ¥1 million have been omitted.

4. SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		
	First quarter of FY2006 (Apr. 1, 2005–June 30, 2005)	First quarter of FY2005 (Apr. 1, 2004–June 30, 2004)	FY2005 (Apr. 1, 2004–Mar. 31, 2005)
Cash flows from operating activities:			
Income (loss) before income taxes and minority interests	**¥12,802**	¥(15,169)	**¥33,516**
Depreciation and amortization	**4,703**	4,713	**18,958**
Impairment loss	**—**	32,549	**32,703**
(Increase) decrease in accounts and notes receivable—trade	**(1,211)**	(1,930)	**8,636**
(Increase) decrease in inventories	**(4,513)**	(6,494)	**(4,654)**
Increase (decrease) in accounts and notes payable	**789**	2,608	**(2,798)**
Income taxes paid and refunded	**(9,575)**	(666)	**(5,501)**
Other, net	**(17,184)**	(14,639)	**(41,270)**
Net cash provided by operating activities	**(14,188)**	970	**39,588**
Cash flows from investing activities:			
Purchases of fixed assets	**(4,583)**	(5,483)	**(21,450)**
Proceeds from sale of fixed assets	**1,577**	1,631	**2,527**
Other, net	**(2,455)**	414	**6,026**
Net cash used in investing activities	**(5,461)**	(3,437)	**(12,896)**
Cash flows from financing activities:			
Increase (decrease) in short-term loans	**3,749**	5,063	**902**
(Decrease) increase in long-term loans	**(619)**	(1,102)	**(3,477)**
Cash dividends paid	**(2,579)**	(2,063)	**(3,611)**
Other, net	**(818)**	(922)	**(2,121)**
Net cash provided by (used in) financing activities	**(266)**	974	**(8,306)**
Effect of exchange rate changes on cash and cash equivalents	**48**	353	**1,099**
Net (decrease) increase in cash and cash equivalents	**(19,868)**	(1,139)	**19,485**
Cash and cash equivalents at beginning of period	**50,393**	31,245	**31,245**
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation	**1,685**	—	**—**
Decrease in cash and cash equivalents arising from exclusion of subsidiaries in consolidation at beginning of period	**—**	(337)	**(337)**
Cash and cash equivalents at end of period	**¥32,210**	¥ 29,768	**¥50,393**

5. BASIC ITEMS FOR THE PREPARATION OF THE QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

Whether the Company Has Adopted Simplified Accounting Procedures

The following simplified accounting procedures are based on the standards used in the Company's interim consolidated financial statements and will help investors and other stakeholders make sound decisions.

Simplified Procedures

1. Depreciation expenses represent one quarter of total planned annual depreciation.
2. A simplified method is used to calculate tax expenses.

6. SEGMENT INFORMATION

(1) Business Segments

(First quarter of FY2006 (April 1, 2005–June 30, 2005)) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	**¥73,345**	**¥16,223**	**¥13,829**	**¥11,177**	**¥4,047**	**¥5,488**	**¥124,112**	**¥ —**	**¥124,112**
Intersegment sales or transfers	—	—	**409**	—	—	—	**409**	**(409)**	—
Total sales	**73,345**	**16,223**	**14,238**	**11,177**	**4,047**	**5,488**	**124,521**	**(409)**	**124,112**
Operating expenses	**68,980**	**16,171**	**11,664**	**10,899**	**4,544**	**5,382**	**117,642**	**(409)**	**117,233**
Operating income (loss)	**¥ 4,365**	**¥ 52**	**¥ 2,574**	**¥ 277**	**¥ (497)**	**¥ 105**	**¥ 6,878**	**¥ —**	**¥ 6,878**

Note: Business sectors: Divided into the categories of musical instruments, AV/IT, electronic equipment and metal products, lifestyle-related products, recreation and others based on consideration of similarities of product type, characteristics and market, etc.

(First quarter of FY2005 (April 1, 2004–June 30, 2004)) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥73,568	¥17,661	¥21,177	¥10,424	¥4,291	¥5,779	¥132,903	¥ —	¥132,903
Intersegment sales or transfers	—	—	582	—	—	—	582	(582)	—
Total sales	73,568	17,661	21,760	10,424	4,291	5,779	133,486	(582)	132,903
Operating expenses	66,984	15,867	14,048	10,524	5,077	5,972	118,476	(582)	117,893
Operating income (loss)	¥ 6,583	¥ 1,794	¥ 7,711	¥ (100)	¥ (785)	¥ (193)	¥ 15,010	¥ —	¥ 15,010

(FY2005 (April 1, 2004–March 31, 2005)) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥302,617	¥77,720	¥69,048	¥42,844	¥18,290	¥23,557	¥534,079	¥ —	¥534,079
Intersegment sales or transfers	—	—	2,143	—	—	—	2,143	(2,143)	—
Total sales	302,617	77,720	71,192	42,844	18,290	23,557	536,222	(2,143)	534,079
Operating expenses	288,434	74,069	51,221	42,869	20,543	23,388	500,527	(2,143)	498,383
Operating income (loss)	¥ 14,183	¥ 3,651	¥19,970	¥ (24)	¥(2,253)	¥ 168	¥ 35,695	¥ —	¥ 35,695

(2) Geographical Segments

(First quarter of FY2006 (April 1, 2005–June 30, 2005)) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	**¥ 79,530**	**¥16,981**	**¥17,183**	**¥10,417**	**¥124,112**	**¥ —**	**¥124,112**
Intersegment sales or transfers	**32,595**	**427**	**188**	**13,132**	**46,343**	**(46,343)**	**—**
Total sales	**112,125**	**17,409**	**17,371**	**23,549**	**170,456**	**(46,343)**	**124,112**
Operating expenses	**106,108**	**17,233**	**16,891**	**22,577**	**162,811**	**(45,577)**	**117,233**
Operating income	**¥ 6,017**	**¥ 175**	**¥ 479**	**¥ 972**	**¥ 7,644**	**¥ (766)**	**¥ 6,878**

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, U.K.
Asia, Oceania and other areas: China, Australia

(First quarter of FY2005 (April 1, 2004–June 30, 2004)) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥ 90,870	¥16,275	¥17,098	¥ 8,659	¥132,903	¥ —	¥132,903
Intersegment sales or transfers	33,994	344	112	13,595	48,046	(48,046)	—
Total sales	124,865	16,619	17,210	22,254	180,950	(48,046)	132,903
Operating expenses	110,425	16,198	16,444	21,302	164,371	(46,478)	117,893
Operating income	¥ 14,439	¥ 421	¥ 765	¥ 952	¥ 16,578	¥(1,568)	¥ 15,010

(FY2005 (April 1, 2004–March 31, 2005)) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥327,895	¥85,465	¥83,289	¥37,429	¥534,079	¥ —	¥534,079
Intersegment sales or transfers	139,933	1,428	526	59,410	201,299	(201,299)	—
Total sales	467,828	86,894	83,815	96,840	735,379	(201,299)	534,079
Operating expenses	442,131	82,692	79,913	93,061	697,799	(199,415)	498,383
Operating income	¥ 25,697	¥ 4,202	¥ 3,901	¥ 3,779	¥ 37,580	¥ (1,884)	¥ 35,695

(3) Overseas Sales

(First quarter of FY2006 (April 1, 2005–June 30, 2005)) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	**¥17,169**	**¥17,409**	**¥12,631**	**¥ 47,210**
Net sales	—	—	—	**124,112**
% of net sales	**13.8%**	**14.0%**	**10.2%**	**38.0%**

Note: Division by country or region is based on geographical proximity.

(First quarter of FY2005 (April 1, 2004–June 30, 2004)) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥16,665	¥17,357	¥11,710	¥ 45,733
Net sales	—	—	—	132,903
% of net sales	12.5%	13.1%	8.8%	34.4%

(FY2005 (April 1, 2004–March 31, 2005)) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥86,717	¥84,483	¥49,971	¥221,173
Net sales	—	—	—	534,079
% of net sales	16.2%	15.8%	9.4%	41.4%

Exhibit 5

2006年3月期第1四半期業績資料

ヤマハ株式会社

	1Q当初予想 (05/04/28発表)	1Q実績	前年同期実績	当期予想 06年3月期	前期実績 05年3月期
売上高	1,258億円	1,241億円	1,329億円	5,460億円	5,341億円
国内売上高	755億円 (60.0%)	769億円 (62.0%)	872億円 (65.6%)	2,972億円 (54.4%)	3,129億円 (58.6%)
海外売上高	503億円 (40.0%)	472億円 (38.0%)	457億円 (34.4%)	2,488億円 (45.6%)	2,212億円 (41.4%)
営業利益	61億円 (4.8%)	69億円 (5.6%)	150億円 (11.3%)	370億円 (6.8%)	357億円 (6.7%)
経常利益	80億円 (6.4%)	116億円 (9.3%)	172億円 (12.9%)	425億円 (7.8%)	413億円 (7.7%)
当期利益	53億円 (4.2%)	98億円 (7.9%)	▲126億円	290億円 (5.3%)	197億円 (3.7%)
為替レート	105円/US$ 134円/EUR	107円/US$ 134円/EUR	109円/US$ 132円/EUR	105円/US$ 134円/EUR	108円/US$ 133円/EUR
ROE	1.9%	3.5%	▲5.0%	10.1%	7.4%
ROA	1.1%	2.0%	▲2.5%	5.8%	3.9%
1株当り利益	25.7円	47.7円	▲61.1円	140.7円	95.1円
設備投資	46億円	35億円	40億円	240億円	227億円
(減価償却費)	47億円	47億円	48億円	199億円	190億円
研究開発費	59億円	55億円	54億円	230億円	230億円
実質有利子負債(*1)	193億円	149億円	223億円	▲24億円	▲46億円
(ﾌﾘｰｷｬｯｼｭﾌﾛｰ)					
営業活動	▲165億円	▲142億円	10億円	274億円	396億円
投資活動	▲51億円	▲55億円	▲34億円	▲238億円	▲129億円
ﾌﾘｰｷｬｯｼｭﾌﾛｰ	▲216億円	▲197億円	▲24億円	36億円	267億円
期末在庫高	781億円	847億円	793億円	694億円	784億円
(要員数)					
国内	12,004人	11,902人	11,964人	11,600人	11,711人
海外	13,273人	13,263人	12,453人	12,900人	12,149人
合計(*2)	25,277人	25,165人	24,417人	24,500人	23,860人
(事業別売上高)					
楽器	749億円 (59.5%)	733億円 (59.1%)	736億円 (55.4%)	3,130億円 (57.3%)	3,026億円 (56.7%)
AV・IT	176億円 (14.0%)	162億円 (13.1%)	177億円 (13.3%)	890億円 (16.3%)	777億円 (14.5%)
電子機器・金属	136億円 (10.8%)	138億円 (11.1%)	212億円 (16.0%)	585億円 (10.7%)	690億円 (12.9%)
リビング	102億円 (8.1%)	112億円 (9.0%)	104億円 (7.8%)	415億円 (7.6%)	428億円 (8.0%)
レクリェーション	43億円 (3.4%)	40億円 (3.2%)	43億円 (3.2%)	200億円 (3.7%)	183億円 (3.4%)
その他	52億円 (4.1%)	55億円 (4.4%)	58億円 (4.4%)	240億円 (4.4%)	236億円 (4.4%)
(事業別営業利益)					
楽器	49億円	44億円	66億円	215億円	142億円
AV・IT	1億円	1億円	18億円	50億円	37億円
電子機器・金属	20億円	26億円	77億円	100億円	200億円
リビング	0億円	3億円	▲1億円	0億円	0億円
レクリェーション	▲6億円	▲5億円	▲8億円	▲5億円	▲23億円
その他	▲3億円	1億円	▲2億円	10億円	2億円

	1Q当初予想 (05/04/28発表)	1Q実績	前年同期実績	当期予想 06年3月期	前期実績 05年3月期
(単独の状況)					
売上高	794億円	813億円	925億円	3,340億円	3,415億円
営業利益	48億円 (6.0%)	58億円 (7.1%)	137億円 (14.8%)	180億円 (5.4%)	226億円 (6.6%)
経常利益	52億円 (6.5%)	62億円 (7.6%)	147億円 (15.9%)	210億円 (6.3%)	251億円 (7.4%)
当期利益	28億円 (3.5%)	47億円 (5.8%)	▲183億円	120億円 (3.6%)	3億円 (0.1%)

＊1　実質有利子負債＝長短借入金＋転換社債－現預金

＊2　要員数＝期末正社員在籍数＋期中平均正社員外要員在籍数

当資料の記載内容のうち、将来に関する見通し及び計画に基づいた将来予測には、リスクや不確定な要素などの要因が
含まれており、実際の成果や業績などは、記載の見通しとは異なる可能性があります。

Exhibit 5

First Quarter of FY March 2006 Performance Outline

YAMAHA CORPORATION

(billions of yen)

	Initial Projections (Apr 28, 2005) 1Q	Results 1Q	Results (Previous Year) 1Q	Projections FY Mar.06	Results (Previous Year) FY Mar.05
Net Sales	125.8	124.1	132.9	546.0	534.1
JAPAN Sales	75.5 (60.0%)	76.9 (62.0%)	87.2 (65.6%)	297.2 (54.4%)	312.9 (58.6%)
Overseas Sales	50.3 (40.0%)	47.2 (38.0%)	45.7 (34.4%)	248.8 (45.6%)	221.2 (41.4%)
Operating Income	6.1 (4.8%)	6.9 (5.6%)	15.0 (11.3%)	37.0 (6.8%)	35.7 (6.7%)
Recurring Profit	8.0 (6.4%)	11.6 (9.3%)	17.2 (12.9%)	42.5 (7.8%)	41.3 (7.7%)
Net Income	5.3 (4.2%)	9.8 (7.9%)	-12.6	29.0 (5.3%)	19.7 (3.7%)
Currency Exchange Rate (=yen)	105/US$ 134/EUR	107/US$ 134/EUR	109/US$ 132/EUR	105/US$ 134/EUR	108/US$ 133/EUR
ROE(%)	1.9%	3.5%	-5.0%	10.1%	7.4%
ROA(%)	1.1%	2.0%	-2.5%	5.8%	3.9%
Earnings per share	25.7yens	47.7yens	-61.1yens	140.7yens	95.1yens
Capital Expenditure	4.6	3.5	4.0	24.0	22.7
Depreciation	4.7	4.7	4.8	19.9	19.0
R&D Expenditure	5.9	5.5	5.4	23.0	23.0
Loans & Equivalents (*1)	19.3	14.9	22.3	-2.4	-4.6
Free Cash Flow					
Operating Activities	-16.5	-14.2	1.0	27.4	39.6
Investing Activities	-5.1	-5.5	-3.4	-23.8	-12.9
Total	-21.6	-19.7	-2.4	3.6	26.7
Inventories at end of period	78.1	84.7	79.3	69.4	78.4
No. of Employees					
JAPAN	12,004	11,902	11,964	11,600	11,711
Overseas	13,273	13,263	12,453	12,900	12,149
Total (*2)	25,277	25,165	24,417	24,500	23,860
Sales by Business segment					
Musical Instruments	74.9 (59.5%)	73.3 (59.1%)	73.6 (55.4%)	313.0 (57.3%)	302.6 (56.7%)
AV/IT	17.6 (14.0%)	16.2 (13.1%)	17.7 (13.3%)	89.0 (16.3%)	77.7 (14.5%)
Electronic Equipment and Metal	13.6 (10.8%)	13.8 (11.1%)	21.2 (16.0%)	58.5 (10.7%)	69.0 (12.9%)
Lifestyle-Related	10.2 (8.1%)	11.2 (9.0%)	10.4 (7.8%)	41.5 (7.6%)	42.8 (8.0%)
Recreation	4.3 (3.4%)	4.0 (3.2%)	4.3 (3.2%)	20.0 (3.7%)	18.3 (3.4%)
Others	5.2 (4.1%)	5.5 (4.4%)	5.8 (4.4%)	24.0 (4.4%)	23.6 (4.4%)
Operating Income by Business segment					
Musical Instruments	4.9	4.4	6.6	21.5	14.2
AV/IT	0.1	0.1	1.8	5.0	3.7
Electronic Equipment and Metal	2.0	2.6	7.7	10.0	20.0
Lifestyle-Related	0.0	0.3	-0.1	0.0	0.0
Recreation	-0.6	-0.5	-0.8	-0.5	-2.3
Others	-0.3	0.1	-0.2	1.0	0.2

Non Consolidated Basis

	Initial Projections (Apr 28, 2005) 1Q	Results 1Q	Results (Previous Year) 1Q	Projections FY Mar.06	Results (Previous Year) FY Mar.05
Net Sales	79.4	81.3	92.5	334.0	341.5
Operating Income	4.8 (6.0%)	5.8 (7.1%)	13.7 (14.8%)	18.0 (5.4%)	22.6 (6.6%)
Recurring Profit	5.2 (6.5%)	6.2 (7.6%)	14.7 (15.9%)	21.0 (6.3%)	25.1 (7.4%)
Net Income	2.8 (3.5%)	4.7 (5.8%)	-18.3	12.0 (3.6%)	0.3 (0.1%)

*1 Loans & Equivalents = Loans(Short term , Long term) + Convertible Bonds - Cash & Bank Deposit

*2 No. of Employees = No. of Full-time Staff at end of period + Average No. of Temp. Staff

The forward-looking statements in this flash report contain inherent risks and uncertainties insofar as they are based on

Exhibit 6

2005年7月29日

報道関係各位

ヤマハ株式会社

(参考資料)　２００６年３月期第１四半期連結業績の概要

□第１四半期業績の概要　　—対前年同期減収営業減益、当期利益は前年同期損失から黒字化—

２００６年３月期第１四半期連結売上高は、当初予想に対しほぼ想定通りで推移しましたが、前年同期実績に対しては、電子機器・電子金属事業、及びAV・IT事業が売上減少となり前年同期比6.6%減の１，２４１億円となりました。また、連結営業利益は、当初予想に対しては13%増となったものの、電子機器・電子金属事業が携帯電話用音源LSIの単価下落に伴い大幅な減益になったことに加え、AV・IT事業、楽器事業も減益となり、前年同期比54.2%減の６９億円、連結経常利益は、32.8%減の１１６億円となりました。

四半期純利益につきましては、前年同期実施の固定資産減損損失がなくなったことにより、前年同期実績１２６億円の四半期純損失から９８億円の四半期純利益となりました。

尚、通期業績予想につきましては見直しを行っておりません。

□事業セグメント別の売上高・営業利益の状況

・楽器事業　　売上高　７３３億円（前年同期比0.3%減）　営業利益　４４億円（同33.7%減）

売上高は、ピアノ、クラビノーバが伸長、又、設備音響機器も海外で好調に推移しましたが、エレクトーンが「STAGEA」の需要の一服感から減少し、楽器事業全体では対前年同期ほぼ横ばいとなりました。営業利益は、減産影響や物流費を中心にした販管費の増加により、対前年同期減益となりました。

・AV・IT事業　　売上高　１６２億円（同8.1%減）　営業利益　0.5億円（同97.1%減）

主力のホームシアターを中心としたAV機器が売上減少となったほか、小規模企業向けのルーターも競争激化により苦戦し、セグメント全体では減収減益となりました。

・電子機器・電子金属事業　売上高　１３８億円（同34.7%減）　営業利益　２６億円（同66.6%減）

半導体は、主力の携帯電話用音源LSIが大幅な売上減少となったことから、セグメント全体では、対前年同期減収減益となりました。

・リビング事業　売上高　１１２億円（同7.2%増）　営業利益　2.8億円（前年同期１億円の営業損失）

システムキッチンが好調に推移したことにより、対前年同期増収となり、前年同期営業損失から営業利益を計上することができました。

・レクリエーション事業　売上高　４０億円（同5.7%減）営業損失5.0億円（前年同期7.9億円の営業損失）

集客数減少が継続し、売上高は対前年同期減少となりましたが、経費合理化、及び減価償却費の減少等により、損失額は縮小しました。

・その他事業　　売上高　５５億円（同5.0%減）　営業利益1.0億円（前年同期1.9億円の営業損失）

自動車用内装部品事業、FA・金型部品事業が売上減少となりましたが、損益はFA、マグネシウム成形部品の歩留まり改善等により前年同期から大きく改善しました。

注）文章中の売上高、損益の数値は、原則億円未満四捨五入で記載しております。
　　また（　）内は原則前年同期比増減率です。

以上

ヤマハ株式会社　広報部　　〒108-8568 東京都港区高輪2-17-11　　TEL 03-5488-6601

Exhibit 6

July 29, 2005

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo stock exchange)

(Reference)

Summary of Fiscal 2006 First Quarter (Q1) Results for Fiscal 2006

Fiscal 2006 Q1 Results Summary

Sales and operating profits declined, but the net loss in Q1 of the previous year turned to net income

Consolidated net sales in fiscal 2006 Q1 were almost in accord with our initial outlook and declined 6.6% from the same quarter of the previous fiscal year, to ¥124.1 billion. The AV/IT and electronic equipment and metal products segments showed declines in sales.

Consolidated operating income was approximately 13% higher than our initial outlook but decreased 54.2%, to ¥6.9 billion and consolidated recurring profit was down 32.8%, to ¥11.6 billion. This was primarily because the electronic equipment and metal products segment reported a substantial decline in the value of sales of LSI sound chips for mobile phones due to unit price declines. The AV/IT and musical instrument segments also showed declines in income.

Net income in Q1 amounted to ¥9.8 billion, compared with a net loss of ¥12.6 billion in Q1 of the previous fiscal year. This was due to the absence in fiscal 2006 Q1 of asset impairment losses that were written off in Q1 of the previous fiscal year.

The outlook for the full fiscal year ending March 31, 2006, has not been revised.

Sales and Operating Income by Business Segment:

(Figures in parentheses are percentage changes from the same quarter of the previous fiscal year, unless indicated otherwise.)

Musical Instruments—Sales of ¥73.3 billion (–0.3% year to year), operating income of ¥4.4 billion (–33.7% year to year)

Sales of pianos and Clavinova™ increased and overseas sales of professional audio equipment were strong. However, sales of the Electone STAGEA™ paused and posted a decline. As a result segment sales were virtually the same as for Q1 of the previous fiscal year. Operating income declined because of the effects of reduced production levels and higher logistics costs.

AV/IT—Sales of ¥16.2 billion—(–8.1% year to year), operating income of ¥50 million (–97.1% year to year)

Sales of AV equipment, principally home theater equipment, declined and routers for small enterprises encountered more intense competition, resulting in an overall decline in segment sales and operating income.

Electronic Equipment and Metal Products—Sales of ¥13.8 billion (–34.7% year to year), operating income of ¥2.6 billion (–66.6% year to year)

Sales of the core product of this segment, LSI sound chips for mobile phones, fell sharply, leading to an overall decline in sales and operating income.

Lifestyle-related Products—Sales of ¥11.2 billion (+7.2% year to year), operating income of ¥280 million (compared with an operating loss of ¥100 million in Q1 of the previous fiscal year)

Sales of system kitchens were strong and posted an increase over the same quarter of the previous fiscal year. As a result, this segment moved from an operating loss in fiscal 2005 Q1 to an operating income in fiscal 2006 Q1.

Recreation—Sales of ¥4.0 billion (–5.7% year to year), operating loss of ¥500 million (compared with an operating loss of ¥790 million in Q1 of the previous fiscal year)

Customer volume continued to decline, and sales fell below the same quarter of the previous fiscal year. However, the operating loss was reduced by measures to use expenditures more efficiently and a change in the method of depreciation.

Other Businesses—Sales of ¥5.5 billion (–5.0% year to year), operating income of ¥100 million (compared with an operating loss of ¥190 million in Q1 of the previous fiscal year. Sales of the automobile interior wood components, factory automation equipment, and metallic molds businesses declined, but operating profit recovered substantially as a consequence of improvement in FA and yields in molded magnesium components.

Note: Sales and profit figures are generally rounded to the nearest ¥100 million. Figures in parentheses indicate year on year percentage comparisons, except as indicated.

For further information, please contact:

YAMAHA CORPORATION
Public & Investor Relations Group,
Public Relations Division
Misao Tanaka

Telephone: +81-3-5488-6601
Facsimile: +81-3-5488-5060

Exhibit 7

2006年3月期
第1四半期決算説明会

2005年8月1日

ヤマハ株式会社

2006/3期 1Q決算の概要

YAMAHA

➢4/28発表の当初予想に対し減収増益
また、前年同期との比較では、減収営業減益

■ 売上高は、対当初予想17億円の減収。前年同期との比較では88億円の減収

楽器、AV･IT、レクリエーション････対当初予想、前年同期とも減収

電子機器･金属････携帯電話用音源LSIの売上減少により、対前年同期大幅な減収

リビング････対当初予想、前年同期とも増収

■ 営業利益は、全体では、ほぼ当初予想の水準。対前年同期では、中核事業の楽器、AV･IT、電子機器･金属が大幅な減益

■ 1Qでの営業利益への為替影響は軽微（対当初予想▲1億円、対前年同期＋2億円）

■ 1Q末在庫は、対当初予想＋66億円。対前年同期でも＋54億円

楽器、AV在庫が引き続き高水準

2006/3期 1Q業績概要

YAMAHA

➢当初予想(4/28)に対しては減収増益
　前年同期実績に対しては減収営業減益(前期実施の減損費用がなくなったことで、当期純利益は改善)

(億円)

	05/3 (1Q) 実績	06/3 (1Q) 実績	前年同期比	当初予想	当初予想比
売上高	1,329	1,241	▲6.6%	1,258	▲1.4%
営業利益	150	69	▲54.2%	61	+13.1%
経常利益	172	116	▲32.8%	80	+45.0%
当期利益	▲126	98	–	53	+84.9%
持分法損益	28	53		28	

為替レート

		05/3 (1Q) 実績	06/3 (1Q) 実績	当初予想
売上高	US$	110	108	105
	EUR	132	135	134
利益	US$	109	107	105
	EUR	132	134	134

2006/3期　1Q事業別業績


YAMAHA

売上高

（億円）

	05/3	06/3		06/3（当初予想）	
合計	1,329	1,241	(▲6.6%)	1,258	(▲1.4%)
レク他	101	95	(▲5.9)	95	(0)
リビング	104	112	(+7.7)	102	(+9.8)
電子機器・金属	212	138	(▲34.9)	136	(+1.5)
AV・IT	177	162	(▲8.5)	176	(▲8.0)
楽器	736	733	(▲0.4)	749	(▲2.1)

（ ）内は前期比または当初予想比

前年同期との比較での為替影響は＋4億円
（楽器＋3億円、AV・IT＋1億円）
また、当初予想との比較では＋9億円
（楽器＋7億円、AV・IT＋2億円）

営業利益

	05/3	06/3	06/3（当初予想）
合計	150	69	61
リビング	▲1	3	0
電子機器・金属	77	26	20
AV・IT	18	1	1
楽器	66	44	49
レク他	▲10	▲4	▲9

前年同期との比較での為替影響は＋2億円
（楽器＋1億円、AV・IT＋1億円）
また、当初予想との比較では▲1億円
（楽器＋1億円、AV・IT▲2億円）

2006/3期 通期業績予想

YAMAHA

➢通期業績は今回見直しをせず当初予想通り

（億円）

	05/3（前年実績）	06/3（予想）	伸び率
売上高	5,341	5,460	+2.2%
営業利益	357	370	+3.6%
経常利益	413	425	+2.9%
当期利益	197	290	+47.2%

為替レート

		05/3（前年実績）	06/3（予想）
売上高	US$	108	105
	EUR	135	134
利益	US$	108	105
	EUR	133	134

2006/3期　通期事業別業績

YAMAHA

(億円)

売上高

	04/3	05/3		06/3（予想）	
合計	5,395	5,341	(▲1.0%)	5,460	(+2.2%)
レク他	462	419	(▲9.3)	440	(+5.0)
リビング	448	428	(▲4.5)	415	(▲3.0)
電子機器・金属	769	690	(▲10.3)	585	(▲15.2)
AV・IT	783	777	(▲0.8)	890	(+14.5)
楽 器	2,934	3,026	(+3.1)	3,130	(+3.4)

営業利益

	04/3	05/3	06/3（予想）
合計	451	357	370
レク他	▲13	▲21	5
リビング	15	0	0
電子機器・金属	300	200	100
AV・IT	44	37	50
楽 器	105	142	215

( )内は前期比

楽器事業

YAMAHA

1Qの状況

・為替影響を除いた1Qの実質売上高は当初予想に対し、▲3.1%の減収。特に欧米で低迷。アメリカ市場は小売順調で、流通在庫調整進み、2Q以後の挽回期待

・前年同期比の比較では ▲0.8%の減収。エレクトーン「STAGEA」を中心に、国内減収。韓国は引き続き2桁成長

・減産等の在庫調整を進めたものの、1Q末在庫は、対当初予想、前年同期とも増加。アメリカでの在庫増が主因

・音楽教室、春の生徒募集は昨年に続き前期実績を上回った。大人の音楽教室は在籍10万人突破。子供も15年ぶりに在籍数が前年同期を上回る。

通期の予想と重点施策

・年末商戦に合せた新商品の確実な市場導入と増売（高機能キーボード「TyrosⅡ」他）

・CAビジネス拡大

・米国市場での挽回、欧州市場は主要国でのシェアアップと拡大EUに合せた市場政策推進

・国内は音楽教室布石継続と市場活性化

・在庫対策強化

・製造構造改革推進

・中国市場戦略の推進



（億円）
736
733
749
その他
236
235
228
ヤマハ楽器
500
498
521
66
44
49
05/3
06/3
06/3（当初予想）
売上高
営業利益
（億円）
2,934
3,026
3,130
902
912
911
2,032
2,114
2,219
105
142
215
04/3
05/3
06/3（予想）

AV・IT事業

YAMAHA

1Qの状況

・為替影響を除いた1Q実質売上高は当初予想に対し▲9.1%の減収。前年同期との比較では▲9.0%の減収。総需要の減少で国内苦戦。北米と欧州は新製品効果とチャネル政策奏功し引き続き順調

・期待の「YSP-1」は、出荷順調（1Qでは、約7,000台）

・ルーターは、競争激化により当初予想、前年同期に対し減収

・1Q末在庫は当初予想、前年同期に対し増加。

通期の予想と重点施策

・ホームシアター事業の成長継続
YSPビジネス強化拡大
～商品ラインナップ強化と販売網拡大
普及価格システム商品拡充
中高級AVレシーバー増売

・ルーター事業強化
VPNルーターのラインナップ強化
電話帳サーバー



（億円）
177
ルーター
17
AV
160
18
05/3
162
15
147
1
06/3
176
17
159
1
06/3
（当初予想）
売上高
営業利益
（億円）
783
64
719
44
04/3
777
71
706
37
05/3
890
87
803
50
06/3
（予想）

電子機器・金属事業

YAMAHA

1Qの状況

・1Q業績は、当初予想に対し増収増益となったものの、対前年同期では減収減益

・携帯電話用音源LSIは、対当初予想微増、対前年同期では減収。新製品出荷が本格化する2Q以後で挽回期す

・電子金属は、対前年同期減収減益。但し、電子金属材料市場の在庫調整一巡気配で、今後の挽回期待

通期の予想と重点施策

・携帯電話用LSI新製品増売によるシェア確保

・アミューズメントなど携帯用以外の既存LSIの増売

・新デバイスの開発と市場導入

・市況回復にあわせ、電子金属材料の増産体制確立

・製造原価低減継続による収益力強化と銅系コネクター材料拡大



(億円)
212
金属
37
半導体
175
77
05/3
138
27
111
26
06/3
136
30
106
20
06/3
(当初予想)
売上高
営業利益
(億円)
769
129
640
300
04/3
690
123
567
200
05/3
585
127
458
100
06/3
(予想)

リビング事業

YAMAHA

1Qの状況

・1Qは当初予想および前年同期に対し増収増益

・リフォームビジネス拡大

・「マーブルシンク」を軸にシステムキッチンシェア回復と人件費を中心とする固定費削減により、1Q営業黒字達成

通期の予想と重点施策

・1Qの勢いを継続し、対前期収益改善を目指す

・秋の新商品の確実な市場導入
キッチンバリエーション強化
浴室の商品競争力回復

・新築住宅着工数が前期並みに留まる一方で、拡大するリフォーム市場対策強化
特にショールーム活用、流通へのキャンペーン実施やマスPR等の消費者訴求に注力する

・製造コストダウン推進と品質向上



(億円)
104
112
102
他
キッチン
浴室
15
35
54
17
44
51
3
14
36
52
0
05/3
06/3
06/3
(当初予想)
売上高
営業利益
(億円)
448
428
415
67
172
209
15
62
165
201
0
59
160
196
0
04/3
05/3
06/3
(予想)

レクリエーション事業

YAMAHA

1Qの状況

・愛知万博効果もあり合歓の郷、つま恋等で宿泊数が増加したものの、日帰り客、婚礼の減少により、1Q売上高は当初予想、対前年同期減収

・営業利益は、経費合理化と減価償却費の減少（対前年同期▲2.5億円）により改善

通期の予想と重点施策

・集客数増加による増収に加え、一段の経費合理化、減価償却費の減少効果で赤字幅圧縮を目指す

・愛知万博需要の取り込み継続と営業力強化による集客拡大

・キロロが最大のテーマ。ゲレンデ改修に伴い、道内日帰り客の取り込みが課題



（億円）
43
▲ 8
05/3
40
▲ 5
06/3
43
▲ 6
06/3
（当初予想）
売上高
営業利益
（億円）
201
▲11
04/3
183
▲23
05/3
200
▲ 5
06/3
（予想）

その他事業

YAMAHA

1Qの状況

・ゴルフ、FA、金型の対当初予想増収に伴い、1Q営業黒字化実現

・ゴルフは新商品効果と韓国への出荷前倒しで対当初予想増収

・FA、携帯電話用Mg部品の製造原価低減により対前年同期でも大幅な収益改善となった

通期の予想と重点施策

・自動車用内装部品は、新規顧客開拓継続と製造力強化

・携帯電話用Mg部品は内装化対応の製法確立と新規顧客開拓



（億円）
58
55
52
FA他
27
26
22
ゴルフ
7
7
5
自動車用部品
24
22
25
▲2
▲3
05/3
06/3
06/3
（当初予想）
売上高
営業利益
（億円）
261
236
240
130
113
101
22
21
27
109
102
112
10
▲2
2
04/3
05/3
06/3
（予想）

棚卸資産

YAMAHA

➢1Q末在庫は当初予想および前年同期に対し増加
　期末にかけて、在庫圧縮に注力する

（億円）

1Q末
期末
仕掛品/材料
他製品
AV・IT
楽器

	04/6	05/6	05/6（当初予想）	04/3	05/3	06/3（予想）
仕掛品/材料	273	282	258	250	269	237
他製品	12	9	20	14	4	17
AV・IT	86	115	90	82	101	77
楽器	422	441	413	375	410	363
合計	793	847	781	721	784	694

＊他製品には、在庫評価減を含む

通期設備投資・減価償却費/研究開発費 YAMAHA


設備投資・減価償却費
(億円)
その他
電子機器・金属
AV・IT
楽器
40
8
11
2
19
(48)
35
7
4
2
22
(47)
212
49
44
18
101
(175)
227
53
50
11
113
(190)
240
48
56
17
119
(199)
05/3(1Q)
06/3(1Q)
04/3
05/3
06/3
(予想)
研究開発費
その他
電子機器・金属
AV・IT
楽器
54
6
9
12
27
55
6
10
13
26
225
22
34
49
120
230
22
45
51
112
230
24
49
50
107
05/3(1Q)
06/3(1Q)
04/3
05/3
06/3
(予想)

実質有利子負債

YAMAHA



(億円)
フリーキャッシュフロー
395
▲24
291
▲196
232
04/3
(1～4Q)
04/6
(1Q)
05/3
(2～4Q)
06/3
(1Q)
06/3
(2～4Q予想)
実質有利子負債
長短借入金 ―現預金
168
223
▲46
149
▲24
04/3末
04/6末
05/3末
05/6末
06/3末(予想)
＊上記の他に
リゾート預託金残高
308
299
289
283
267

予想貸借対照表

YAMAHA

（億円）

	04/6末	05/3末	05/6末	06/3末
現預金	305	512	356	301
売上債権	810	716	728	858
棚卸資産	793	784	847	694
他流動資産	222	244	224	255
固定資産	2,788	2,800	2,834	2,924
資産計	4,918	5,056	4,989	5,032
仕入債務	428	377	387	418
借入金	529	466	505	277
他負債	1,502	1,461	1,252	1,336
資本計	2,459	2,752	2,845	3,001
負債・資本計	4,918	5,056	4,989	5,032

＊他負債に少数株主持分を含む

付 属 資 料

2006/3期 1Q営業外損益、特別損益

YAMAHA

（億円）

	05/3(1Q)実績	06/3(1Q)実績	06/3(1Q)当初予想
営業外損益			
持分法利益	28	53	28
金融収支	2	2	1
その他	▲8	▲8	▲10
計	+22	+47	+19
特別損益			
固定資産処分損益	▲1	7	1
その他	▲323（・減損損失▲325）	5	▲3
計	▲324	+12	▲2
法人税他			
法人税等	▲27	29	24
少数株主持分	1	1	1
計	▲26	30	25

2006/3期 通期営業外損益/特別損益

YAMAHA

（億円）

	04/3実績	05/3(実績)	06/3(予想)
営業外損益			
持分法利益	104	91	110
金融収支	▲10	▲3	▲6
その他	▲35	▲32	▲49
計	+59	+56	+55
特別損益			
固定資産処分損益	▲23	▲11	▲4
その他	▲12	▲67	▲6
計	▲35	▲78	▲10
法人税他			
法人税等	35	134	121
少数株主持分	5	4	4
計	40	138	125

04/3 その他 ▲12 の内訳:
- ・総報酬制移行過年度社会保険料▲9
- ・EC課徴金 ▲3

05/3 その他 ▲67 の内訳:
- ・代行返上益 199
- ・投資有価証券損益 65
- ・減損損失 ▲327

日本市場のヤマハ楽器販売状況

YAMAHA

1Qは、エレクトーン「STAGEA」の出荷一巡し、対前年同期減収。

春の音楽教室生徒募集で前年を2期連続で上回り、今後の販売につながることを期待。

（億円）

（　）内は前年同期比

1500
1000
500
0

408
403 (99%)
385 (96%)
397 (103%)
378 (95%)

199
190 (95%)
176
169

1,428
1,394 (98%)
1,344 (96%)
1,402 (104%)
1,372 (98%)

592
559 (94%)

02/3　03/3　04/3　05/3　06/3　02/3　03/3　04/3　05/3　06/3（予想）

1Q 実 績

通 期 予 想

1Q実績のうち、
02/3及び03/3は
社内管理ベース
数値

音楽教室他

ヤマハ楽器

アメリカの楽器売上推移

1Q売上は小売は順調ながら前期末（4Q）の出荷増の影響で流通在庫が重く、
計画割れとなったが、流通在庫調整が一巡してきており、2Q以降に挽回を期待。



卸金額
（百万US＄）
600
500
400
300
200
100
0
93
103
(110%)
96
(94%)
98
(102%)
100
(102%)
470
501
(107%)
532
(106%)
551
(103%)
606
(110%)
02/3
03/3
04/3
05/3
06/3
02/3
03/3
04/3
05/3
06/3
（予想）
1Q 実 績
通 期 予 想

ドイツの楽器売上推移

小売が低迷しており相変わらず厳しい市況。今秋発売の電子楽器とPAの高機能モデルの市場導入で売上挽回を目指す。



卸金額
(百万ユーロ €)
250
200
150
100
50
0
45
45
(100%)
43
(97%)
43
(99%)
39
(90%)
190
194
(102%)
188
(97%)
180
(96%)
200
(111%)
02/3
03/3
04/3
05/3
06/3
02/3
03/3
04/3
05/3
06/3
(予想)
1Q 実 績
通 期 予 想

イギリスの楽器売上推移

楽器市況は全般的に低迷しているが、在庫が減少してきており電子ピアノの高付加価値モデルCLP01と管楽器の学校キャンペーンにより打開を目指す。



卸金額
（百万ポンド£）
80
60
40
20
0
11
11
(102%)
12
(107%)
12
(101%)
11
(93%)
62
63
(102%)
65
(103%)
66
(101%)
68
(104%)
02/3
03/3
04/3
05/3
06/3
02/3
03/3
04/3
05/3
06/3
（予想）
1Q 実 績
通 期 予 想

中国の楽器売上推移

杭州製ピアノは生産量拡大に伴い販売も急増しており、販売網の整備も進む。
7月にヤマハ楽器技術培訓を上海に設立し、10月からのヤマハ音楽教室開講準備を開始。



卸金額
（百万人民元）
800
600
400
200
0
90
90
(100%)
75
(83%)
126
(168%)
138
(110%)
512
514
(100%)
460
(89%)
550
(120%)
670
(122%)
02/3
03/3
04/3
05/3
06/3
02/3
03/3
04/3
05/3
06/3
（予想）
1Q 実績
通期予想

楽器完成品在庫

➢1Q末在庫は対当初予想、前年同期とも増加。アメリカで在庫増。商品では、ピアノ、電子楽器在庫増



(億円)
地域
1Q末
期末
その他
欧州
北米
国内
422
70
75
112
165
441
67
78
127
169
413
68
78
100
167
375
57
70
85
163
410
54
80
103
173
363
54
62
81
166
04/6
05/6
05/6 (当初予想)
04/3
05/3
06/3 (予想)
商品
その他
管弦打楽器
PA
電子楽器
ピアノ
422
66
126
46
103
81
441
69
130
47
100
95
413
59
121
47
90
96
375
62
125
45
71
72
410
67
131
47
83
82
363
56
112
42
76
77
04/6
05/6
05/6 (当初予想)
04/3
05/3
06/3 (予想)

＊他製品には、在庫評価減を含む

ホームシアター市場規模
（ホームシアターシステム＋アンプ･レシーバー）

YAMAHA

＜ホームシアターシステム＞

・市場は成長しているものの低価格化進行。2006年は台数ベースで8%の伸びを予想
・北米：HTiB、DVD内蔵型とも伸び率が鈍化。特にDVD内蔵型は2%程度の低成長
・欧州：多様なDVD内蔵型（DVDミニコン）が増える傾向。低価格化で乱売傾向
・日本：薄型テレビ大画面化の影響を受けホームシアター普及
・アジア、中国：引き続き大きな成長傾向


570
836
1,022
1,155
1,243
他
日本
欧州
北米
02
03
04
05
（予想）
06
（予想）

＜AVアンプ･レシーバー＞

・世界市場は縮小傾向
・北米：台数ベースで約10%の減少予測
・欧州：市場は縮小傾向
・日本：市場は前年比5%の減少
・アジア、中国：市場拡大、AVレシーバー＋スピーカーのパッケージ販売増加

数量
（万台）

351
325
305
297
284
他
日本
欧州
北米
02
03
04
05
（予想）
06
（予想）

AV マーケットシェア

YAMAHA


〈日本〉
ホームシアターシステム
金額シェア（ GfKJ ）
20%
10%
0%
14%
11%
10%
14%
13%
'01
'02
'03
'04
'05(1-6月)
AVアンプ：金額シェア（GfKJ）
40%
30%
20%
10%
0%
23%
35%
39%
34%
31%
'01
'02
'03
'04
'05(1-6月)
〈アメリカ〉
ホームシアターシステム
金額シェア（INTELECT）
10%
5%
0%
7%
5%
6%
8%
8%
'01
'02
'03
'04
'05(1-5月)
AVレシーバー：金額シェア（INTELECT）
40%
30%
20%
10%
0%
25%
24%
27%
34%
34%
'01
'02
'03
'04
'05(1-5月)

携帯電話用音源LSIの動向と施策


YAMAHA

■市場環境

–2005年携帯電話市場は中国、インド、ブラジル等の新興市場が伸長し、前年比10%強の成長が見込まれるものの、音源LSIの拡大には繋がらない

・主要市場でのオーディオ機能重視へのシフトとソフト音源を許容する市場拡大

・携帯電話市場での競争激化に伴う部品メーカーへの価格引下げ圧力加速化

・音源LSI市場への新規参入による競争激化

■重点施策

–高機能化(128同時発音、3D効果、デジタルアンプ内蔵等)製品の継続投入と拡販

–オーディオデコーダー(MP3、AAC対応)内蔵商品拡販とアプリケーション提案

–競合との価格競争に負けない商品の投入、拡販


売上高
(億円)
電子金属
半導体
432
366
606
769
690
585
01/3
02/3
03/3
04/3
05/3
06/3
(予想)
＊電子機器・金属売上高
営業利益
(億円)
66
43
193
300
200
100
01/3
02/3
03/3
04/3
05/3
06/3
(予想)
＊電子機器・金属営業利益

この資料の中で、将来の見通しに関する数値につきましては、ヤマハ及びヤマハグループ各社の現時点での入手可能な情報に基いており、この中にはリスクや不確定な要因も含まれております。

従いまして、実際の業績は、事業を取り巻く経済環境、需要動向、米ドル、ユーロを中心とする為替動向等により、これらの業績見通しと大きく異なる可能性があります。

Exhibit 7

Analyst and Investor Briefing on the First Quarter of the Fiscal Year Ending March 31, 2006 (April 1, 2005 to June 30, 2005)

August 1, 2005
YAMAHA CORPORATION

Overview of Performance in the First Quarter


YAMAHA

- Sales were lower than the initial projection made on April 28, but operating income was higher. Both sales and operating income were down compared to the first quarter of the previous year.

- Net sales were ¥1.7 billion lower than initially projected, down ¥8.8 billion year-on-year.
  Sales of musical instruments, AV/IT products and in recreation businesses were lower than both initial projections and the figures for the same quarter of the previous year.
  Due to reduced sales of LSI sound chips for mobile phones, sales of electronic equipment and metal products fell significantly year-on-year.
  However, sales of lifestyle-related products were higher than both initial projections and those of the same quarter of the previous year.
- Overall, operating income was around the level of initial projections. Income in the core businesses of musical instruments, AV/IT products, and electronic equipment and metal products fell significantly year-on-year.
- Foreign exchange rates had only a slight impact on first quarter operating income (down ¥100 million compared to the initial projection and up ¥200 million year-on-year).
- At the end of this quarter, inventory levels were ¥6.6 billion above initial projections and ¥5.4 billion higher year-on-year.
  Musical instrument and AV product inventories remained at a high level.

Performance in the First Quarter

YAMAHA



- Sales were lower than initially projected on April 28, while operating income was higher
- Sales operating income decreased year-on-year
  (Net income for this quarter improved due to the absence of depletion expenses incurred in the previous year)

(Billions of yen)

	FY2005 1Q	FY2006 1Q	Change from same period of previous year	Initial projections	Change from initial projections
Net Sales	132.9	124.1	-6.6%	125.8	-1.4%
Operating Income	15.0	6.9	-54.2%	6.1	+13.1%
Recurring Profit	17.2	11.6	-32.8%	8.0	+45.0%
Net income	-12.6	9.8	—	5.3	+84.9%
Equity Method Income	2.8	5.3		2.8	

Currency Exchange Rates

		FY2005 1Q	FY2006 1Q	Initial projections
Net sales	US$	110	108	105
	EUR	132	135	134
Operating Income	US$	109	107	105
	EUR	132	134	134

Results by Business Segment in the First Quarter

YAMAHA



Net Sales
Operating Income
(Billions of yen)
Figures in parentheses represent changes from the same period of the previous year or from initial projections
132.9
Recreation & others
10.1
Lifestyle-related products
10.4
Electronic equipment and metal products
21.2
AV/IT
17.7
Musical instruments
73.6
FY2005
124.1 (-6.6%)
9.5 (-5.9)
11.2 (+7.7)
13.8 (-34.9)
16.2 (-8.5)
73.3 (-0.4)
FY2006
125.8 (-1.4%)
9.5 (0)
10.2 (+9.8)
13.6 (+1.5)
17.6 (-8.0)
74.9 (-2.1)
FY2006 (Initial projections)
15.0
7.7
1.8
6.6
-0.1
-1.0
Lifestyle-related products
Recreation & others
FY2005
6.9
0.3
2.6
0.1
4.4
-0.4
FY2006
6.1
0
2.0
0.1
4.9
-0.9
Lifestyle-related products
Electronic equipment and metal products
AV/IT
Musical instruments
FY2006 (Initial projections)

Impact of exchange rates (Net Sales)

In comparison to 1Q fiscal 2005: + ¥400 million
(+ ¥300 million for musical instruments, + ¥100 million for AV/IT)
In comparison to initial projections: + ¥900 million
(+ ¥700 million for musical instruments, + ¥200 million for AV/IT)

Impact of exchange rates (Operating Income)

In comparison to 1Q fiscal 2005: + ¥200 million
(+ ¥100 million for musical instruments, + ¥100 million for AV/IT)
In comparison to initial projections: - ¥100 million
(+ ¥100 million for musical instruments, - ¥200 million for AV/IT)

Forecasts of Business Performance in FY2006 (Full Year)


YAMAHA

➢ Full year forecasts have not been revised from the initial projections

(Billions of yen)

	FY2005 (Previous Year)	FY2006 (Projections)	Change
Net sales	534.1	546.0	+2.2%
Operating Income	35.7	37.0	+3.6%
Recurring Profit	41.3	42.5	+2.9%
Net Income	19.7	29.0	+47.2%

Currency Exchange Rates		FY2005 (Previous Year)	FY2006 (Projections)
Net Sales	US$	108	105
	EUR	135	134
Operating Income	US$	108	105
	EUR	133	134

FY2006 (Full Year) Results by Business Segment


YAMAHA

Net Sales

(Billions of yen)

Segment	FY2004	FY2005	FY2006 (projections)
Recreation & others	46.2	41.9 (-9.3)	44.0 (+5.0)
Lifestyle-related products	44.8	42.8 (-4.5)	41.5 (-3.0)
Electronic equipment and metal products	76.9	69.0 (-10.3)	58.5 (-15.2)
AV/IT	78.3	77.7 (-0.8)	89.0 (+14.5)
Musical Instruments	293.4	302.6 (+3.1)	313.0 (+3.4)
Total	539.5	534.1 (-1.0%)	546.0 (+2.2%)

Figures in parentheses represent changes from the previous year

Operating Income

Segment	FY2004	FY2005	FY2006 (projections)
Recreation & others	-1.3	-2.1	0.5
Lifestyle-related products	1.5	0	0
Electronic equipment and metal products	30.0	20.0	10.0
AV/IT	4.4	3.7	5.0
Musical Instruments	10.5	14.2	21.5
Total	45.1	35.7	37.0

Musical Instruments


YAMAHA

1Q Overview

- Excluding the impact of exchange rate fluctuations, net sales in the first quarter were 3.1% below initial projections, and were especially sluggish in Europe and the U.S. Good retail sales in the U.S. market and retailer's inventory adjustment are expected to contribute to a recovery from the second quarter.
- Sales fell 0.8% year-on-year. Sales in Japan decreased due to reduced sales of the "STAGEA™" Electone™. Double-digit growth continued in Korea.
- In spite of inventory adjustment measures including production cuts, inventory at the end of the first quarter was up compared to initial projections and year-on-year. This was largely due to increased inventory in the U.S.
- Spring enrolments in Yamaha Music Schools again rose compared to the previous year. Enrolments in adult music school courses have broken through the 100,000 mark. For the first time in 15 years, children's enrolments also exceeded those of the previous year.

FY2006 Projections and Priority Policies

- Steadily launch new products in time for Christmas sales push; increase sales
  (Tyros II high-function keyboard, etc.)
- Expand CA business
- Aim at recovery in the U.S. market. In Europe, boost share in key countries and push ahead with strategies for expanded EU market.
- In Japan, continue to strategically position music schools and aim at market revitalization
- Strengthen measures to reduce inventory
- Push ahead with production reforms
- Push ahead with strategy for Chinese market


(Billions of yen)
73.6
73.3
74.9
Other
23.6
23.5
22.8
YAMAHA Musical Instruments
50.0
49.8
52.1
6.6
4.4
4.9
FY2005
FY2006
FY2006 Initial Projections
Sales
Operating Income
(Billions of yen)
293.4
302.6
313.0
90.2
91.2
91.1
203.2
211.4
221.9
10.5
14.2
21.5
FY2004
FY2005
FY2006 Projections

AV/IT


YAMAHA

1Q Overview

- Excluding the impact of exchange rate fluctuations, first quarter sales were 9.1% below the initial projection and 9.0% lower than the same quarter of the previous year. Conditions were difficult in Japan amid reduced overall demand. North American and European sales continued to be steady thanks to the success of new products and sales channels.
- High expectations for YSP-1 were met, with shipments steady (approx. 7000 units in the first quarter)
- Amid fierce competition, router sales were down compared to initial projections and year-on-year
- Inventories at the end of the first quarter increased year-on-year and compared to initial projections

FY2006 Projections and Priority Policies

- Continue growth of home theater operations
  Strengthen and expand YSP business
  ~ Strengthen product lineup and expand sales network
  Expand lineup of popularly priced systems
  Increase sales of mid- and high-range AV receivers
- Strengthen router business
  Reinforce VPN router lineup
  Telephone directory servers


(Billions of yen)
Routers
AV
17.7
1.7
16.0
1.8
FY2005
16.2
1.5
14.7
0.1
FY2006
17.6
1.7
15.9
0.1
FY2006 Initial Projections
Sales
Operating Income
(Billions of yen)
78.3
6.4
71.9
4.4
FY2004
77.7
7.1
70.6
3.7
FY2005
89.0
8.7
80.3
5.0
FY2006 Projections

Electronic Equipment and Metal Products



1Q Overview

- Although first quarter sales and operating income exceeded initial projections, they were below results for the same quarter of the previous year
- Sales of LSI sound chips for mobile phones were slightly above initial projections, but down year-on-year. Recovery is expected from the second quarter as new product shipments shift into high gear.
- Compared the same quarter of the previous year, sales and operating income were also down for electronic metals. However, they are expected to pick up amid signs of an end to the current round of inventory adjustments in the electronic metals market.

FY2006 Projections and Priority Policies

- Boost share with increased sales of new LSI sound chip products for mobile phones
- Increase sales of existing LSI products for applications other than mobile phones, e.g. chips for pachinko
- Develop and launch new devices
- Prepare to increase production of electronic metals as market conditions improve
- Enhance profitability through further reductions in production costs and expand copper connector materials business



(Billions of yen)
21.2
Metals
3.7
Semi-conductors
17.5
7.7
13.8
2.7
11.1
2.6
13.6
3.0
10.6
2.0
FY2005
FY2006
FY2006 Initial Projections
Sales
Operating Income
(Billions of yen)
76.9
12.9
64.0
30.0
69.0
12.3
56.7
20.0
58.5
12.7
45.8
10.0
FY2004
FY2005
FY2006 Projections

Lifestyle-Related Products


YAMAHA

1Q Overview

- Sales and operating income in the first quarter rose year-on-year and compared to initial projections
- Remodeling business grew
- First quarter operations returned a profit due to regaining of share in the system kitchen market largely thanks to marble sink products, as well as reductions in fixed costs, especially personnel expenses

FY2006 Projections and Priority Policies

- Build on the strong start in the first quarter and aim for enhanced profitability compared to the previous year
- Steady launch of new autumn products
  Offer wider variety of kitchen products
  Regain competitiveness in bathroom products
- While new housing starts will remain flat, more efforts will be made in the growing remodeling market
  Focus especially on boosting consumer appeal through showroom activities, sales campaigns targeted at distributors and public relations
- Continue cutting production costs and improving quality


(Billions of yen)
10.4
11.2
10.2
Other
1.5
1.7
1.4
System Kitchens
3.5
4.4
3.6
Bathrooms
5.4
5.1
5.2
-0.1
0.3
0
FY2005
FY2006
FY2006 Initial Projections
Sales
Operating Income
(Billions of yen)
44.8
42.8
41.5
6.7
6.2
5.9
17.2
16.5
16.0
20.9
20.1
19.6
1.5
0
0
FY2004
FY2005
FY2006 Projections

Recreation


YAMAHA

1Q Overview

- Although stays at facilities such as Nemunosato™ and Tsumagoi™ increased due to factors including the effects of the Aichi Expo, day trippers and fewer weddings meant that first quarter sales were down against initial projections and year-on-year
- Operating income improved due to rationalization of expenses and to reduced depreciation (down ¥250 million year-on-year)

FY2006 Projections and Priority Policies

- In addition to increasing revenue by attracting more customers, minimize deficit by further efforts to rationalize expenses and reduce depreciation
- Attract more customers by continuing to meet Aichi Expo demand and stepping up sales efforts
- The Kiroro resort is a key focus: in conjunction with the rebuilding of ski courses, initiatives will be launched to attract local visitors on day trips


(Billions of yen)
4.3
-0.8
FY2005
4.0
-0.5
FY2006
4.3
-0.6
FY2006 Initial Projections
Sales
Operating Income
(Billions of yen)
20.1
-1.1
FY2004
18.3
-2.3
FY2005
20.0
-0.5
FY2006 Projections

Others


YAMAHA

1Q Overview

- With an increase in sales of golf products, FA and metallic molds against the initial projections, positive operating income was achieved in the first quarter
- Sales of golf products exceeded initial projections thanks to new products and the bringing forward of shipments to Korea
- Due to reduced production costs, FA and magnesium molded parts for mobile phones showed much higher revenues than in the same quarter of the previous year

FY2006 Projections and Priority Policies

- Continue new customer development and strengthen productivity for automobile interior wood components
- Set up new manufacturing techniques for installation of magnesium molded parts for use in mobile phones and develop new customer bases


(Billions of yen)
FA, etc.
Golf products
Automobile interior wood components
5.8
2.7
0.7
2.4
-0.2
FY2005
5.5
2.6
0.7
2.2
0.1
FY2006
5.2
2.2
0.5
2.5
-0.3
FY2006 Initial Projections
Sales
Operating Income
(Billions of yen)
26.1
13.0
2.2
10.9
0.2
FY2004
23.6
11.3
2.1
10.2
0.2
FY2005
24.0
10.1
2.7
11.2
1.0
FY2006 Projections

Inventories

YAMAHA

- Inventories at the end of the first quarter increased compared with both the initial projection and the same quarter of the previous year.

  Every effort will be made to shrink inventories by the end of the fiscal year.

(Billions of yen)

	At the end of 1Q			At the end of the fiscal year		
	FY2004 (1Q)	FY2005 (1Q)	FY2006 (1Q) (Initial Projections)	FY2004	FY2005	FY2006 (Projections)
Goods in Process/ Materials	27.3	28.2	25.8	25.0	26.9	23.7
Other Products*	1.2	0.9	2.0	1.4	0.4	1.7
AV/IT Products	8.6	11.5	9.0	8.2	10.1	7.7
Musical Instruments	42.2	44.1	41.3	37.5	41.0	36.3
Total	79.3	84.7	78.1	72.1	78.4	69.4

* Reduction in inventory valuation is included in Other Products

Capital Expenditure/Depreciation/ R&D Expenses


YAMAHA

(Billions of yen)

Capital Expenditure/ Depreciation

	FY2005 (1Q)	FY2006 (1Q)	FY2004	FY2005	FY2006 (Projection)
Others	0.8	0.7	4.9	5.3	4.8
Electronic equipment & metal products	1.1	0.4	4.4	5.0	5.6
AV/IT	0.2	0.2	1.8	1.1	1.7
Musical Instruments	1.9	2.2	10.1	11.3	11.9
Total	4.0	3.5	21.2	22.7	24.0
(Depreciation)	(4.8)	(4.7)	(17.5)	(19.0)	(19.9)

R&D Expenditure

	FY2005 (1Q)	FY2006 (1Q)	FY2004	FY2005	FY2006 (Projection)
Others	0.6	0.6	2.2	2.2	2.4
Electronic equipment & metal products	0.9	1.0	3.4	4.5	4.9
AV/IT	1.2	1.3	4.9	5.1	5.0
Musical Instruments	2.7	2.6	12.0	11.2	10.7
Total	5.4	5.5	22.5	23.0	23.0

Interest-Bearing Liabilities (Actual Balance)


YAMAHA

(Billions of yen)

Free Cash Flows

FY2004 (Full Year)	FY2004 (1Q)	FY2005 (2-4Q)	FY2006 (1Q)	FY2006 (2-4Q projection)
39.5	-2.4	29.1	-19.6	23.2

Interest-bearing Liabilities

	As at March 31, 2004	As at June 30, 2004	As at March 31, 2005	As at June 30, 2005	As at March 31, 2006 (projection)
Long- and short-term borrowings, less cash and deposits	16.8	22.3	-4.6	14.9	-2.4
Balance of resort security deposits (not included in above)	30.8	29.9	28.9	28.3	26.7

Balance Sheet Summary

YAMAHA

(Billions of yen)

	As of June 30, 2004	As of March 31, 2005	As of June 30, 2005	As of March 31, 2006
Cash and Bank Deposits	30.5	51.2	35.6	30.1
Accounts and Notes Receivable	81.0	71.6	72.8	85.8
Inventories	79.3	78.4	84.7	69.4
Other Current Assets	22.2	24.4	22.4	25.5
Fixed Assets	278.8	280.0	283.4	292.4
Total Assets	491.8	505.6	498.9	503.2
Accounts and Notes Payable	42.8	37.7	38.7	41.8
Short- and Long-Term Borrowings	52.9	46.6	50.5	27.7
Other Liabilities*	150.2	146.1	125.2	133.6
Shareholders' Equity	245.9	275.2	284.5	300.1
Total Liabilities and Shareholders' Equity	491.8	505.6	498.9	503.2

* Other liabilities include minority interests

Appendix

First Quarter Non-Operating Income/ Extraordinary Income (Loss)

YAMAHA

(Billions of yen)

	FY2005 1Q	FY2006 1Q	FY2006 1Q (Initial Projections)
Non-Operating Income			
Equity method income	2.8	5.3	2.8
Net financial income	0.2	0.2	0.1
Other	- 0.8	- 0.8	- 1.0
Total	+ 2.2	+ 4.7	+1.9
Extraordinary Income (Loss)			
Income from (loss on) disposal of fixed assets	- 0.1	0.7	0.1
Other	- 32.3	0.5	- 0.3
Total	- 32.4	+ 1.2	- 0.2
Corporate Income Tax and Other Expenses			
Corporate income tax, etc.	- 2.7	2.9	2.4
Minority interests in consolidated subsidiaries	0.1	0.1	0.1
Total	- 2.6	3.0	2.5

- Asset impairment loss: -32.5

FY2006 Non-Operating Income/ Extraordinary Income (Loss)

YAMAHA

Billions of yen

Non-Operating Income	FY2004	FY2005	FY2006 (Projections)
Equity method income	10.4	9.1	11.0
Net financial income	- 1.0	- 0.3	- 0.6
Other	- 3.5	- 3.2	- 4.9
Total	+ 5.9	+ 5.6	+5.5

Extraordinary Income (Loss)	FY2004	FY2005	FY2006 (Projections)
Income from (loss on) disposal of fixed assets	- 2.3	- 1.1	- 0.4
Other	- 1.2	- 6.7	- 0.6
Total	- 3.5	- 7.8	- 1.0

FY2004 Other:
- ·Social welfare for prior years (upon transition to comprehensive remuneration system): -0.9
- ·EC penalty: -0.3

FY2005 Other:
- · Gain on return of substitutional portion of pension plan: 19.9
- · Gain on sales of investment securities: 6.5
- · Asset impairment loss: –32.7

Corporate Income Tax and Other Expenses	FY2004	FY2005	FY2006 (Projections)
Corporate income tax, etc.	3.5	13.4	12.1
Minority interests in consolidated subsidiaries	0.5	0.4	0.4
Total	4.0	13.8	12.5

YAMAHA Musical Instrument Sales in the Japanese Market



With the end of the initial round of "STAGEA™" Electone™ shipments, first quarter sales fell year-on-year

Spring enrolments in Yamaha Music Schools rose year-on-year for the second year running, and this is expected to boost sales



(Billions of yen)
1Q sales for FY2002 and FY2003 were calculated using internal administrative figures
Numbers in parentheses refer to the previous fiscal year
150.0
100.0
50.0
0.0
40.8
40.3
(99%)
38.5
(96%)
39.7
(103%)
37.8
(95%)
19.9
19.0
142.8
139.4
(98%)
134.4
(96%)
140.2
(104%)
137.2
(98%)
59.2
55.9
51.7
Music Schools, etc.
Yamaha musical instruments
FY2002
FY2003
FY2004
FY2005
FY2006
FY2002
FY2003
FY2004
FY2005
FY2006
(Projections)
1Q
Full Year

YAMAHA Musical Instrument Sales in the U.S. Market

YAMAHA

Retail sales are robust but increased shipments at the end of the previous fiscal year (4Q) have left inventories higher than planned. Thus sales in 1Q were lower than projections. However, the current round of inventory adjustment is coming to an end and recovery is expected from the second quarter.



Wholesale Amount
(Millions of US$)
600
500
400
300
200
100
0
93
103
(110%)
96
(94%)
98
(102%)
100
(102%)
470
501
(107%)
532
(106%)
551
(103%)
606
(110%)
FY2002
FY2003
FY2004
FY2005
FY2006
FY2002
FY2003
FY2004
FY2005
FY2006
(Projections)
1Q
Full-Year

YAMAHA Musical Instrument Sales in the German Market


YAMAHA

Retail sales are slack and conditions continue to be challenging. Sales should pick up with new electronic instruments for autumn and the launch of high-function professional audio models.

Wholesale Amount
(Millions of Euros)

250
200
150
100
50
0

45
45 (100%)
43 (97%)
43 (99%)
39 (90%)
190
194 (102%)
188 (97%)
180 (96%)
200 (111%)

FY2002 FY2003 FY2004 FY2005 FY2006 FY2002 FY2003 FY2004 FY2005 FY2006

1Q

Full-Year

(Projections)

YAMAHA Musical Instrument Sales in the U.K. Market


YAMAHA

The musical instrument market is sluggish all round, but inventory has been reduced and the new high-added-value CLPO1 electronic piano and wind instrument school campaign are expected to spark increased sales.

Wholesale Amount
(Millions of £)
80
60
40
20
0
11
11 (102%)
12 (107%)
12 (101%)
11 (93%)
62
63 (102%)
65 (103%)
66 (101%)
68 (104%)
FY2002
FY2003
FY2004
FY2005
FY2006
FY2002
FY2003
FY2004
FY2005
FY2006
(Projections)
1Q
Full-Year

YAMAHA Musical Instrument Sales in the Chinese Market


YAMAHA

Sales of pianos manufactured in Hangzhou are increasing rapidly as production rises. Sales networks are also being established for these products. A new subsidiary, was established in Shanghai in July; now preparing to open Yamaha Music School in October.

Wholesale Amount
(Millions of yuan)
800
600
400
200
0
90
90 (100%)
75 (83%)
126 (168%)
138 (110%)
512
514 (100%)
460 (89%)
550 (120%)
670 (122%)
FY2002
FY2003
FY2004
FY2005
FY2006
FY2002
FY2003
FY2004
FY2005
FY2006
(Projections)
1Q
Full-Year

Inventory of Musical Instrument Products


YAMAHA

➢ Inventories at the end of the first quarter were up compared to both initial projections and the same quarter of the previous year. Inventories increased in the U.S. By product, inventories rose for pianos and electronic instruments.

(Billions of yen)

By Region

	End of First Quarter			End of Fiscal Year		
	June 2004	June 2005	June 2005 (Initial Projections)	March 2004	March 2005	March 2006 (Projections)
Others	7.0	6.7	6.8	5.7	5.4	5.4
Europe	7.5	7.8	7.8	7.0	8.0	6.2
N. America	11.2	12.7	10.0	8.5	10.3	8.1
Japan	16.5	16.9	16.7	16.3	17.3	16.6
Total	42.2	44.1	41.3	37.5	41.0	36.3

By Product

	June 2004	June 2005	June 2005 (Initial Projections)	March 2004	March 2005	March 2006 (Projections)
Other Products*	6.6	6.9	5.9	6.2	6.7	5.6
Wind, string & percussion instruments	12.6	13.0	12.1	12.5	13.1	11.2
Professional audio equipment	4.6	4.7	4.7	4.5	4.7	4.2
Electronic instruments	10.3	10.0	9.0	7.1	8.3	7.6
Pianos	8.1	9.5	9.6	7.2	8.2	7.7
Total	42.2	44.1	41.3	37.5	41.0	36.3

* Reduction in inventory valuation is included in Other Products

Scale of Global Market for Home Theater Products
(Home Theater Systems + AV Amplifiers/Receivers)

YAMAHA

Home Theater Systems

- Although the market is expanding, the prices continue falling. Growth in 2006 is expected to be 8% by volume.
- North America: Growth is slowing for both HTiB and DVD-integrated products. Growth for DVD-integrated products is only around 2%.
- Europe: Lineup of DVD-integrated products (DVD minicomponents) is increasing. Price competition is sparking price wars.
- Japan: Home theater products are penetrating with the large flat-panel TVs.
- Other Asia/China: Strong growth trend continues

5.70
8.36
10.22
11.55
12.43
Others
Japan
Europe
North America
2002
2003
2004
2005 (Projections)
2006 (Projections)

AV Amplifiers/Receivers

- The global market is shrinking
- North America: Approx. 10% reduction by volume is forecast
- Europe: Market is shrinking
- Japan: Market has shrunk 5% from previous year
- Other Asia, China: Market is expanding, sales of AV receiver + speaker packages are rising



(Million units)
3.51
3.25
3.05
2.97
2.84
Others
Japan
Europe
North America
2002
2003
2004
2005
2006
(Projections) (Projections)

Yamaha's AV Market Share


YAMAHA

Japan

Home Theater Systems:
Share of Total Sales Amount
(GfKJ)
20%
10%
0%
14%
11%
10%
14%
13%
'01
'02
'03
'04
'05 (Jan.-June)

AV Amplifiers:
Share of Total Sales Amount (GfKJ)
40%
30%
20%
10%
0%
23%
35%
39%
34%
31%
'01
'02
'03
'04
'05 (Jan.-June)

U.S.

Home Theater Systems:
Share of Total Sales Amount
(INTELECT)
10%
5%
0%
7%
5%
6%
8%
8%
'01
'02
'03
'04
'05 (Jan.-May)

AV Receivers:
Share of Total Sales Amount (INTELECT)
40%
30%
20%
10%
0%
25%
24%
27%
34%
34%
'01
'02
'03
'04
'05 (Jan.-May)

LSI Sound Chips for Mobile Phones: Trends and Measures


YAMAHA

■ Market Environment

- The mobile phone market will be driven by emerging markets such as China, India and Brazil in 2005 and can expect to see growth of 10% or more compared with the previous year. However, this will not result in expanded sales of LSI sound chips.
  - Shift to placing importance on audio functions in major markets and expansion of markets permitting software sound source
  - As competition heats up in the mobile phone market, pressure mounts for component makers to drop prices
  - Competition is getting fiercer up in the LSI sound chip market due to new entrants

■ Key Measures

- Continue to launch and expand sales of products with advanced functions (128-note polyphony, 3D capability, integrated digital amps, etc.)
- Expand sales of products with integrated audio decoders (for MP3, AAC) and propose new applications
- Launch and expand sales of products capable of winning out against price competition


Sales
(Billions of yen)
Electronic equipment and metal products
Semiconductors
43.2
36.6
60.6
76.9
69.0
58.5
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006 (Projections)
* Sales of electronic equipment and metal products
Operating Income
(Billions of yen)
6.6
4.3
19.3
30.0
20.0
10.0
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006 (Projections)
* Operating income from electronic equipment and metal products

In this report, the figures forecast for the Company's future performance have been calculated on the basis of information currently available to YAMAHA and the YAMAHA Group.

Forecasts are, therefore, subject to risks and uncertainties. Accordingly, our actual performance may differ greatly from our predictions depending on changes in the operating and economic environments, demand trends, and the value of key currencies, such as the U.S. dollar and the Euro.